



trico bancshares

ANNUAL REPORT **2009**



There is no single giant leap to success...only a lot of careful, well-planned little steps.

GROWTH
STRENGTH
CAPITAL
LIQUIDITY
PROFITABILITY



## Our Mission

# Tri Counties Bank exists for only one purpose: improving the financial success and well-being of our shareholders, customers, communities and employees.

## 2009 Financial highlights

- Earnings of $9,962,000
- Total assets of $2.170 billion (increase of 6.2% year-over-year)
- Deposit balances of $1.828 billion (increase of 9.5% year-over-year)
- No "sub-prime" or other high-risk mortgages
- Well capitalized with total risk-based capital of 13.4%
- Cash dividends every quarter since our NASDAQ listing in 1993

We remain strongly committed to our conservative banking philosophy and proven risk-management processes. We believe they provide the template for success today and in the future.



In last year's shareholder message, I referred to the financial firestorm that the United States economy had been facing since the autumn of 2007. Since then, the fallout from this country's deepest recession in decades has continued. High unemployment, a poor operating environment for small businesses, and a general lack of confidence in economic prospects all erode the belief that good days lie ahead.

As a result, we have seen many troubled banks placed into receivership by banking regulators. The Federal Deposit Insurance Corporation facilitated these closures almost weekly during 2009. Despite the significant challenges, TriCo Bancshares has remained a profitable banking institution. We have continued to pay quarterly cash dividends to our shareholders throughout this recessionary period, just as we have every quarter since our listing on NASDAQ in 1993. We have also increased our already strong levels of liquidity and capital, while increasing reserves for loan losses. We remain strongly committed to our conservative banking philosophy and proven risk-management processes. We believe they provide the template for success today and in the future.

With that backdrop, this year's annual report demonstrates our financial performance during 2009 and discusses how we are dealing with difficult business conditions and economic challenges—while at the same time we continue to improve Tri Counties Bank, add new customers, maintain strong client relationships, and take steps to build upon our vision of banking for the future.

**Falling Short of Our Own Standards**

In absolute terms, our 2009 financial performance was weak. A 2009 net income of $9,962,000—compared to $16,798,000 in 2008—did not measure up to the standards that we set for ourselves. Our 2009 year-end diluted earnings per share of $0.62—compared to $1.05 in 2008—was affected significantly by our need to increase our loan loss reserves. Loan demand remained weak in 2009, as it has throughout this recession, resulting in reduced interest income. The low interest rate environment also limited bank investment choices, and because cash balance positions were consequently higher than normal, earnings on investments were lower. In addition, our deposit insurance premiums increased dramatically. As part of the banking industry, we fund the FDIC insurance that protects bank depositors nationwide. As bank failures deplete FDIC reserves, banks such as ours have faced significant increases in premiums. Our FDIC insurance premiums rose from $410,995 in 2008 to $3,585,962 in 2009. We believe that these costs will remain elevated for some time.

**Positive Performance in a Challenging Market**

Relative to the banking industry, our overall financial performance in 2009 was quite good. It had many positives. TriCo Bancshares has remained profitable every quarter during this recessionary period. Cash balances increased substantially and deposits grew by more than $159,000,000, adding to our already strong liquidity position. As mentioned, strong capital levels increased further as well. We ended 2009 with a Tier 1 capital ratio of 12.1% and a total risk-based capital ratio at 13.4%. Our loan loss reserves increased to 2.61% of total loans. We also realized considerable net growth in new business and consumer accounts.

Decreased bank earnings, while important, should not detract from many other accomplishments of 2009 that bode well for the long-term success of our company. For the first time since our inception, TriCo Bancshares became the market leader in Butte County, California—our home county—as measured by deposit market share. This demonstrates that customers are making Tri Counties Bank their bank of choice despite the presence of both larger national and smaller community bank competitors in our marketplace. We believe our financial strength, combined with our emphasis on high-quality customer service, resonates with customers. Other good news includes increases in first-deed mortgage lending throughout our branch network. Though we did not anticipate growth in mortgage lending, factors such as competitor consolidation in the banking and mortgage brokerage industries provided opportunities for us to facilitate these loans. Thanks to our profitability, capital levels, and liquidity, we continue to enjoy the balance-sheet strength to actively make loans in our marketplace.

**The Way Forward: Not Easy**

The way forward will not be easy. Fallout from the deepest recession since the Great Depression raises challenges and opportunities. In addition to depressed market conditions, new state and federal laws and additional banking regulations will keep us busy incorporating the highest levels of risk management and internal controls. The



extremely low interest rate environment will continue to present challenges. While low rates are common during economic recessions, current market rates have remained low for an unusually extended period. At the same time, government spending and national debt levels remain very high. The combination of low-yielding, bank-qualified investments and high government debt levels limits favorable investment choices and makes investment activities less desirable. While the slope of the yield curve is favorable for investments, concern about higher inflation levels in the future combined with today's low interest rates suggest a course of caution in our investment strategies and decisions.

We anticipate that it will take some time until home prices appreciate and home equity begins to increase. Even when the economy begins to recover, unemployment levels could remain elevated long into the recovery cycle. But this long recessionary period also brings forward some opportunities. For example, some banks will be unable to withstand the financial burdens created by the recession; we may have an opportunity to bid on certain desirable assets and liabilities of failed institutions. Based upon recent bid constructions and FDIC guarantee protections which mitigate risk, we believe that these transactions are worthy of consideration.

**Focusing on Customer Service and Success**

While purchasing failed institutions may present a strategic option, our focus remains on our customers and our core mission to provide solutions that help them succeed financially. We know that customers who find their way through tough times often benefit greatly when more favorable times return. With that in mind, we continue to provide new resources and tools for our business customers to navigate through this economy, such as cash management services, merchant card services, cash-flow analysis software for commercial businesses, online banking solutions, bill-pay services, retirement programs, and long-term investment strategies. We want to do our part to help our customers prepare for and execute sound, successful business strategies.

Providing convenience remains a key component of our banking philosophy. We know our customers have come to expect seven-day-a-week banking (including holidays), extended business hours, and conveniently located full-service branches. Thus we continue to open and re-engineer branches, and to place full-service bank branches inside select grocery stores. We see these as a logical extension of such valued customer services as 24-hour online banking, 24-hour automated teller machines, and after-hours telephone support. We opened two new full-service branches in Bakersfield, California, one in 2009 and one in March 2010. We will also open an additional full-service branch in Redding, California, in May 2010.

In early 2010, we launched a new prototype bank branch in Chico, California. Its innovative design enhances the customer experience with a bright and inviting space. It offers the latest technologies to better serve and communicate with our customers, and it employs a flexible layout that allows us to rapidly and efficiently deploy the same features in diverse physical spaces. Initial feedback has been very positive. We have also introduced a new "digital wall" concept that provides messaging to our branch customers by way of a continuous large-screen slide program. A tasteful and entertaining succession of slides portray our team members, local history, factoids, humor, and bank marketing messages, all set against a backdrop of iconic California scenery.

**An Optimistic Outlook**

While we recognize that the most severe recession in decades continues to profoundly affect our industry, we remain very optimistic about our prospects for the future. Our highlights for 2009 cannot be ignored. We added new branches, many new individual and business customers, increased our market share position, and strengthened our balance sheet. We increased our capital position, increased our already favorable liquidity levels and loan loss reserves, and remained profitable throughout the period.

We owe much of our success to our hard-working, committed team members. They remain dedicated to keeping our bank safe and sound. Our bankers understand the importance of teamwork, sacrifice, and doing things the right way. We greatly appreciate the priority and commitment they have given to our bank's success.

This year, 2010, marks our 35th year in banking. We have accomplished much. There is much more to achieve. We thank our shareholders, our customers, our communities, and our team members for their support and encouragement. We look forward with optimism as we continue our efforts to maintain and build upon a truly great banking company.

Richard P. Smith
President/Chief Executive Officer

William J. Casey
Chairman of the Board

# TRICO BANCSHARES
# Financial Summary
(in thousands, except per share amounts)

| Year ended December 31, | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Interest income | $112,333 | $121,112 | $127,268 | $120,323 | $98,756 |
| Interest expense | 20,615 | 31,552 | 40,582 | 34,445 | 20,529 |
| Net interest income | 91,718 | 89,560 | 86,686 | 85,878 | 78,227 |
| Provision for loan losses | 31,450 | 20,950 | 3,032 | 1,289 | 2,169 |
| Noninterest income | 30,329 | 27,087 | 27,590 | 26,255 | 24,890 |
| Noninterest expense | 75,450 | 68,738 | 68,906 | 66,726 | 62,110 |
| Income before income taxes | 15,147 | 26,959 | 42,338 | 44,118 | 38,838 |
| Provision for income taxes | 5,185 | 10,161 | 16,645 | 17,288 | 15,167 |
| Net income | $9,962 | $16,798 | $25,693 | $26,830 | $23,671 |
| **Share Data** | | | | | |
| Earnings per share: | | | | | |
| Basic | $0.63 | $1.07 | $1.62 | $1.70 | $1.51 |
| Diluted | $0.62 | $1.05 | 1.57 | 1.64 | 1.45 |
| Per share: | | | | | |
| Dividends paid | $0.52 | $0.52 | $0.52 | $0.48 | $0.45 |
| Book value at December 31 | 12.71 | 12.56 | 11.87 | 10.69 | 9.52 |
| Tangible book value at December 31 | 11.71 | 11.54 | 10.82 | 9.60 | 8.25 |
| Average common shares outstanding | 15,783 | 15,771 | 15,898 | 15,812 | 15,708 |
| Average diluted common shares outstanding | 16,011 | 16,050 | 16,364 | 16,383 | 16,331 |
| Shares outstanding at December 31 | 15,787 | 15,756 | 15,912 | 15,857 | 15,708 |
| **Balance Sheet Data at December 31:** | | | | | |
| Loans, net | $1,464,738 | $1,563,259 | $1,534,635 | $1,492,965 | $1,368,809 |
| Total assets | 2,170,520 | 2,043,190 | 1,980,621 | 1,919,966 | 1,841,275 |
| Total deposits | 1,828,512 | 1,669,270 | 1,545,223 | 1,599,149 | 1,496,797 |
| Debt financing and notes payable | 66,753 | 102,005 | 116,126 | 39,911 | 31,390 |
| Junior subordinated debt | 41,238 | 41,238 | 41,238 | 41,238 | 41,238 |
| Shareholders' equity | 200,649 | 197,932 | 188,878 | 169,436 | 149,493 |
| **Financial Ratios:** | | | | | |
| For the year: | | | | | |
| Return on assets | 0.48% | 0.85% | 1.36% | 1.44% | 1.38% |
| Return on equity | 4.89% | 8.70% | 14.20% | 16.61% | 16.30% |
| Net interest margin[1] | 4.77% | 4.96% | 5.07% | 5.14% | 5.14% |
| Net loan losses to average loans | 1.53% | 0.69% | 0.17% | 0.04% | 0.04% |
| Efficiency ratio[1] | 61.53% | 58.59% | 59.86% | 58.99% | 59.64% |
| Average equity to average assets | 9.73% | 9.72% | 9.55% | 8.68% | 8.49% |
| At December 31: | | | | | |
| Equity to assets | 9.24% | 9.69% | 9.54% | 8.82% | 8.12% |
| Total capital to risk-adjusted assets | 13.36% | 12.42% | 11.90% | 11.44% | 10.79% |
| Allowance for loan losses to loans | 2.36% | 1.73% | 1.12% | 1.12% | 1.17% |

[1] Fully taxable equivalent

The notes accompanying the audited financial statements appear in the accompanying Form 10-K.

Data in thousands, except per share amounts

### NET INTEREST INCOME


$91,718
$90,000
$80,000
$70,000
$60,000
$50,000
05
06
07
08
09

### TOTAL ASSETS


$2,170,520
$2,000,000
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
05
06
07
08
09

### TOTAL DEPOSITS


$1,900,000
$1,828,512
$1,800,000
$1,700,000
$1,600,000
$1,500,000
$1,400,000
05
06
07
08
09

### TOTAL NET LOANS


$1,600,000
$1,464,738
$1,200,000
$800,000
$400,000
0
05
06
07
08
09

### NET INCOME


$30,000
$20,000
$10,000
$9,962
0
05
06
07
08
09

### DILUTED EARNINGS PER SHARE


$2.00
$1.50
$1.00
$.62
$0.50
0
05
06
07
08
09

# BOARD OF DIRECTORS

**Steve G. Nettleton**
Member since 2003
Former President, Chico Heat Baseball Club, LLC, Member of Board of Trustees Enloe Medical Center
Chico, California

**Alex A. Vereschagin, Jr.**
Secretary of the Board
Member since 1975
Secretary-Treasurer, Plaza Farms & Managing Partner Vereschagin Co., Senior Partner Three V Ranch, Orland, California
Charter Board Member

**Carroll R. Taresh**
Member since 1998
Executive Officer
Tri Counties Bank,
Chico, California
Retired 1996



**Donald E. Murphy**
Vice Chairman of the Board
Member since 1975
Vice President & General Manager
J.H. McKnight Ranch,
Nelson, California
Charter Board Member

**John S.A. Hasbrook**
Member since 2002
President Hasbrook-Fetter Farms, Inc., SunWest Wild Rice Co., Inc.,
Winters, California

**William J. Casey**
Chairman of the Board
Member since 1989
Healthcare Consultant,
Chico, California

## Our Story

In 1975, with $1 million in capital and a modest vision of three branches, the founders of Tri Counties Bank committed themselves to creating a new community bank that would better serve the unique needs of local people. They certainly accomplished what they set out to do. Over 35 years and $2 billion in assets later, the values established by our founders—trust, respect, integrity, communication, and opportunity—have taken root and grown.

**W. Virginia Walker**
Member since 2009
General Manager
The Jamison Group LLC
Technologies Consulting,
Chico, California

**Michael W. Koehnen**
Member since 2002
Owner, CF Koehnen & Sons
Orchard & Apiary Operations,
Ordbend, California

**Donald J. Amaral**
Chairman of Audit Committee
Member since 2003, Retired
Healthcare Industry CEO,
Reno, Nevada



**Richard P. Smith**
Member since 1999
President & CEO TriCo Bancshares
and Tri Counties Bank,
Chico, California

**L. Gage Chrysler**
Member since 2008
President & CEO
Modern Building, Inc.
Chico, California

**Craig S. Compton**
Member since 1989
President, AVAG, Inc. Aerial
Application Business,
Richvale, California

## Directors Emeriti



Sankey M. Hall, Jr.



Everett B. Beich



Wendell J. Lundberg


tri counties bank
tri counties bank
Mela
Pontiac TransAm
I write music
Go big or go home
2 years

In just over one year we designed and launched our new branch prototype along with a refreshed logo and exterior sign system.

## INNOVATION BY DESIGN

Our brand is more than a logo or colors. It's our promise to customers that they will be taken care of, that we will treat them like returning friends.



When we set out almost two years ago to redesign our branches, we decided to first step back and take a bigger strategic view of our overall brand. After 35 years of growth we had built substantial equity and goodwill. Our service levels and business practices were unquestionably solid, consistent, and unwavering. But visually, we were perhaps a step behind.

The time was right to make some changes, starting from the outside—our logo and signage—and moving inside. Updating our identity and our sign family would support a completely new interior branch design. It would take us a giant step toward creating a more consistent customer experience. After all, our business is about our customers.

There was no need to start from scratch, though. We know who we are, so trying to become something our customers wouldn't recognize wasn't in order. We set out to establish a look that would build on our highly respected reputation—a look all our own, one that would stand out from the competition and offer our customers a welcoming, consistent, branded experience.

We started by refreshing our logo. We chose lowercase type in a modern, uncluttered font. We warmed up our palette. We call the new color "sunrise gold." On our signs, it's presented in gradations, from bright, glowing gold to clean, clear white—the backdrop for our symbol. It's cleaner, more readable, and has a friendly, welcoming look. It says much about who we are and what we offer—an engaging, personal, and warm community bank experience.

Then we moved inside. The goal was to make our branches truly inviting spaces where customers would feel welcome and happy to return. We consulted with a leading national architectural firm to create interiors that are extraordinarily open, friendly, bright, and free of clutter. We also designed ways to make our branches authentically local. We're proud to be a community bank rooted in the beauty of California. So walls and dividers inside our branches showcase local scenes with environmental graphics—large-scale images celebrating our scenery and heritage.

We took that one step further by devising a "digital wall" presentation for our newly designed branches. We didn't want to recreate the tired trend of broadcasting commercials and news updates on noisy television monitors. Instead, we created a large-screen production that depicts, in stunning visuals and engaging words, the richness of the Tri Counties region. It's equal parts entertainment, almanac, and family album. Ongoing slides depict a day in the life of Northern California, interspersed with factoids, humor, quotes from notable Californians, historical images, and marketing messages. The heart of the presentation is a campaign we call "We Are You." It portrays bank employees as exactly who they are—members of the local community who live, work, grow, play, and raise families in the Tri Counties region.

The beauty of the new branch design is its unique modularity. We designed it around a set of smart, flexible components—a kit of parts—that we can integrate into any new or existing space. Customers will be able to experience the warmth and familiarity of Tri Counties Bank throughout our network. We feel that making our image consistent builds credibility and trust with our customers. More than ever, they know what to expect from Tri Counties Bank—exceptional service delivered in engaging spaces by team members who truly care about the communities they serve.


tri counties bank



Left: Tri Counties Bank Managers Vineet Bhardwaj, Julie Curl, Mike Sena, and Bill Newman build and present a bicycle to a member of the Chico Boys and Girls Club.

Opposite page: A Tri Counties Bank-sponsored team of employees joined more than 28,000 participants in November for the Run to Feed the Hungry, which helped raise over $750,000 for Sacramento Food Bank & Family Services.

Below: Regional Sales Manager Bindu Jaduram, and Branch Manager Eric Quiambao, help hand out hundreds of donated coats during the 19th annual Coats for Kids Distribution Day in Sacramento.



Chico Pillsbury Branch Manager, Ken Forbis and community volunteers collect canned food donations at the first annual Tis the Season Salvation Army Food Drive. Over three days at three Tri Counties Bank collection points in Chico, Red Bluff, and Redding, more than 43,000 pounds of food were collected and distributed to local families in need.



## The gifts of personal time, experience, and heart are what make the people who represent our organization so special.

Making a positive impact in the communities where we live and work remains a core value of our company. Last year, Tri Counties Bank took part in programs that helped provide coats and food for those in need, contributed to the arts, focused on financial literacy issues, and more. Tri Counties Bank employees hold elected positions and volunteer on local boards to help guide our communities. You will find this authentic community spirit all across our growing footprint.

In addition to our corporate contributions, we encourage our employees to invest themselves in our communities. The gifts of personal time, experience, and heart are what make the people who represent our organization so special. Fund-raising programs, such as canned-food collections and holiday gift trees, are programs created by our employees to directly support those in need. We are proud of our employees for their community pride and spirit. They are what make Tri Counties Bank such a special place to work.

We also continue to apply our innovative spirit to make a difference in our environment. Through our new Sustainability Initiative we are discussing solutions to reduce paper consumption, make our existing and new facilities more energy efficient, and improve our recycling efforts. We will continue to research and review areas in which we can improve.

As a good corporate citizen, Tri Counties Bank will continue to work to strengthen the communities we serve through our financial support and employee volunteerism. We will direct our energy and enthusiasm to help make our communities better places to live and work.

## 2009 Community Highlights

**$47,000**
**of scholarships funded**

**43,000+**
**pounds of food collected**

**33,000+**
**warm coats distributed**

**59**
**pints of blood given**

**1**
**team working together**

Tri Counties Bank actively participates in affordable housing projects and numerous community outreach programs, and provides corporate contributions and scholarship opportunities. Our wide variety of consumer and business banking products and services are designed to help low- and moderate-income individuals and entities meet their banking needs.

Our innovative new branch prototype came to life in 2009 with the opening of our full-service banking center in Chico, California.

Below: The graphic glass wall in our South Panama Bakersfield Branch inside Walmart features a panoramic photo of the Kern River.

## The mission of the Retail Bank is to deliver a world-class customer experience, provide sound financial advice, and to grow our customer relationships through service, teamwork, and strategic partnerships.


tri counties bank



**Dan Bailey**
Executive Vice President
Retail Banking

Despite the economic challenges of 2009, the Retail Banking team at Tri Counties Bank continued to deliver extraordinary value to our clients. Because these challenges will continue, we know our customers need sound financial advice more than ever. We will be there for them. Our focus is to identify our customers' financial needs and then provide the products and services that solve those needs. Each must help our customer save money, make money, or make their banking more convenient.

### The Results Are In

We're proud of our results in 2009. We ended the year with the highest deposit balances and the most checking households in our company's history. Deposit balances grew by $159 million—an increase of 9.50%—and ended the year at $1.82 billion. Consumer checking account growth for the year was 9.17%, while business checking accounts grew 7.68%. Both results were among the best in our company's history. We believe this performance indicates something very simple yet highly significant: Our current and new customers value Tri Counties Bank as a trusted financial partner.

### New Look, Branches, Services

During the past year we made significant enhancements to strengthen our visual brand and separate ourselves from the competition. Our brand is more than our logo or our colors. It's our promise to customers about how they will be taken care of, how we will treat them, and what they can expect from us. That brand promise needs to be consistent, clear, and evident at every touch point in our retail locations. The objectives for the new design were straightforward: create a look that's all our own, that stands out from the competition and will enhance customer interactions and our business goals. Judging by the positive response of our customers we believe we're on the right track.

We opened a new full-service branch inside a Bakersfield, California, Walmart Supercenter (and plan another for Redding, California, in May 2010). Our expansion proceeded into early 2010 with an additional in-store branch in Bakersfield and an innovative new prototype branch in our hometown of Chico, California. It's literally a branch of the future, with cutting-edge technology and clean, open, bright and inviting spaces. The design utilizes modular components, so it can be efficiently deployed into a variety of spaces. The Bakersfield in-store branch and South Chico traditional branch featured our new architecture and signage, depicted in the photographs on the facing page.

We also debuted our "digital wall"—a large-screen multimedia display designed to inform and engage customers inside our branches. We launched the wall with a campaign called "We Are You," which visually introduces viewers to Tri Counties Bank's most valuable asset—our team members. The day-long experience also depicts the history and beauty of our communities and entertains with useful information and memorable anecdotes.

Key enhancements to our product line in 2009 included our OnGuard identity-theft protection and our Mobile Banking service. Perfect Choice Checking, a premium, interest-paying account launched in mid-2008, continues to attract new customers and to strengthen existing relationships.

Through these challenging economic times, we remain guided by the community banking philosophy that motivated our founders 35 years ago. It includes our mission of improving the financial well-being of our shareholders, customers, communities, and employees and encompasses our company values of trust, respect, integrity, communication, and opportunity. We remain ready to deliver these in the current year and beyond. Our bankers are committed to earning and maintaining the role of trusted advisor to every customer we serve.



Small Business Regional Sales Manager Gretchen Hritz, presents business management strategies at the Tri Counties Bank sponsored Women in Work Expo held in Sacramento.

Opposite page: Small Business Regional Sales Manager Mark Murgia reviews a Prosperity Index report with Chico customer Bud Schwab.

## The mission of the Wholesale Banking team is to deliver financial services to businesses that promote long-term growth and the creation of wealth for both the client and the bank.





**Richard O'Sullivan**
Executive Vice President
Wholesale Banking

This year was challenging for the bank and for our customers. Although we continued to lend to viable businesses—even within industries hit hard by the recession—our loan totals were down from previous years. One major reason: sales were down for most of our commercial clients. With little opportunity for growth, they had less need to borrow. In light of these challenges, the Wholesale Banking team continued to help our clients meet their credit needs during these difficult times, and assisted them when attractive opportunities arose.

Our team members include specialists in products and services such as lending, deposit services, merchant services, cash management, leasing, and investment services. We offer complete, packaged financial solutions—simple to complex—that are tailored to business segments within our communities. These include agriculture, manufacturing, wholesale distribution, medical, professional, accountants, bookkeepers, and retailers.

### A Culture of Proactive Service

But what makes Tri Counties Bank exceptional is not our slate of products and services, nor even pricing. All banks offer essentially the same financial services. What differentiates Tri Counties is our proactive service culture—that is, delivering timely information to a business about its financial performance relative to its business goals and industry standards. The cornerstone of this process is the Prosperity Index™, a diagnostic tool that provides detailed information specific to key performance indicators. But our role extends beyond providing reports; we also interpret the results for our customers. We provide a relationship service plan detailing the diagnostic information the customer wants and what course of action the bank will follow to fulfill the service commitment. We believe that the Prosperity Index and the relationship service plans are natural extensions of our philosophy of relationship banking, and key differentiators of Tri Counties Bank from our competition.

Another example of our proactive business culture is our QuickBooks for Business Success seminars. We conduct these free seminars because we know that strong financial controls and reports are critical to the long-term success of our business clients, and many of them struggle to compile complete and accurate financial reports. We held 23 of these popular seminars in 2009—not only for our customers but for any business that wished to attend. We have expanded this outreach by offering them to members of business associations and agricultural co-ops.

We believe our proactive service culture will continue to help our clients endure these ongoing difficult times. And when the economy begins to recover, Tri Counties Bank will still be there—delivering the services and products our clients want and need to achieve their future financial goals.


Campus Bicycles



**Left to right: Craig Carney**, Executive Vice President, Chief Credit Officer; **Tom Reddish**, Executive Vice President, Chief Financial Officer; **Dan Bailey**, Executive Vice President, Retail Banking; **Rick Smith**, President and Chief Executive Officer; **Rick Miller**, Senior Vice President, Director of Human Resources; **Richard O' Sullivan**, Executive Vice President, Wholesale Banking; **Ray Rios**, Senior Vice President Chief Information Officer

## How we will succeed in 2010

Consistent results are the direct by-product of consistent performance. Tri Counties Bank will continue creating new ideas for customers and prospects, and as a result, we will add more value to each customer's relationship with us. We will focus our resources and our talent where we have high-growth opportunities, measure everything we do, and direct our energy to the things that work. We will continue to manage our risk with a cautious eye, and make certain that our business is growing upon safe, strong and sound business principles. It is the nature of this organization to succeed because it is the shared expectation of all our team members.

Our veteran management team has the talent, the passion, and the vision to successfully lead and keep Tri Counties Bank growing into the future. At Tri Counties Bank, the mission and the expectations are clear—improving the financial success of our shareholders, customers, communities, and employees.

The notes accompanying the audited financial statements appear in the accompanying Form 10-K.

## Net Interest Margin

Following is a summary of the company's net interest margin for the past three years:

| | Year ended December 31, | | |
|---|---|---|---|
| **Components of Net Interest Margin** | **2009** | **2008** | **2007** |
| Yield on earning assets | 5.83% | 6.69% | 7.43% |
| Rate paid on interest-bearing liabilities | 1.38% | 2.26% | 3.05% |
| Net interest spread | 4.45% | 4.43% | 4.38% |
| Impact of all other net noninterest-bearing funds | 0.32% | 0.53% | 0.69% |
| Net interest margin (FTE) | 4.77% | 4.96% | 5.07% |

## Noninterest Income

The following table summarizes the Company's noninterest income for the past three years (dollars in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| **Components of Noninterest Income** | **2009** | **2008** | **2007** |
| Service charges on deposit accounts | $16,080 | $15,744 | $15,449 |
| ATM fees and interchange | 4,925 | 4,515 | 4,068 |
| Other service fees | 1,229 | 1,120 | 1,175 |
| Mortgage banking service fees | 1,140 | 1,036 | 998 |
| Change in value of mortgage servicing rights | (552) | (1,860) | (490) |
| Gain on sale of loans | 3,466 | 1,127 | 994 |
| Commissions on sale of nondeposit investment products | 1,632 | 2,069 | 2,331 |
| Increase in cash value of life insurance | 1,879 | 1,834 | 1,445 |
| Other noninterest income | 530 | 1,502 | 1,620 |
| Total noninterest income | $30,329 | $27,087 | $27,590 |

Noninterest income increased $3,242,000 (12.0%) to $30,329,000 in 2009. Service charges on deposit accounts were up $336,000 (2.1%) due primarily to increased per-item overdraft fees implemented during 2009. ATM fees and interchange, and other service fees were up $410,000 (9.1%) and $109,000 (9.7%) due to expansion of the Company's ATM network and customer base. Overall, mortgage banking activities, which includes amortization of mortgage servicing rights, mortgage servicing fees, change in value of mortgage servicing rights, and gain on sale of loans, accounted for $4,054,000 of noninterest income in the 2009 compared to $303,000 in 2008. The increased contribution from mortgage banking activities was due to increased loan sales during 2009 and a significant decrease in the value of mortgage rights at the end of 2008. Commissions on sale of non-deposit investment products decreased $437,000 (21.1%) in 2009 due to decreased resources focused in that area and lesser demand for these products. Increase in cash value of life insurance increased $45,000 (2.5%) due to essentially unchanged earning rates on the related life insurance policies. Other noninterest income decreased $972,000 (64.7%) due primarily to decreases in deposit sweep income, official check float commission rebate, and lease brokerage income, and increased loss of disposal of fixed assets.

## TRICO BANCSHARES
## CONSOLIDATED BALANCE SHEETS

| | At December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands, except share data) | |
| Assets: | | |
| Cash and due from banks | $61,033 | $64,375 |
| Cash at Federal Reserve and other banks | 285,556 | 21,980 |
| Cash and cash equivalents | 346,589 | 86,355 |
| Securities available-for-sale | 211,622 | 266,561 |
| Federal Home Loan Bank stock, at cost | 9,274 | 9,235 |
| Loans, net of allowance for loan losses of $35,473 and $27,590 | 1,464,738 | 1,563,259 |
| Foreclosed assets, net of allowance for losses of $190 and $230 | 3,726 | 1,185 |
| Premises and equipment, net | 18,742 | 18,841 |
| Cash value of life insurance | 48,694 | 46,815 |
| Accrued interest receivable | 7,763 | 7,935 |
| Goodwill | 15,519 | 15,519 |
| Other intangible assets, net | 325 | 653 |
| Other assets | 43,528 | 26,832 |
| Total assets | $2,170,520 | $2,043,190 |
| Liabilities and Shareholders' Equity: | | |
| Liabilities: | | |
| Deposits: | | |
| Noninterest-bearing demand | $377,334 | $401,247 |
| Interest-bearing | 1,451,178 | 1,268,023 |
| Total deposits | 1,828,512 | 1,669,270 |
| Accrued interest payable | 3,614 | 6,146 |
| Reserve for unfunded commitments | 3,640 | 2,565 |
| Other liabilities | 26,114 | 24,034 |
| Other borrowings | 66,753 | 102,005 |
| Junior subordinated debt | 41,238 | 41,238 |
| Total liabilities | 1,969,871 | 1,845,258 |
| Commitments and contingencies (Notes 5, 9, 14 and 16) | | |
| Shareholders' equity: | | |
| Common stock, no par value: 50,000,000 shares authorized; issued and outstanding: | | |
| 15,787,753 at December 31, 2009 | 79,508 | |
| 15,756,101at December 31, 2008 | | 78,246 |
| Retained earnings | 118,863 | 117,630 |
| Accumulated other comprehensive income, net of tax | 2,278 | 2,056 |
| Total shareholders' equity | 200,649 | 197,932 |
| Total liabilities and shareholders' equity | $2,170,520 | $2,043,190 |

**TRICO BANCSHARES**
**CONSOLIDATED STATEMENTS OF INCOME**

| | Years ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (in thousands, except per share data) | | |
| Interest and dividend income: | | | |
| Loans, including fees | $99,996 | $107,896 | $117,639 |
| Debt securities: | | | |
| Taxable | 11,000 | 11,526 | 7,712 |
| Tax exempt | 986 | 1,187 | 1,454 |
| Dividends | 19 | 469 | 446 |
| Interest bearing cash at | | | |
| Federal Reserve and other banks | 332 | 31 | - |
| Federal funds sold | - | 3 | 17 |
| Total interest and dividend income | 112,333 | 121,112 | 127,268 |
| Interest expense: | | | |
| Deposits | 17,891 | 24,461 | 31,423 |
| Federal funds purchased | - | 1,999 | 2,880 |
| Other borrowings | 1,221 | 2,512 | 2,983 |
| Junior subordinated debt | 1,503 | 2,580 | 3,296 |
| Total interest expense | 20,615 | 31,552 | 40,582 |
| Net interest income | 91,718 | 89,560 | 86,686 |
| Provision for loan losses | 31,450 | 20,950 | 3,032 |
| Net interest income after provision for loan losses | 60,268 | 68,610 | 83,654 |
| Noninterest income: | | | |
| Service charges and fees | 22,822 | 20,555 | 21,200 |
| Gain on sale of loans | 3,466 | 1,127 | 994 |
| Commissions on sale of non-deposit investment products | 1,632 | 2,069 | 2,331 |
| Increase in cash value of life insurance | 1,879 | 1,834 | 1,445 |
| Other | 530 | 1,502 | 1,620 |
| Total noninterest income | 30,329 | 27,087 | 27,590 |
| Noninterest expense: | | | |
| Salaries and related benefits | 39,810 | 38,112 | 38,066 |
| Other | 35,640 | 30,626 | 30,840 |
| Total noninterest expense | 75,450 | 68,738 | 68,906 |
| Income before income taxes | 15,147 | 26,959 | 42,338 |
| Provision for income taxes | 5,185 | 10,161 | 16,645 |
| Net income | $9,962 | $16,798 | $25,693 |
| Earnings per share: | | | |
| Basic | $0.63 | $1.07 | $1.62 |
| Diluted | $0.62 | $1.05 | $1.57 |

**TRICO BANCSHARES**
**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**Years Ended December 31, 2009, 2008 and 2007**

| | Shares of Common Stock | Common Stock | Retained Earnings | Accumulated Other Comprehensive (Loss) Income | Total |
|---|---|---|---|---|---|
| | | (in thousands, except share data) | | | |
| Balance at December 31, 2006 | 15,857,207 | $73,739 | $100,218 | ($4,521) | $169,436 |
| Comprehensive income: | | | | | |
| Net income | | | 25,693 | | 25,693 |
| Change in net unrealized gain on Securities available for sale, net | | | | 2,983 | 2,983 |
| Change in minimum pension liability, net | | | | (14) | (14) |
| Total comprehensive income | | | | | 28,662 |
| Stock option vesting | | 782 | | | 782 |
| Stock options exercised | 382,350 | 4,080 | | | 4,080 |
| Tax benefit of stock options exercised | | 1,731 | | | 1,731 |
| Repurchase of common stock | (328,007) | (1,557) | (5,986) | | (7,543) |
| Dividends paid ($0.52 per share) | | | (8,270) | | (8,270) |
| Balance at December 31, 2007 | 15,911,550 | $78,775 | $111,655 | ($1,552) | $188,878 |
| Comprehensive income: | | | | | |
| Net income | | | 16,798 | | 16,798 |
| Change in net unrealized gain on Securities available for sale, net | | | | 2,804 | 2,804 |
| Change in joint beneficiary agreement liability, net | | | | 54 | 54 |
| Change in minimum pension liability, net | | | | 750 | 750 |
| Total comprehensive income | | | | | 20,406 |
| Cummulative effect of change in accounting principle, net of tax | | | (522) | | (522) |
| Stock option vesting | | 629 | | | 629 |
| Stock options exercised | 17,620 | 142 | | | 142 |
| Reversal of tax benefit of stock options exercised | | (444) | | | (444) |
| Repurchase of common stock | (173,069) | (856) | (2,108) | | (2,964) |
| Dividends paid ($0.52 per share) | | | (8,193) | | (8,193) |
| Balance at December 31, 2008 | 15,756,101 | $78,246 | $117,630 | $2,056 | $197,932 |
| Comprehensive income: | | | | | |
| Net income | | | 9,962 | | 9,962 |
| Change in net unrealized gain on Securities available for sale, net | | | | 1,070 | 1,070 |
| Change in joint beneficiary agreement liability, net | | | | 2 | 2 |
| Change in minimum pension liability, net | | | | (850) | (850) |
| Total comprehensive income | | | | | 10,184 |
| Stock option vesting | | 477 | | | 477 |
| Stock options exercised | 58,213 | 887 | | | 887 |
| Tax benefit of stock options exercised | | 30 | | | 30 |
| Repurchase of common stock | (26,561) | (132) | (520) | | (652) |
| Dividends paid ($0.52 per share) | | | (8,209) | | (8,209) |
| Balance at December 31, 2009 | 15,787,753 | $79,508 | $118,863 | $2,278 | $200,649 |

## TRICO BANCSHARES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (in thousands) | |
| Operating activities: | | | |
| Net income | $9,962 | $16,798 | $25,693 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation of premises and equipment, and amortization | 3,425 | 3,433 | 3,719 |
| Amortization of intangible assets | 328 | 523 | 490 |
| Provision for loan losses | 31,450 | 20,950 | 3,032 |
| Amortization of investment securities premium, net | 348 | 303 | 647 |
| Originations of loans for resale | (119,290) | (74,956) | (63,777) |
| Proceeds from sale of loans originated for resale | 121,088 | 75,338 | 64,106 |
| Gain on sale of loans | (3,466) | (1,127) | (994) |
| Change in market value of mortgage servicing rights | 551 | 1,860 | 490 |
| Provision for losses on foreclosed assets | 220 | 50 | - |
| Gain on sale of foreclosed aseets | (168) | (50) | - |
| Loss on disposal of fixed assets | 138 | 2 | 6 |
| Increase in cash value of life insurance | (1,879) | (1,834) | (1,445) |
| Stock option vesting expense | 477 | 629 | 782 |
| Stock option excess tax benefits | (30) | 444 | (1,731) |
| Deferred income tax benefit | (3,515) | (5,698) | (506) |
| Change in: | | | |
| Interest receivable | 172 | 619 | 173 |
| Interest payable | (2,532) | (1,725) | 323 |
| Other assets and liabilities, net | (11,336) | 1,228 | 1,129 |
| Net cash provided by operating activities | 25,943 | 36,787 | 32,137 |
| Investing activities: | | | |
| Proceeds from maturities of securities available-for-sale | 85,833 | 50,414 | 49,256 |
| Purchases of securities available-for-sale | (29,396) | (80,012) | (78,822) |
| Purchase of Federal Home Loan Bank stock | (39) | (469) | (446) |
| Loan originations and principal collections, net | 62,663 | (51,000) | (44,889) |
| Proceeds from sale of premises and equipment | 2 | 2 | 12 |
| Proceeds from sale of other real estate owned | 1,815 | 428 | - |
| Purchases of premises and equipment | (2,633) | (1,060) | (1,751) |
| Net cash used by investing activities | 118,245 | (81,697) | (76,640) |
| Financing activities: | | | |
| Net (decrease) increase in deposits | 159,242 | 124,047 | (53,926) |
| Net change in federal funds purchased | - | (56,000) | 18,000 |
| Increase in long-term other borrowings | - | - | 50,000 |
| Payments of principal on long-term other borrowings | (90) | (21,578) | (67) |
| Net change in short-term other borrowings | (35,162) | 7,457 | 26,282 |
| Stock option excess tax benefits | 30 | (444) | 1,731 |
| Repurchase of common stock | - | (2,822) | (4,167) |
| Dividends paid | (8,209) | (8,193) | (8,270) |
| Exercise of stock options | 235 | - | 704 |
| Net cash provided by financing activities | 116,046 | 42,467 | 30,287 |
| Net change in cash and cash equivalents | 260,234 | (2,443) | (14,216) |
| Cash and cash equivalents and beginning of year | 86,355 | 88,798 | 103,014 |
| Cash and cash equivalents at end of year | $346,589 | $86,355 | $88,798 |
| | | | |
| Supplemental disclosure of noncash activities: | | | |
| Unrealized gain (loss) on securities available for sale | $1,846 | $4,839 | $5,147 |
| Loans transferred to other real estate | 4,408 | 1,426 | 187 |
| Market value of shares tendered by employees in-lieu of cash to pay for exercise of options and/or related taxes | 652 | 142 | 3,376 |
| Supplemental disclosure of cash flow activity: | | | |
| Cash paid for interest expense | 23,147 | 32,277 | 40,259 |
| Cash paid for income taxes | 10,292 | 14,850 | 16,300 |

## TriCo Bancshares Executive Officers

Richard P. Smith ............... President & Chief Executive Officer
Thomas J. Reddish............ Executive Vice President & Chief Financial Officer
William J. Casey................ Chairman of the Board
Alex A. Vereschagin, Jr...... Secretary of the Board

## Tri Counties Bank Executive Officers

Richard P. Smith ............... President & Chief Executive Officer
Richard O'Sullivan ............ Executive Vice President, Wholesale Banking
Daniel K. Bailey ................ Executive Vice President, Retail Banking
Thomas J. Reddish............ Executive Vice President, Chief Financial Officer
Craig Carney..................... Executive Vice President, Chief Credit Officer
Rick Miller......................... Senior Vice President, Director of Human Resources
Ray Rios ........................... Senior Vice President, Chief Information Officer

**TriCo Bancshares Headquarters**
63 Constitution Drive, Chico, CA 95973
(530) 898-0300, (800) 922-8742



**Shareholder Relations**
Suzanne Youngs
63 Constitution Drive
Chico, CA 95973
(530) 898-0300
suzanneyoungs@tcbk.com

**2010 Annual Meeting**
Tuesday, May 25, 2010, 5:00 p.m.
63 Constitution Drive
Chico, CA 95973
(800) 922-8742

**Transfer Agent**
Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
www.mellon-investor.com

**Independent Registered Public Accounting Firm**
Moss Adams, LLP
3121 March Lane, Ste. 300
Stockton, CA 95219
www.mossadams.com

Stock Listing: NASDAQ Stock Exchange, Symbol: **TCBK**
Corporate Website: **www.tricountiesbank.com**

The company will provide to any interested party, without charge, a copy of the company's Annual Report and Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto.

The report may be obtained online at www.tricountiesbank.com, or by written request to:
Corporate Secretary, TriCo Bancshares
63 Constitution Drive, Chico, CA 95973

## Tri Counties Bank Locations

**American Canyon in Walmart Supercenter**
7011 North Main Street
American Canyon, CA 94503
(707) 647-1049

**Anderson in Walmart Supercenter**
5000 Rhonda Road
Anderson, CA 96007
(530) 378-8085

**Antelope in Walmart Supercenter**
5821 Antelope Road
Sacramento, CA 95842
(916) 721-1706

**Bakersfield**
5201 California Avenue, Suite 102
Bakersfield, CA 93309
(661) 325-9321

**Bakersfield South Panama in Walmart Supercenter**
6225 Colony Street
Bakersfield, CA 93307
(661) 396-3100

**Bieber**
ATM only
Bridge & Market Streets
Bieber, CA 96009

**Brentwood in Raley's**
2400 Sand Creek Road
Brentwood, CA 94513
(925) 634-5500

**Burney**
37093 State Hwy 299E
Burney, CA 96013
(530) 335-2215

**Chico South**
2483 Notre Dame Blvd.
Suite 100
Chico, CA 95928
(530) 898-0370

**Chico: CSU-Bell Memorial Union**
ATM only

**Chico: Downtown**
525 Salem Street
Chico, CA 95928
(530) 893-8861

**Chico: East Avenue in Save Mart**
146 W. East Avenue
Chico, CA 95926
(530) 898-0380

**Chico: Esplanade in Raley's**
211 W. East Avenue
Chico, CA 95926
(530) 879-5830

**Chico: Park Plaza**
780 Mangrove Avenue
Chico, CA 95926
(530) 898-0400

**Chico: Pillsbury**
2171 Pillsbury Road
Chico, CA 95926
(530) 898-0470

**Chowchilla**
305 Trinity Avenue
Chowchilla, CA 93610
(559) 665-4868

**Cottonwood**
3349 Main Street
Cottonwood, CA 96022
(530) 347-3751

**Covelo**
76405 Covelo Road
Covelo, CA 95428
(707) 983-6135

**Crescent City**
936 3rd Street
Crescent City, CA 95531
(707) 464-4145

**Durham**
9411 Midway
Durham, CA 95938
(530) 898-0430

**Elk Grove in Raley's**
4900 Elk Grove Blvd
Elk Grove, CA 95757
(916) 478-9102

**Fall River Mills**
43308 State Hwy 299E
Fall River Mills, CA 96028
(530) 336-6291

**Folsom: Blue Ravine in Save Mart**
1003 East Bidwell
Folsom, CA 95630
(916) 984-2270

**Folsom: Empire Ranch in Raley's**
25025 Blue Ravine Road
Folsom, CA 95630
(916) 984-2029

**Fresno**
7020 N. Marks Avenue
Fresno, CA 93711
(559) 435-8089

**Grass Valley in Save Mart**
12054 Nevada City Hwy
Grass Valley, CA 95945
(530) 477-9740

**Gustine**
319 5th Street
Gustine, CA 95322
(209) 854-3761

**Lincoln in Raley's**
765 South Highway 65
Lincoln, CA 95648
(916) 408-5330

**Marysville**
729 E Street
Marysville, CA 95901
(530) 749-1639

**Middletown**
21097 Calistoga Street
Middletown, CA 95461
(707) 987-3196

**Modesto**
2020 Standiford Ave.
Modesto, CA 95350
(209) 548-4030

**Modesto: Village One in Raley's**
3020 Floyd Avenue
Modesto, CA 95355
(209) 551-1061

**Mt. Shasta**
204 Chestnut Street
Mt. Shasta, CA 96067
(530) 926-2653

**Orland**
100 East Walker Street
Orland, CA 95963
(530) 865-5524

**Oroville**
1180 Oro Dam Boulevard
Oroville, CA 95965
(530) 538-0140

**Palo Cedro**
9125 Deschutes Road
Palo Cedro, CA 96073
(530) 547-4494

**Paradise**
6848 Q Skyway
Paradise, CA 95969
(530) 872-2992

**Patterson**
17 Plaza
Patterson, CA 95363
(209) 892-4098

**Red Bluff in Raley's**
727 South Main Street
Red Bluff, CA 96080
(530) 529-7080

**Redding Downtown**
1845 California Street
Redding, CA 96001
(530) 245-5930

**Redding: Hartnell in Raley's**
110 Hartnell Avenue
Redding, CA 96002
(530) 224-3430

**Redding: Hilltop**
1250 Hilltop Drive
Redding, CA 96003
(530) 223-3307

**Redding: Lake Blvd. in Raley's**
201 Lake Boulevard
Redding, CA 96003
(530) 245-4651

**Roseville: Douglas Blvd. in Raley's**
1915 Douglas Boulevard
Roseville, CA 95661
(916) 784-6661

**Roseville: Pleasant Grove Blvd. in Walmart Supercenter**
900 Pleasant Grove Boulevard
Roseville, CA 95678
(916) 780-2266

**Sacramento: Arden Fair**
1760 Challenge Way
Sacramento, CA 95815
(916) 648-9370

**Natomas in Bel Air**
3250 Arena Boulevard
Sacramento, CA 95834
(916) 419-2651

**North Natomas in Raley's**
4650 Natomas Boulevard
Sacramento, CA 95835
(916) 419-4301

**Susanville**
1605 Main Street
Susanville, CA 96130
(530) 257-4151

**Turlock in Raley's**
2900 Geer Road
Turlock, CA 95382
(209) 668-1882

**Visalia**
509 S. Pinkham St.
Visalia, CA 93292
(559) 741-2940

**Weed**
303 Main Street
Weed, CA 96094
(530) 938-4401

**West Sacramento in Walmart Supercenter**
755 Riverpoint Court
West Sacramento, CA 95605
(916) 371-9758

**Willows**
210 North Tehama Street
Willows, CA 95988
(530) 934-2191

**Woodland in Bel Air**
1885 East Gibson Road
Woodland, CA 95776
(530) 661-4701

**Yreka**
165 South Broadway
Yreka, CA 96097
(530) 842-2761

**Yuba City**
1441 Colusa Avenue
Yuba City, CA 95993
(530) 671-5563

**Yuba City in Raley's**
700 Onstott Road
Yuba City, CA 95991
(530) 751-8416

**Yuba City in Walmart Supercenter**
1150 Harter Road
Yuba City, CA 95993
(530) 673-1746

# Tri Counties Bank Locations


Crescent City
Dorris
Tulelake
Yreka
Alturas
Weed
Canby
Mt Shasta
Willow Creek
Fall River Mills
Arcata
Eureka
Weaverville
Burney
Redding
Palo Cedro
Anderson
Susanville
Cottonwood
Red Bluff
Garberville
Quincy
Chico
Leggett
Covelo
Paradise
Blairsden
Orland
Laytonville
Durham
Willows
Oroville
Fort Bragg
Willits
Truckee
Mendocino
Colusa
Nevada City
Ukiah
Williams
Yuba City
Grass Valley
Marysville
Point Arena
Dunnigan
Auburn
Anchor Bay
Gualala
Cloverdale
Lincoln
South Lake Tahoe
Sea Ranch
Middletown
Woodland
Roseville
Placerville
Folsom
Santa Rosa
Sacramento
Jenner
Davis
Sonoma
Napa
Elk Grove
Jackson
Petaluma
American Canyon
Vallejo
San Rafael
Brentwood
Stockton
Berkeley
San Francisco
Oakland
Chinese Camp
Modesto
Mammoth Lakes
San Mateo
Turlock
Patterson
Mariposa
Palo Alto
Bishop
Merced
Oakhurst
San Jose
Gustine
Big Pine
Chowchilla
Gilroy
Santa Cruz
Madera
Fresno
Squaw Valley
Salinas
Selma
Monterey
Panamint Springs
Hanford
Visalia
Olancha
Death Valley Junction
King City
Tulare
San Lucas
Kettleman City
Delano
Paso Robles
Ridgecrest
Buttonwillow
San Luis Obispo
Bakersfield
Tehachapi
Maricopa
Santa Maria
Grapevine
Wheeler Ridge
Barstow
Lancaster
Solvang
Palmdale
Santa Barbara
Santa Clarita
Victorville
Pasadena
Ontario
Malibu
Los Angeles
Anaheim

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



Received SEC
APR 12 2010
Washington, DC 20549


# FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009 | Commission File Number 0-10661

TriCo Bancshares
(Exact name of Registrant as specified in its charter)

| California | 94-2792841 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 63 Constitution Drive, Chico, California | 95973 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:(530) 898-0300
Securities registered pursuant to Section 12(b) of the Act:

| Common Stock, without par value | Nasdaq Stock Market LLC |
|---|---|
| (Title of Class) | (Name of each exchange on which registered) |

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ____ NO X

Indicate by check mark whether the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

YES ____ NO X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X NO ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act (check one).

| Large accelerated filer | ____ | Accelerated filer | X |
|---|---|---|---|
| Non-accelerated filer (Do not check if a smaller reporting company) | ____ | Smaller reporting company | ____ |

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ____ NO _X_

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, as of June 30, 2009, was approximately $178,840,000 (based on the closing sales price of the Registrant's common stock on the date). This computation excludes a total of 4,244,672 shares that are beneficially owned by the officers and directors of Registrant who may be deemed to be the affiliates of Registrant under applicable rules of the Securities and Exchange Commission.

The number of shares outstanding of Registrant's common stock, as of March 10, 2010, was 15,860,138 shares of common stock, without par value.

**The information required to be disclosed pursuant to Part III of this report either shall be (i) deemed to be incorporated by reference from selected portions of TriCo Bancshares' definitive proxy statement for the 2010 annual meeting of stockholders, if such proxy statement is filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Company's most recently completed fiscal year, or (ii) included in an amendment to this report filed with the Commission on Form 10-K/A not later than the end of such 120 day period.**

## TABLE OF CONTENTS

**FORWARD-LOOKING STATEMENTS**

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements about TriCo Bancshares (the "Company") for which it claims the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Management's current knowledge and belief and include information concerning the Company's possible or assumed future financial condition and results of operations. When you see any of the words "believes", "expects", "anticipates", "estimates", or similar expressions, these generally indicate that we are making forward-looking statements. A number of factors, some of which are beyond the Company's ability to predict or control, could cause future results to differ materially from those contemplated. These factors include those listed at Item 1A Risk Factors, in this report.

**PART I**

## ITEM 1. BUSINESS

### Information About TriCo Bancshares' Business

TriCo Bancshares (the "Company", "TriCo", "we" or "our") was incorporated in California on October 13, 1981. It was organized at the direction of the board of directors of Tri Counties Bank (the "Bank") for the purpose of forming a bank holding company. On September 7, 1982, the shareholders of Tri Counties Bank became the shareholders of TriCo and Tri Counties Bank became a wholly owned subsidiary of TriCo. At that time, TriCo became a bank holding company subject to the supervision of the Board of Governors of the Federal Reserve System ("FRB") under the Bank Holding Company Act of 1956, as amended. Tri Counties Bank remains subject to the supervision of the California Department of Financial Institutions ("DFI") and the Federal Deposit Insurance Corporation ("FDIC"). On July 31, 2003, the Company formed a subsidiary business trust, TriCo Capital Trust I, to issue trust preferred securities. On June 22, 2004, the Company formed a subsidiary business trust, TriCo Capital Trust II, to issue additional trust preferred securities. See Note 8 in the financial statements at Item 8 of this report for a discussion about the Company's issuance of trust preferred securities. Tri Counties Bank, TriCo Capital Trust I and TriCo Capital Trust II currently are the only subsidiaries of TriCo and TriCo is not conducting any business operations independent of Tri Counties Bank, TriCo Capital Trust I and TriCo Capital Trust II.

For financial reporting purposes, the financial statements of the Bank are consolidated into the financial statements of the Company. Historically, issuer trusts, such as TriCo Capital Trust I and TriCo Capital Trust II, that issued trust preferred securities have been consolidated by their parent companies and trust preferred securities have been treated as eligible for Tier 1 capital treatment by bank holding companies under FRB rules and regulations relating to minority interests in equity accounts of consolidated subsidiaries. Applying the provisions of the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) 810 "Consolidation", the Company is no longer permitted to consolidate such issuer trusts beginning on December 31, 2003. The FRB permits trust preferred securities to be treated as Tier 1 up to a limit of 25% of Tier 1 capital.

Additional information concerning the Company can be found on our website at www.tcbk.com. Copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports are available free of charge through our website, www.tcbk.com, at Investor Relations---"SEC Filings" and "Annual Reports" as soon as reasonably practicable after the Company files these reports to the Securities and Exchange Commission. The information on our website is not incorporated into this annual report.

**Business of Tri Counties Bank**

Tri Counties Bank was incorporated as a California banking corporation on June 26, 1974, and received its certificate of authority to begin banking operations on March 11, 1975. Tri Counties Bank engages in the general commercial banking business in the California counties of Butte, Contra Costa, Del Norte, Fresno, Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Napa, Nevada, Placer, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare, Yolo and Yuba. Tri Counties Bank currently operates from 32 traditional branches and 25 in-store branches.

**General Banking Services**

The Bank conducts a commercial banking business including accepting demand, savings and time deposits and making commercial, real estate, and consumer loans. It also offers installment note collection, issues cashier's checks, sells travelers checks and provides safe deposit boxes and other customary banking services. Brokerage services are provided at the Bank's offices by the Bank's association with Raymond James Financial Services, Inc., an independent financial services provider and broker-dealer. The Bank does not offer trust services or international banking services.

The Bank has emphasized retail banking since it opened. Most of the Bank's customers are retail customers and small to medium-sized businesses. The Bank emphasizes serving the needs of local businesses, farmers and ranchers, retired individuals and wage earners. The majority of the Bank's loans are direct loans made to individuals and businesses in northern and central California where its branches are located. At December 31, 2009, the total of the Bank's consumer installment loans net of deferred fees outstanding was $458,084,000 (30.5%), the total of commercial loans outstanding was $163,180,000 (10.9%), and the total of real estate loans including construction loans of $58,931,000 was $878,947,000 (58.6%). The Bank takes real estate, listed and unlisted securities, savings and time deposits, automobiles, machinery, equipment, inventory, accounts receivable and notes receivable secured by property as collateral for loans.

Most of the Bank's deposits are attracted from individuals and business-related sources. No single person or group of persons provides a material portion of the Bank's deposits, the loss of any one or more of which would have a materially adverse effect on the business of the Bank, nor is a material portion of the Bank's loans concentrated within a single industry or group of related industries.

In order to attract loan and deposit business from individuals and small to medium-sized businesses, branches of the Bank set lobby hours to accommodate local demands. In general, lobby hours are from 9:00 a.m. to 5:00 p.m. Monday through Thursday, and from 9:00 a.m. to 6:00 p.m. on Friday. Some Bank offices also utilize drive-up facilities operating from 9:00 a.m. to 6:00 p.m. The supermarket branches are open from 9:00 a.m. to 7:00 p.m. Monday through Saturday and 11:00 a.m. to 5:00 p.m. on Sunday.

The Bank offers 24-hour ATMs at almost all branch locations. The 65 ATMs are linked to several national and regional networks such as CIRRUS and STAR. In addition, banking by telephone on a 24-hour toll-free number is available to all customers. This service allows a customer to obtain account balances and most recent transactions, transfer moneys between accounts, make loan payments, and obtain interest rate information.

In February 1998, the Bank became the first bank in the Northern Sacramento Valley to offer banking services on the Internet. This banking service provides customers one more tool for access to their accounts.

**Other Activities**

The Bank may in the future engage in other businesses either directly or indirectly through subsidiaries acquired or formed by the Bank subject to regulatory constraints. See "Regulation and Supervision."

## Employees

At December 31, 2009, the Company and the Bank employed 739 persons, including seven executive officers. Full time equivalent employees were 662. No employees of the Company or the Bank are presently represented by a union or covered under a collective bargaining agreement. Management believes that its employee relations are excellent.

## Competition

The banking business in California generally, and in the Bank's primary service area of Northern and Central California specifically, is highly competitive with respect to both loans and deposits. It is dominated by a relatively small number of national and regional banks with many offices operating over a wide geographic area. Among the advantages such major banks have over the Bank is their ability to finance wide ranging advertising campaigns and to allocate their investment assets to regions of high yield and demand. By virtue of their greater total capitalization such institutions have substantially higher lending limits than does the Bank.

In addition to competing with savings institutions, commercial banks compete with other financial markets for funds as a result of the deregulation of the financial services industry. Yields on corporate and government debt securities and other commercial paper may be higher than on deposits, and therefore affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for available funds with money market instruments and mutual funds. During past periods of high interest rates, money market funds have provided substantial competition to banks for deposits and they may continue to do so in the future. Mutual funds are also a major source of competition for savings dollars.

The Bank relies substantially on local promotional activity, personal contacts by its officers, directors, employees and shareholders, extended hours, personalized service and its reputation in the communities it services to compete effectively.

## Regulation and Supervision

*General*

The Company and the Bank are subject to extensive regulation under both federal and state law. This regulation is intended primarily for the protection of depositors, the deposit insurance fund, and the banking system as a whole, and not for the protection of shareholders of the Company. Set forth below is a summary description of the significant laws and regulations applicable to the Company and the Bank. The description is qualified in its entirety by reference to the applicable laws and regulations.

*Regulatory Agencies*

The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. As a bank holding company, the Company is regulated under the Bank Holding Company Act of 1956 (the "BHC Act"), and is subject to supervision, regulation and inspection by the FRB. The Company is also under the jurisdiction of the Securities and Exchange Commission ("SEC") and is subject to the disclosure and regulatory requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934, each administered by the SEC. The Company is listed on the Nasdaq Global Select market ("Nasdaq") under the trading symbol "TCBK" and is subject to the rules of Nasdaq for listed companies.

The Bank, as a state chartered bank, is subject to broad federal regulation and oversight extending to all its operations by the FDIC and to state regulation by the DFI.

*The Company*

The Company is a bank holding company. In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. As a result of the Gramm-Leech-Bliley Act, which amended the BHC Act, bank holding companies that are financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the FRB in consultation with the Office of the Comptroller of the Currency (the "OCC")) or (ii) complementary to a financial activity, and that does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as determined solely by the Federal Reserve). Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and agency, and making merchant banking investments.

If a bank holding company seeks to engage in the broader range of activities that are permitted under the BHC Act for financial holding companies, (i) all of its depository institution subsidiaries must be "well capitalized" and "well managed" and (ii) it must file a declaration with the FRB that it elects to be a financial holding company. A depository institution subsidiary is considered to be "well capitalized" if it satisfies the requirements for this status discussed in the section captioned "Capital Adequacy and Prompt Corrective Action," included elsewhere in this item. A depository institution subsidiary is considered "well managed" if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. In addition, the subsidiary depository institution must have received a rating of at least "satisfactory" in its most recent examination under the Community Reinvestment Act. (See the section captioned "Consumer Protection Laws and Regulations" included elsewhere in this item.)

Financial holding companies that do not continue to meet all of the requirements for such status will, depending on which requirement they fail to meet, face not being able to undertake new activities or acquisitions that are financial in nature, or losing their ability to continue those activities that are not generally permissible for bank holding companies. In addition, failure to satisfy conditions prescribed by the FRB to comply with any such requirements could result in orders to divest banking subsidiaries or to cease engaging in activities other than those closely related to banking under the BHC Act.

The BHC Act, the Federal Bank Merger Act, and other federal and state statutes regulate acquisitions of commercial banks. The BHC Act requires the prior approval of the Federal Reserve for the direct or indirect acquisition of more than 5 percent of the voting shares of a commercial bank or its parent holding company. Under the Federal Bank Merger Act, the prior approval of the OCC is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the applicant's performance record under the Community Reinvestment Act, fair housing laws and the effectiveness of the subject organizations in combating money laundering activities.

*Safety and Soundness Standards*

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") implemented certain specific restrictions on transactions and required the regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation, and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, the use of brokered deposits and the aggregate extension of credit by a depository institution to an executive officer, director, principal stockholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts.

Section 39 to the Federal Deposit Insurance Act requires the agencies to establish safety and soundness standards for insured financial institutions covering:

- internal controls, information systems and internal audit systems;
- loan documentation;
- credit underwriting;
- interest rate exposure;
- asset growth;
- compensation, fees and benefits;
- asset quality, earnings and stock valuation; and
- excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss.

If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. An institution must file a compliance plan within 30 days of a request to do so from the institution's primary federal regulatory agency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

*Restrictions on Dividends and Distributions*

A California corporation such as TriCo may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. In the event sufficient retained earnings are not available for the proposed distribution, a California corporation may nevertheless make a distribution to its shareholders if, after giving effect to the distribution, the corporation's assets equal at least 125 percent of its liabilities and certain other conditions are met. Since the 125 percent ratio is equivalent to a minimum capital ratio of 20 percent, most bank holding companies are unable to meet this last test and so must have sufficient retained earnings to fund a proposed distribution.

The primary source of funds for payment of dividends by TriCo to its shareholders will be the receipt of dividends and management fees from the Bank. TriCo's ability to receive dividends from the Bank will be limited by applicable state and federal law. Under Section 642 of the California Financial Code, funds available for cash dividend payments by a bank are restricted to the lesser of: (i) retained earnings; or (ii) the bank's net income for its last three fiscal years (less any distributions to shareholders made during such period). However, under Section 643 of the California Financial Code, with the prior approval of the Commissioner of the DFI, a bank may pay cash dividends in an amount not to exceed the greater of the: (1) retained earnings of the bank; (2) net income of the bank for its last fiscal year; or (3) net income of the bank for its current fiscal year. However, if the DFI finds that the shareholders' equity of the bank is not adequate or that the payment of a dividend would be unsafe or unsound, the Commissioner may order such bank not to pay a dividend to shareholders.

Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank may not make any capital distribution, including the payment of dividends, if after making such distribution the bank would be in any of the "undercapitalized" categories under the FDIC's Prompt Corrective Action regulations. A bank is undercapitalized for this purpose if its leverage ratios, Tier 1 risk-based capital level and total risk-based capital ratio are not at least four percent, four percent and eight percent, respectively.

The FRB, FDIC and the DFI have authority to prohibit a bank holding company or a bank from engaging in practices which are considered to be unsafe and unsound. Depending on the financial condition of the Bank and upon other factors, the FRB, FDIC or the DFI could determine that payment of dividends or other payments by TriCo or the Bank might constitute an unsafe or unsound practice. Finally, any dividend that would cause a bank to fall below required capital levels could also be prohibited.

*Source of Strength Doctrine*

FRB policy requires a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks and does not permit a bank holding company to conduct its operations in an unsafe or unsound manner. Under this "source of strength doctrine," a bank holding company is expected to stand ready to use its available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity, and to maintain resources and the capacity to raise capital that it can commit to its subsidiary banks. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment of deposits and to certain other indebtedness of such subsidiary banks. The BHC Act provides that, in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment. Furthermore, the FRB has the right to order a bank holding company to terminate any activity that the FRB believes is a serious risk to the financial safety, soundness or stability of any subsidiary bank.

**Consumer Protection Laws and Regulations**

The Company is subject to many federal consumer protection statues and regulations, some of which are discussed below.

The Community Reinvestment Act of 1977 is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. This act specifically directs the federal regulatory agencies to assess a bank's record of helping meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound practices. This act further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. The agencies use the Community Reinvestment Act assessment factors in order to provide a rating to the financial institution. The ratings range from a high of "outstanding" to a low of "substantial noncompliance."

The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act. The Truth-in-Lending Act is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably.

The Fair Housing Act regulates many practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. The Home Mortgage Disclosure Act grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. This act also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.

The Real Estate Settlement Procedures Act requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. Also, this act prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

Penalties under the above laws may include fines, reimbursements, injunctive relief and other penalties.

## USA Patriot Act of 2001

The USA Patriot Act was enacted in 2001 to combat money laundering and terrorist financing. The impact of the Patriot Act on financial institutions is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

- due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons,
- standards for verifying customer identification at account opening,
- rules to promote cooperation among financial institutions, regulators, and law enforcement entities to assist in the identification of parties that may be involved in terrorism or money laundering,
- reports to be filed by non-financial trades and business with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000, and
- the filing of suspicious activities reports by securities brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

## Capital Requirements

Federal regulation imposes upon all financial institutions a variable system of risk-based capital guidelines designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to promote uniformity in the definition of bank capital uniform nationally.

The Bank and the Company are subject to the minimum capital requirements of the FDIC and the FRB, respectively. As a result of these requirements, the growth in assets is limited by the amount of its capital as defined by the respective regulatory agency. Capital requirements may have an effect on profitability and the payment of dividends on the common stock of the Bank and the Company. If an entity is unable to increase its assets without violating the minimum capital requirements or is forced to reduce assets, its ability to generate earnings would be reduced.

The FRB and the FDIC have adopted guidelines utilizing a risk-based capital structure. Qualifying capital is divided into two tiers. Tier 1 capital consists generally of common stockholders' equity, qualifying noncumulative perpetual preferred stock, qualifying cumulative perpetual preferred stock (up to 25% of total Tier 1 capital) and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets. Tier 2 capital consists of, among other things, allowance for loan and lease losses up to 1.25% of weighted risk assets, other perpetual preferred stock, hybrid capital instruments, perpetual debt, mandatory convertible debt securities, subordinated debt and intermediate-term preferred stock. Tier 2 capital qualifies as part of total capital up to a maximum of 100% of Tier 1 capital. Amounts in excess of these limits may be issued but are not included in the calculation of risk-based capital ratios. Under these risk-based capital guidelines, the Bank and the Company are required to maintain capital equal to at least 8% of its assets, of which at least 4% must be in the form of Tier 1 capital.

The guidelines also require the Company and the Bank to maintain a minimum leverage ratio of 4% of Tier 1 capital to total assets (the "leverage ratio"). The leverage ratio is determined by dividing an institution's Tier 1 capital by its quarterly average total assets, less goodwill and certain other intangible assets. The leverage ratio constitutes a minimum requirement for the most well-run banking organizations. See Note 19 in the financial statements at Item 8 of this report for a discussion about the Company's risk-based capital and leverage ratios.

## Prompt Corrective Action

Prompt Corrective Action Regulations of the federal bank regulatory agencies establish five capital categories in descending order (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), assignment to which depends upon the institution's total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio. Institutions classified in one of the three undercapitalized categories are subject to certain mandatory and discretionary supervisory actions, which include increased monitoring and review, implementation of capital restoration plans, asset growth restrictions, limitations upon expansion and new business activities, requirements to augment capital, restrictions upon deposit gathering and interest rates, replacement of senior executive officers and directors, and requiring divestiture or sale of the institution. The Bank has been classified as well-capitalized since adoption of these regulations.

**Impact of Monetary Policies**

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings, and the interest rate earned by banks on loans, securities and other interest-earning assets comprises the major source of banks' earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the FRB. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on the Company cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan loss charge-offs, thus adversely affecting the Company's net earnings.

**Premiums for Deposit Insurance**

Deposit accounts in the Bank are insured by the FDIC, generally up to a maximum of $100,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. However, the FDIC has temporarily increased the deposit insurance available on deposit accounts to $250,000 effective until December 31, 2013.

The Bank's deposits are subject to FDIC deposit insurance assessments. In February of 2009, the FDIC revised its risk-based system for determining deposit insurance assessments. This assessment is based on the risk category of the institution. To determine the total base assessment rate, the FDIC first establishes an institution's initial base assessment rate. This initial base assessment rate ranges, depending on the risk category of the institution, from 12 to 45 basis points. The FDIC then adjusts the initial base assessment based upon an institution's levels of unsecured debt, secured liabilities, and brokered deposits. The total base assessment rate ranges from 7 to 77.5 basis points of the institution's deposits.

In May of 2009, the FDIC adopted a final rule imposing a five basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009. As a result, the Bank's expense for deposit insurance for the fiscal year ended December 31, 2009 includes approximately $933,000 for this emergency assessment which was levied as of June 30, 2009 and paid on September 30, 2009.

In November of 2009, the FDIC adopted an amendment to its assessment regulations to require insured institutions to prepay, on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of calendar 2009 and for all of the calendar years 2010, 2011 and 2012. The amount of the prepayment was generally determined based upon an institution's assessment rate in effect on September 30, 2009, adjusted to reflect a 5% growth and as an assessment rate increase of three cents per $100 of deposits effective January 1, 2011. The Bank's prepayment amount was $10,544,000.

On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Secretary of the Department of Treasury (after consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLG Program the FDIC will (i) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009 and (ii) provide unlimited FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying not more than 0.50% interest per annum and Interest on Lawyers Trust Accounts ("IOLTA") accounts held at participating FDIC- insured institutions through December 31, 2009 (through June 30, 2010 at electing banks, including the Bank). Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. On December 5, 2008, the Company elected to participate in both guarantee programs. As of December 31, 2009, the Company issued no debt under the TLG Program.

**Securities Laws**

The Company is subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, which include filing annual, quarterly and other current reports with the Securities and Exchange Commission. The Sarbanes-Oxley Act was enacted in 2002 to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to securities laws. Among other things, this act:

- prohibits a registered public accounting firm from performing specified nonaudit services contemporaneously with a mandatory audit,
- requires the chief executive officer and chief financial officer of an issuer to certify each annual or quarterly report filed with the Securities and Exchange Commission,
- requires an issuer to disclose all material off-balance sheet transactions that may have a material effect on an issuer's financial status, and
- prohibits insider transactions in an issuer's stock during lock-out periods of an issuer's pension plans.

The Company is also required to comply with the rules and regulations of The NASDAQ Stock Market, Inc., on which its common stock is listed.

**Emergency Economic Stabilization Act**

On October 3, 2008, Congress adopted the Emergency Economic Stabilization Act ("EESA"), including a Troubled Asset Relief Program ("TARP"). TARP gave the United States Treasury Department ("Treasury") authority to deploy up to $700 billion into the financial system for the purpose of improving liquidity in capital markets. On October 14, 2008, Treasury announced plans to direct $250 billion of this authority into preferred stock investments in banks and bank holding companies through a Capital Purchase Program.

The terms of Capital Purchase Program have potential advantages and disadvantages. The Board of Directors of the Company determined that it had adequate capital and that the Capital Purchase Program would not be in the Company's best interests and therefore elected not to seek any capital investment from the Treasury.

## ITEM 1A. RISK FACTORS

In analyzing whether to make or continue an investment in the Company, investors should consider, among other factors, the following:

**Risks Related to the Nature and Geographic Area of Our Business**

*The economic downturn in the United States and in California in particular could hurt our profits.*

The economies of the United States and California are in a recession. Business activity across a wide range of industries and regions is greatly reduced and local governments and many businesses are in serious difficulty due to the lack of consumer spending, declines in the value of real estate and the lack of liquidity in the credit markets. Unemployment has increased significantly.

Since mid-2007, and through 2009, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in home prices and the values of subprime mortgages, but spread to all mortgage and real estate asset classes, to leveraged bank loans and to nearly all asset classes, including equities. The global markets have been characterized by substantially increased volatility and short-selling and an overall loss of investor confidence, initially in financial institutions, but more recently in companies in a number of other industries and in the broader markets.

Overall, during 2009 and the first quarter of 2010, the business environment has been adverse for many households and businesses in California and the United States. There can be no assurance that these conditions will improve in the near term. Such conditions could adversely affect the credit quality of the Company's loans, results of operations and financial condition.

*Our business may be adversely affected by business conditions in Northern and Central California.*

We conduct most of our business in Northern and Central California. As a result of this geographic concentration, our results are impacted by the difficult economic conditions in California. The current and on-going deterioration in the economic conditions in California could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows:

- problem assets and foreclosures may increase,
- demand for our products and services may decline,
- low cost or non-interest bearing deposits may decrease, and
- collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

In view of the concentration of our operations and the collateral securing our loan portfolio in both northern and central California, we may be particularly susceptible to the adverse effects of any of these consequences, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

*We are exposed to risks in connection with the loans we make.*

A significant source of risk for us arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. We have underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that we believe to be appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our respective loan portfolios. Such policies and procedures, however, may not prevent unexpected losses that could adversely affect our results of operations. We could sustain losses if we incorrectly assess the creditworthiness of our borrowers or fail to detect or respond to deterioration in asset quality in a timely manner.

*Our allowance for loan losses may not be adequate to cover actual losses.*

Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our business, financial condition, results of operations and cash flows. The allowance for loan losses reflects our estimate of the probable losses in our loan portfolio at the relevant balance sheet date. Our allowance for loan losses is based on prior experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control and these losses may exceed current estimates. Federal and state regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover current losses, we cannot assure you that we will not increase the allowance for loan losses further or that the allowance will be adequate to absorb loan losses we actually incur. Either of these occurrences could have a material adverse affect on our business, financial condition and results of operations.

*The types of loans in our portfolio have a higher degree of credit risk, and the downturn in our real estate markets could hurt our business.*

We generally invest a greater proportion of our assets in loans secured by commercial real estate, commercial loans and consumer loans than savings institutions that invest a greater proportion of their assets in loans secured by single-family residences. Commercial real estate loans and commercial loans generally involve a higher degree of credit risk than residential mortgage lending due primarily to the large amounts loaned to individual borrowers. Losses incurred on loans to a small number of borrowers could have a material adverse impact on our income and financial condition. In addition, unlike residential mortgage loans, commercial and commercial real estate loans depend on the cash flow from the property or the business to service the debt. Cash flow may be significantly affected by general economic conditions. Consumer lending is riskier than residential mortgage lending because consumer loans are either unsecured or secured by assets that depreciate in value. See Item 7 - Loans of this report for information as to the percentage of loans invested in commercial real estate, commercial and consumer loans.

In addition, the downturn in our real estate markets could hurt our business because many of our loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. As real estate prices decline, the value of real estate collateral securing our loans is reduced. As a result, our ability to recover on defaulted loans by foreclosing and selling the real estate collateral could then be diminished and we would be more likely to suffer losses on defaulted loans. As of December 31, 2009, approximately 85.0% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate. Substantially all of our real estate collateral is located in California. So if there is a significant further decline in real estate values in California, the collateral for our loans will provide less security. Real estate values could also be affected by, among other things, earthquakes and national disasters particular to California in particular. Any such downturn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

*We depend on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.*

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the California community banking industry. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of our senior management team of Messrs. Smith, O'Sullivan, Bailey, Reddish, Carney, Miller and Rios, who have expertise in banking and experience in the California markets we serve and have targeted for future expansion. We also depend upon a number of other key executives who are California natives or are long-time residents and who are integral to implementing our business plan. The loss of the services of any one of our senior executive management team or other key executives could have a material adverse effect on our business, financial condition, results of operations and cash flows.

*We are exposed to risk of environmental liabilities with respect to properties to which we take title.*

In the course of our business, we may foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially adversely affected.

*Strong competition in California could hurt our profits.*

Competition in the banking and financial services industry is intense. Our profitability depends upon our continued ability to successfully compete. We compete exclusively in northern and central California for loans, deposits and customers with commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions may have larger lending limits which would allow them to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened loan production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits and our business, financial condition, results of operations and cash flows may be adversely affected.

*Our recent results may not be indicative of our future results.*

We may not be able to sustain our historical rate of growth and level of profitability or may not even be able to grow our business or continue to be profitable at all. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence and financial performance. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

*We may be adversely affected by the soundness of other financial institutions.*

Financial services institutions are interrelated as a result of clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral that we hold cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could have a material adverse affect on our financial condition and results of operations.

**Market and Interest Rate Risk**

*Current levels of market volatility are unprecedented.*

The capital and credit markets have been experiencing extreme volatility and disruption for more than 12 months. In some cases, the markets have exerted downward pressure on stock prices, security prices and credit capacity for certain issuers without regard to those issuers' underlying financial strength. If the current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience adverse effects, which may be material, on our ability to access capital and on our results of operations and which may affect the trading price of our common stock.

*Decreasing interest rates could hurt our profits.*

Our ability to earn a profit, like that of most financial institutions, depends on our net interest income, which is the difference between the interest income we earn on our interest-earning assets, such as mortgage loans and investments, and the interest expense we pay on our interest-bearing liabilities, such as deposits. Our profitability depends on our ability to manage our assets and liabilities during periods of changing market interest rates. Recently, the FRB has lowered the targeted federal funds rate at record low levels. A sustained decrease in market interest rates could adversely affect our earnings. When interest rates decline, borrowers tend to refinance higher-rate, fixed-rate loans at lower rates. Under those circumstances, we would not be able to reinvest those prepayments in assets earning interest rates as high as the rates on the prepaid loans on investment securities. In addition, our commercial real estate and commercial loans, which carry interest rates that adjust in accordance with changes in the prime rate, will adjust to lower rates.

*Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.*

Because of the differences in the maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread and, in turn, our profitability. In addition, loan origination volumes are affected by market interest rates. Rising interest rates, generally, are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates may decline and in falling interest rate environments, loan repayment rates may increase. Although we have been successful in generating new loans during 2009, the continuation of historically low long-term interest rate levels may cause additional refinancing of commercial real estate and 1-4 family residence loans, which may depress our loan volumes or cause rates on loans to decline. In addition, an increase in the general level of short-term interest rates on variable rate loans may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations or reduce the amount they wish to borrow. Additionally, if short-term market rates rise, in order to retain existing deposit customers and attract new deposit customers we may need to increase rates we pay on deposit accounts. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, business, financial condition, results of operations and cash flows.

**Regulatory Risks**

*We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations. Regulations may prevent or impair our ability to pay dividends, engage in acquisitions or operate in other ways.*

We are subject to extensive regulation, supervision and examination by the DFI, FDIC, and the FRB. See Item 1 - Regulation and Supervision of this report for information on the regulation and supervision which governs our activities. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Banking regulations, designed primarily for the protection of depositors, may limit our growth and the return to you, our investors, by restricting certain of our activities, such as:

- the payment of dividends to our shareholders,
- possible mergers with or acquisitions of or by other institutions,
- desired investments,
- loans and interest rates on loans,
- interest rates paid on deposits,
- the possible expansion of branch offices, and
- the ability to provide securities or trust services.

We also are subject to capitalization guidelines set forth in federal legislation and could be subject to enforcement actions to the extent that we are found by regulatory examiners to be undercapitalized. We cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

*Compliance with changing regulation of corporate governance and public disclosure may result in additional risks and expenses.*

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations, are creating additional expense for publicly-traded companies such as TriCo. The application of these laws, regulations and standard may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding management's required assessment of its internal control over financial reporting and its external auditors' audit of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. Further, the members of our board of directors, members of our audit or compensation and management succession committees, our chief executive officer, our chief financial officer and certain other executive officers could face an increased risk of personal liability in connection with the performance of their duties. It may also become more difficult and more expensive to obtain director and officer liability insurance. As a result, our ability to attract and retain executive officers and qualified board and committee members could be more difficult.

*We could be aversely affected by new regulations.*

Federal and state governments and regulators could pass legislation and adopt policies responsive to current credit conditions that would have an adverse affect on the Company and its financial performance. For example, the Company could experience higher credit losses because of federal or state legislation or regulatory action that limits the Bank's ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

*We could face increased deposit insurance costs.*

The FDIC insures deposits at FDIC insured financial institutions up to certain limits. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund. In February of 2009, the FDIC adopted regulations increasing insurance deposit assessments for all insured depository institutions and to change the deposit insurance assessment system to require riskier institutions to pay a larger share of assessments. In addition, the FDIC required insured depository institutions, including the Bank, to pay a special assessment to the FDIC's Deposit Insurance Fund. If the Deposit Insurance Fund suffers further losses, the FDIC could further increase assessments rates or impose additional special assessments on the banking industry to replenish the Deposit Insurance Fund. The Company's profitability could be reduced by any increase in assessment rates or special assessments.

**Risks Related to Growth and Expansion**

*If we cannot attract deposits, our growth may be inhibited.*

We plan to increase the level of our assets, including our loan portfolio. Our ability to increase our assets depends in large part on our ability to attract additional deposits at favorable rates. We intend to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets and by establishing personal relationships with our customers. We cannot assure you that these efforts will be successful. Our inability to attract additional deposits at competitive rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

*There are potential risks associated with future acquisitions and expansions.*

We intend to continue to explore expanding our branch system through opening new bank branches and in-store branches in existing or new markets in northern and central California. In the ordinary course of business, we evaluate potential branch locations that would bolster our ability to cater to the small business, individual and residential lending markets in California. Any given new branch, if and when opened, will have expenses in excess of revenues for varying periods after opening that may adversely affect our results of operations or overall financial condition.

In addition, to the extent that we acquire other banks in the future, our business may be negatively impacted by certain risks inherent with such acquisitions. These risks include:

- incurring substantial expenses in pursuing potential acquisitions without completing such acquisitions,
- losing key clients as a result of the change of ownership,
- the acquired business not performing in accordance with our expectations,
- difficulties arising in connection with the integration of the operations of the acquired business with our operations,
- needing to make significant investments and infrastructure, controls, staff, emergency backup facilities or other critical business functions that become strained by our growth,
- management needing to divert attention from other aspects of our business,
- potentially losing key employees of the acquired business,
- incurring unanticipated costs which could reduce our earnings per share,
- assuming potential liabilities of the acquired company as a result of the acquisition, and
- an acquisition may dilute our earnings per share, in both the short and long term, or it may reduce our tangible capital ratios.

As result of these risks, any given acquisition, if and when consummated, may adversely affect our results of operations or financial condition. In addition, because the consideration for an acquisition may involve cash, debt or the issuance of shares of our stock and may involve the payment of a premium over book and market values, existing shareholders may experience dilution in connection with any acquisition.

*Our growth and expansion may strain our ability to manage our operations and our financial resources.*

Our financial performance and profitability depend on our ability to execute our corporate growth strategy. In addition to seeking deposit and loan and lease growth in our existing markets, we may pursue expansion opportunities in new markets. Continued growth, however, may present operating and other problems that could adversely affect our business, financial condition, results of operations and cash flows. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

Our growth may place a strain on our administrative, operational and financial resources and increase demands on our systems and controls. This business growth may require continued enhancements to and expansion of our operating and financial systems and controls and may strain or significantly challenge them. In addition, our existing operating and financial control systems and infrastructure may not be adequate to maintain and effectively monitor future growth. Our continued growth may also increase our need for qualified personnel. We cannot assure you that we will be successful in attracting, integrating and retaining such personnel.

**Risks Relating to Dividends and Our Common Stock**

*Our future ability to pay dividends is subject to restrictions.*

Since we are a holding company with no significant assets other than the Bank, we currently depend upon dividends from the Bank for a substantial portion of our revenues. Our ability to continue to pay dividends in the future will continue to depend in large part upon our receipt of dividends or other capital distributions from the Bank. The ability of the Bank to pay dividends or make other capital distributions to us is subject to the restrictions in the California Financial Code and the regulatory authority of the DFI. As of December 31, 2009, the Bank could have paid approximately $22.4 million in dividends without the prior approval of the DFI. The amount that the Bank may pay in dividends is further restricted due to the fact that the Bank must maintain a certain minimum amount of capital to be considered a "well capitalized" institution as further described under Item 1 - Capital Requirements in this report.

From time to time, we may become a party to financing agreements or other contractual arrangements that have the effect of limiting or prohibiting us or the Bank from declaring or paying dividends. Our holding company expenses and obligations with respect to our trust preferred securities and corresponding junior subordinated deferrable interest debentures issued by us may limit or impair our ability to declare or pay dividends. Finally, our ability to pay dividends is also subject to the restrictions of the California Corporations Code. See "Reguation and Supervision – Restrictions on Dividends and Distributions".

*Only a limited trading market exists for our common stock, which could lead to price volatility.*

Our common stock is quoted on the NASDAQ Global Select Market and trading volumes have been modest. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that shareholders will be able to sell their shares.

*Anti-takeover provisions and federal law may limit the ability of another party to acquire us, which could cause our stock price to decline.*

Various provisions of our articles of incorporation and bylaws could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our shareholders. These provisions provide for, among other things:

- specified actions that the Board of Directors shall or may take when an offer to merge, an offer to acquire all assets or a tender offer is received,
- a shareholder rights plan which could deter a tender offer by requiring a potential acquiror to pay a substantial premium over the market price of our common stock,
- advance notice requirements for proposals that can be acted upon at shareholder meetings, and
- the authorization to issue preferred stock by action of the board of directors acting alone, thus without obtaining shareholder approval.

The Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act of 1978, as amended, together with federal regulations, require that, depending on the particular circumstances, either FRB approval must be obtained or notice must be furnished to the FRB and not disapproved prior to any person or entity acquiring "control" of a bank holding company such as TriCo. These provisions may prevent a merger or acquisition that would be attractive to shareholders and could limit the price investors would be willing to pay in the future for our common stock.

*The amount of common stock owned by, and other compensation arrangements with, our officers and directors may make it more difficult to obtain shareholder approval of potential takeovers that they oppose.*

As of March 10, 2010, directors and executive officers beneficially owned approximately 17.58% of our common stock and our ESOP owned approximately 7.71%. Agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock and option ownership of our board of directors and management, could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals of us that our directors and officers oppose.

*We may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing shareholders.*

In order to maintain our capital at desired or regulatorily-required levels, or to fund future growth, our board of directors may decide from time to time to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of our common stock. The sale of these shares may significantly dilute your ownership interest as a shareholder. New investors in the future may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

*Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.*

We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. At December 31, 2010, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $41,238,000. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock.

**Risks Relating to Systems, Accounting and Internal Controls**

*If we fail to maintain an effective system of internal and disclosure controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.*

Effective internal control over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We continually review and analyze our internal control over financial reporting for Sarbanes-Oxley Section 404 compliance. As part of that process we may discover material weaknesses or significant deficiencies in our internal control as defined under standards adopted by the Public Company Accounting Oversight Board that require remediation. Material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected in a timely basis. Significant deficiency is a deficiency or combination of deficiencies, in internal control over financial reporting that is less severe than material weakness, yet important enough to merit attention by those responsible for the oversight of the Company's financial reporting.

As a result of weaknesses that may be identified in our internal control, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal and disclosure control. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with The NASDAQ Global Select Market. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our securities.

*We rely on communications, information, operating and financial control systems technology from third-party service providers, and we may suffer an interruption in those systems that may result in lost business. We may not be able to obtain substitute providers on terms that are as favorable if our relationships with our existing service providers are interrupted.*

We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could have a material adverse effect on our business, financial condition, results of operations and cash flows. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all. Any of these circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flows.

*A failure to implement technological advances could negatively impact our business.*

The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources than we do to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or successfully market such products and services to our customers.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

The Company is engaged in the banking business through 57 offices in 23 counties in Northern and Central California including nine offices each in Butte, and Shasta Counties, seven each in Sacramento County, four in Stanislaus County, three each in Placer, Siskiyou, and Sutter Counties, two each in Glenn, Kern, and Yolo Counties, and one each in Contra Costa, Del Norte, Fresno, Lake, Lassen, Madera, Mendocino, Merced, Napa, Nevada, Tehama, Tulare, and Yuba Counties. All offices are constructed and equipped to meet prescribed security requirements.

The Company owns eighteen branch office locations and three administrative building and leases thirty-nine branch office locations and one administrative facility. Most of the leases contain multiple renewal options and provisions for rental increases, principally for changes in the cost of living index, property taxes and maintenance. The Company also owns one building and leases one building that it leases and sub-leases, respectively.

## ITEM 3. LEGAL PROCEEDINGS

Neither the Company nor its subsidiaries, are party to any material pending legal proceeding, nor is their property the subject of any material pending legal proceeding, except routine legal proceedings arising in the ordinary course of their business. None of these proceedings is expected to have a material adverse impact upon the Company's business, consolidated financial position or results of operations.

## ITEM 4. RESERVED

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Common Stock Market Prices and Dividends

The Company's common stock is traded on the NASDAQ Global Select Market System ("NASDAQ") under the symbol "TCBK." The following table shows the high and the low closing sale prices for the common stock for each quarter in the past two years, as reported by NASDAQ:

| 2009: | High | Low |
|---|---|---|
| Fourth quarter | $17.42 | $14.62 |
| Third quarter | $17.69 | $13.00 |
| Second quarter | $17.74 | $13.77 |
| First quarter | $24.97 | $10.71 |
| | | |
| 2008: | | |
| Fourth quarter | $25.88 | $15.50 |
| Third quarter | $32.77 | $9.99 |
| Second quarter | $18.54 | $10.95 |
| First quarter | $19.30 | $15.76 |

As of March 10, 2010 there were approximately 1,610 shareholders of record of the Company's common stock. On March 10, 2010, the closing sales price was $19.26.

The Company has paid cash dividends on its common stock in every quarter since March 1990, and it is currently the intention of the Board of Directors of the Company to continue payment of cash dividends on a quarterly basis. There is no assurance, however, that any dividends will be paid since they are dependent upon earnings, financial condition and capital requirements of the Company and the Bank. As of December 31, 2009, $22,448,000 was available for payment of dividends by the Company to its shareholders, under applicable laws and regulations. The Company paid cash dividends of $0.13 per common share in each of the quarters ended December 31, 2009, September 30, 2009, June 30, 2009, and March 31, 2009, and $0.13 per common share in each of the quarters ended December 31, 2008, September 30, 2008, June 30, 2008, and March 31, 2008.

### Stock Repurchase Plan

The Company adopted a stock repurchase plan on August 21, 2007 for the repurchase of up to 500,000 shares of the Company's common stock from time to time as market conditions allow. The 500,000 shares authorized for repurchase under this plan represented approximately 3.2% of the Company's approximately 15,815,000 common shares outstanding as of August 21, 2007. This plan has no stated expiration date for the repurchases. As of December 31, 2009, the Company had purchased 166,600 shares under this plan. The following table shows the repurchases made by the Company or any affiliated purchaser (as defined in Rule 10b-18(a)(3) under the Exchange Act) during the fourth quarter of 2009:

| Period | (a) Total number of shares purchased | (b) Average price paid per share | (c) Total number of shares purchased as part of publicly announced plans or programs | (d) Maximum number of shares that may yet be purchased under the plans or programs |
|---|---|---|---|---|
| Oct. 1-31, 2009 | - | - | - | 333,400 |
| Nov. 1-30, 2009 | - | - | - | 333,400 |
| Dec. 1-31, 2009 | - | - | - | 333,400 |
| Total | - | - | - | 333,400 |

The following graph presents the cumulative total yearly shareholder return from investing $100 on December 31, 2004, in each of TriCo common stock, the Russell 3000 Index, and the SNL Western Bank Index. The SNL Western Bank Index compiled by SNL Financial includes banks located in California, Oregon, Washington, Montana, Hawaii and Alaska with market capitalization similar to that of TriCo's. The amounts shown assume that any dividends were reinvested.


TriCo Bancshares
Total Return Performance
Index Value
140
130
120
110
100
90
80
70
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
TriCo Bancshares
Russell 3000
SNL Western Bank

| Index | Period Ending 12/31/04 | 12/31/05 | 12/31/06 | 12/31/07 | 12/31/08 | 12/31/09 |
|---|---|---|---|---|---|---|
| TriCo Bancshares | 100.00 | 101.99 | 120.83 | 87.71 | 116.77 | 80.45 |
| Russell 3000 | 100.00 | 106.12 | 122.80 | 129.11 | 80.94 | 103.88 |
| SNL Western Bank | 100.00 | 104.11 | 117.48 | 98.12 | 95.54 | 87.73 |

**Equity Compensation Plans**

The following table shows shares reserved for issuance for outstanding options, stock appreciation rights and warrants granted under our equity compensation plans as of December 31, 2009. All of our equity compensation plans have been approved by shareholders.

| Plan category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans not approved by shareholders | - | - | - |
| Equity compensation plans approved by shareholders | 1,366,588 | $14.71 | 650,000 |
| Total | 1,366,588 | $14.71 | 650,000 |

## ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data are derived from our consolidated financial statements. This data should be read in connection with our consolidated financial statements and the related notes located at Item 8 of this report.

**TRICO BANCSHARES**
**Financial Summary**
(in thousands, except per share amounts)

| Year ended December 31, | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Interest income | $112,333 | $121,112 | $127,268 | $120,323 | $98,756 |
| Interest expense | 20,615 | 31,552 | 40,582 | 34,445 | 20,529 |
| Net interest income | 91,718 | 89,560 | 86,686 | 85,878 | 78,227 |
| Provision for loan losses | 31,450 | 20,950 | 3,032 | 1,289 | 2,169 |
| Noninterest income | 30,329 | 27,087 | 27,590 | 26,255 | 24,890 |
| Noninterest expense | 75,450 | 68,738 | 68,906 | 66,726 | 62,110 |
| Income before income taxes | 15,147 | 26,959 | 42,338 | 44,118 | 38,838 |
| Provision for income taxes | 5,185 | 10,161 | 16,645 | 17,288 | 15,167 |
| Net income | $9,962 | $16,798 | $25,693 | $26,830 | $23,671 |
| Earnings per share: | | | | | |
| Basic | $0.63 | $1.07 | $1.62 | $1.70 | $1.51 |
| Diluted | $0.62 | $1.05 | 1.57 | 1.64 | 1.45 |
| Per share: | | | | | |
| Dividends paid | $0.52 | $0.52 | $0.52 | $0.48 | $0.45 |
| Book value at December 31 | 12.71 | 12.56 | 11.87 | 10.69 | 9.52 |
| Tangible book value at December 31 | 11.71 | 11.54 | 10.82 | 9.60 | 8.25 |
| Average common shares outstanding | 15,783 | 15,771 | 15,898 | 15,812 | 15,708 |
| Average diluted common shares outstanding | 16,011 | 16,050 | 16,364 | 16,383 | 16,331 |
| Shares outstanding at December 31 | 15,787 | 15,756 | 15,912 | 15,857 | 15,708 |
| At December 31: | | | | | |
| Loans, net | $1,464,738 | $1,563,259 | $1,534,635 | $1,492,965 | $1,368,809 |
| Total assets | 2,170,520 | 2,043,190 | 1,980,621 | 1,919,966 | 1,841,275 |
| Total deposits | 1,828,512 | 1,669,270 | 1,545,223 | 1,599,149 | 1,496,797 |
| Debt financing and notes payable | 66,753 | 102,005 | 116,126 | 39,911 | 31,390 |
| Junior subordinated debt | 41,238 | 41,238 | 41,238 | 41,238 | 41,238 |
| Shareholders' equity | 200,649 | 197,932 | 188,878 | 169,436 | 149,493 |
| Financial Ratios: | | | | | |
| For the year: | | | | | |
| Return on assets | 0.48% | 0.85% | 1.36% | 1.44% | 1.38% |
| Return on equity | 4.89% | 8.70% | 14.20% | 16.61% | 16.30% |
| Net interest margin[1] | 4.77% | 4.96% | 5.07% | 5.14% | 5.14% |
| Net loan losses to average loans | 1.53% | 0.69% | 0.17% | 0.04% | 0.04% |
| Efficiency ratio[1] | 61.53% | 58.59% | 59.86% | 58.99% | 59.64% |
| Average equity to average assets | 9.73% | 9.72% | 9.55% | 8.68% | 8.49% |
| At December 31: | | | | | |
| Equity to assets | 9.24% | 9.69% | 9.54% | 8.82% | 8.12% |
| Total capital to risk-adjusted assets | 13.36% | 12.42% | 11.90% | 11.44% | 10.79% |
| Allowance for loan losses to loans | 2.36% | 1.73% | 1.12% | 1.12% | 1.17% |

[1] Fully taxable equivalent

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's discussion and analysis of its financial condition and results of operations is intended to provide a better understanding of the significant changes and trends relating to the Company's financial condition, results of operations, liquidity, interest rate sensitivity, off balance sheet arrangements and certain contractual obligations. The following discussion is based on the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. Please read the Company's audited consolidated financial statements and the related notes included as Item 8 of this report.

### Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those that materially affect the financial statements and are related to the adequacy of the allowance for loan losses, investments, mortgage servicing rights, fair value measurements, retirement plans and intangible assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company's policies related to estimates on the allowance for loan losses, other than temporary impairment of investments and impairment of intangible assets, can be found in Note 1 to the Company's audited consolidated financial statements and the related notes included as Item 8 of this report.

As the Company has not commenced any business operations independent of the Bank, the following discussion pertains primarily to the Bank. Average balances, including balances used in calculating certain financial ratios, are generally comprised of average daily balances for the Company. Within Management's Discussion and Analysis of Financial Condition and Results of Operations, certain performance measures including interest income, net interest income, net interest yield, and efficiency ratio are generally presented on a fully tax-equivalent (FTE) basis. The Company believes the use of these non-GAAP measures provides additional clarity in assessing its results.

The following discussion and analysis is designed to provide a better understanding of the significant changes and trends related to the Company and the Bank's financial condition, operating results, asset and liability management, liquidity and capital resources and should be read in conjunction with the consolidated financial statements of the Company and the related notes at Item 8 of this report.

### Results of Operations

### Net Income

Following is a summary of the Company's net income for the past three years (dollars in thousands, except per share amounts):

| | Year ended December 31, | | |
|---|---|---|---|
| Components of Net Income | 2009 | 2008 | 2007 |
| Net interest income * | $92,290 | $90,237 | $87,529 |
| Provision for loan losses | (31,450) | (20,950) | (3,032) |
| Noninterest income | 30,329 | 27,087 | 27,590 |
| Noninterest expense | (75,450) | (68,738) | (68,906) |
| Taxes * | (5,757) | (10,838) | (17,488) |
| Net income | $9,962 | $16,798 | $25,693 |
| Net income per average fully-diluted share | $0.62 | $1.05 | $1.57 |
| Net income as a percentage of average shareholders' equity | 4.89% | 8.70% | 14.20% |
| Net income as a percentage of average total assets | 0.48% | 0.85% | 1.36% |

* Fully tax-equivalent (FTE)

Earnings in 2009 decreased $6,836,000 (40.1%) from 2008. Net interest income (FTE) grew $2,053,000 (2.3%) due to a $116,924,000 (6.4%) increase in average earning assets while net interest margin decreased 0.19% to 4.77%. The loan loss provision increased $10,500,000 in 2009 from 2008, and noninterest income increased $3,242,000 (12.0%) while noninterest expense increased $6,712,000 (9.8%).

Earnings in 2008 decreased $8,895,000 (34.6%) from 2007. Net interest income (FTE) grew $2,708,000 (3.1%) due to a $94,575,000 (5.5%) increase in average earning assets while net interest margin (FTE) decreased 11 basis points to 4.96%. The provision for loan losses increased $17,918,000 in 2008 to $20,950,000 for the year ended December 31, 2008 from $3,032,000 for the year ended December 31, 2007. Noninterest income and noninterest expense decreased $503,000 (1.8%) and $168,000 (0.2%), respectively.

The Company's return on average total assets was 0.48% in 2009 compared to 0.85% and 1.36% in 2008 and 2007, respectively. Return on average equity in 2009 was 4.89% compared to 8.70% and 14.20% in 2008 and 2007, respectively.

**Net Interest Income**

The Company's primary source of revenue is net interest income, which is the difference between interest income on earning assets and interest expense on interest-bearing liabilities. Net interest income (FTE) increased $2,053,000 (2.3%) to $92,290,000 from 2008 to 2009. Net interest income (FTE) increased $2,708,000 (3.1%) to $90,237,000 from 2007 to 2008.

Following is a summary of the Company's net interest income for the past three years (dollars in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| Components of Net Interest Income | 2009 | 2008 | 2007 |
| Interest income | $112,333 | $121,112 | $127,268 |
| Interest expense | (20,615) | (31,552) | (40,582) |
| FTE adjustment | 572 | 677 | 843 |
| Net interest income (FTE) | $92,290 | $90,237 | $87,529 |
| Net interest margin (FTE) | 4.77% | 4.96% | 5.07% |

Interest income (FTE) decreased $8,884,000 (7.3%) from 2008 to 2009, the net effect of higher average balances of earning-assets and lower earning-asset yields. The total yield on earning assets decreased from 6.69% in 2008 to 5.83% in 2009. The average yield on loans decreased 48 basis points to 6.48% during 2009. The decrease in average yield on interest-earning assets caused a decrease interest income (FTE) of $7,685,000 during 2009. Despite a $116,924,000 increase in the average balances of interest-earning assets during 2009, a change in the mix of those earning-assets towards short-term interest-earning cash at the FRB and other banks, resulted in a $1,199,000 decrease in interest income (FTE) during 2009.

Interest expense decreased $10,937,000 (34.7%) in 2009 from 2008, due to a 0.87% decrease in the average rate paid on interest-bearing liabilities to 1.38% that was partially offset by a $93,989,000 (6.7%) increase in the average balance of interest-bearing liabilities. The decrease in the average rate paid on interest-bearing liabilities decreased interest expense by $11,537,000 from 2008 to 2009, while the increase in average balances of interest-bearing liabilities increased interest expense by $600,000 in 2009.

Interest income (FTE) decreased $6,322,000 (4.9%) from 2007 to 2008, due to 73 basis point decrease in average yield on earning-asset that was partially offset by $94,575,000 increase in the average balance of earning-assets. The average yield on earning assets decreased from 7.43% in 2007 to 6.69% in 2008. The average yield on loans decreased 82 basis points to 6.97% during 2008. The decrease in average yield on interest-earning assets decreased interest income (FTE) by $11,938,000, while the increase in average balances of interest-earning assets added $5,916,000 to interest income (FTE) during 2008.

Interest expense decreased $9,030,000 (22.3%) in 2008 from 2007, due to an 80 basis point decrease in the average rate paid on interest-bearing liabilities to 2.26% that was partially offset by a $70,317,000 (5.3%) increase in the average balance of interest-bearing liabilities. The decrease in the average rate paid on interest-bearing liabilities decreased interest expense by $12,399,000 from 2007 to 2008, while the increase in average balances of interest-bearing liabilities increased interest expense by $3,369,000 in 2008.

## Net Interest Margin

Following is a summary of the Company's net interest margin for the past three years:

| | Year ended December 31, | | |
|---|---|---|---|
| Components of Net Interest Margin | 2009 | 2008 | 2007 |
| Yield on earning assets | 5.83% | 6.69% | 7.43% |
| Rate paid on interest-bearing liabilities | 1.38% | 2.26% | 3.05% |
| Net interest spread | 4.45% | 4.43% | 4.38% |
| Impact of all other net noninterest-bearing funds | 0.32% | 0.53% | 0.69% |
| Net interest margin (FTE) | 4.77% | 4.96% | 5.07% |

During 2009, the Company was able to continue to decrease rates paid on deposits and other sources of funds, and at the same time significantly grow deposit balances. On the other hand, during 2009, it was difficult for the Company to deploy these increased low-cost deposit balances into relatively high-yielding loans and securities. The difficulty in deploying these increased funding sources was primarily due to decreased loan demand and unfavorable credit, liquidity, and interest rate risks associated with loans and securities in the economic environment that persisted throughout 2009. As such, much of the increase in deposit balances during 2009 was deployed into lower yielding short-term interest-earning balances at the Federal Reserve Bank. Despite the resulting unfavorable change in the mix of interest-earning assets during 2009, the Company was able to actually increase its net interest spread two basis points to 4.45%. With the Company's net interest spread remaining relatively unchanged from 2008 levels, the decrease in net interest margin from 4.96% during 2008 to 4.77% during 2009 can be explained in the change in the impact of all other net noninterest-bearing funds from 0.53% during 2008 to 0.32% during 2009. As market interest rates decrease, the impact of all other net noninterest-bearing funds decreases, and that decreases net interest margin. It was difficult to maintain net interest margin during 2009 given the changes in rates and balances among all the various interest-earning and interest-bearing categories.

During 2008, the prime rate decreased 400 basis points to 3.25% and the Federal Funds target rate reached an unprecedented 0%-.25% by the end of 2008. While market conditions for deposits in 2008 prevented the Company from lowering deposit rates in proportion to the decrease in the Federal Funds rate, rate floors in many of the Company's loans helped maintain the net interest margin in 2008 relatively close to the 2007 level.

**Summary of Average Balances, Yields/Rates and Interest Differential**

The following tables present, for the past three years, information regarding the Company's consolidated average assets, liabilities and shareholders' equity, the amounts of interest income from average earning assets and resulting yields, and the amount of interest expense paid on interest-bearing liabilities. Average loan balances include nonperforming loans. Interest income includes proceeds from loans on nonaccrual loans only to the extent cash payments have been received and applied to interest income. Yields on securities and certain loans have been adjusted upward to reflect the effect of income thereon exempt from federal income taxation at the current statutory tax rate (dollars in thousands):

| | Year ended December 31, 2009 | | |
|---|---|---|---|
| | Average balance | Interest income/expense | Rates earned/paid |
| Assets | | | |
| Loans | $1,542,147 | $99,996 | 6.48% |
| Investment securities - taxable | 232,636 | 11,019 | 4.74% |
| Investment securities - nontaxable | 20,782 | 1,558 | 7.50% |
| Cash at Federal Reserve and other banks | 141,172 | 332 | 0.24% |
| Total earning assets | 1,936,717 | 112,905 | 5.83% |
| Other assets | 156,551 | | |
| Total assets | $2,093,268 | | |
| Liabilities and shareholders' equity | | | |
| Interest-bearing demand deposits | $296,997 | 2,060 | 0.69% |
| Savings deposits | 444,105 | 3,166 | 0.71% |
| Time deposits | 637,480 | 12,665 | 1.99% |
| Other borrowings | 73,121 | 1,221 | 1.67% |
| Junior subordinated debt | 41,238 | 1,503 | 3.64% |
| Total interest-bearing liabilities | 1,492,941 | 20,615 | 1.38% |
| Noninterest-bearing demand | 359,693 | | |
| Other liabilities | 37,025 | | |
| Shareholders' equity | 203,609 | | |
| Total liabilities and shareholders' equity | $2,093,268 | | |
| Net interest spread (1) | | | 4.45% |
| Net interest income and interest margin (2) | | $92,290 | 4.77% |

| | Year ended December 31, 2008 | | |
|---|---|---|---|
| | Average balance | Interest income/expense | Rates earned/paid |
| Assets | | | |
| Loans | $1,549,014 | $107,896 | 6.97% |
| Investment securities - taxable | 242,901 | 11,996 | 4.94% |
| Investment securities - nontaxable | 24,983 | 1,863 | 7.46% |
| Cash at Federal Reserve and other banks | 2,751 | 31 | 1.11% |
| Federal funds sold | 144 | 3 | 2.08% |
| Total earning assets | 1,819,793 | 121,789 | 6.69% |
| Other assets | 166,413 | | |
| Total assets | $1,986,206 | | |
| Liabilities and shareholders' equity | | | |
| Interest-bearing demand deposits | $225,872 | 771 | 0.34% |
| Savings deposits | 384,261 | 4,759 | 1.24% |
| Time deposits | 574,910 | 18,931 | 3.29% |
| Federal funds purchased | 83,792 | 1,999 | 2.39% |
| Other borrowings | 88,879 | 2,512 | 2.83% |
| Junior subordinated debt | 41,238 | 2,580 | 6.26% |
| Total interest-bearing liabilities | 1,398,952 | 31,552 | 2.26% |
| Noninterest-bearing demand | 362,522 | | |
| Other liabilities | 31,613 | | |
| Shareholders' equity | 193,119 | | |
| Total liabilities and shareholders' equity | $1,986,206 | | |
| Net interest spread (1) | | | 4.43% |
| Net interest income and interest margin (2) | | $90,237 | 4.96% |

(1) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(2) Net interest margin is computed by dividing net interest income by total average earning assets.

| | Year ended December 31, 2007 | | |
|---|---|---|---|
| | Average balance | Interest income/expense | Rates earned/paid |
| Assets | | | |
| Loans | $1,511,331 | $117,639 | 7.78% |
| Investment securities - taxable | 183,493 | 8,158 | 4.45% |
| Investment securities - nontaxable | 30,032 | 2,297 | 7.65% |
| Federal funds sold | 362 | 17 | 4.70% |
| Total earning assets | 1,725,218 | 128,111 | 7.43% |
| Other assets | 169,296 | | |
| Total assets | $1,894,514 | | |
| Liabilities and shareholders' equity | | | |
| Interest-bearing demand deposits | $224,279 | 452 | 0.20% |
| Savings deposits | 385,702 | 6,238 | 1.62% |
| Time deposits | 558,247 | 24,733 | 4.43% |
| Federal funds purchased | 55,334 | 2,880 | 5.20% |
| Other borrowings | 63,835 | 2,983 | 4.67% |
| Junior subordinated debt | 41,238 | 3,296 | 7.99% |
| Total interest-bearing liabilities | 1,328,635 | 40,582 | 3.05% |
| Noninterest-bearing demand | 351,815 | | |
| Other liabilities | 33,066 | | |
| Shareholders' equity | 180,998 | | |
| Total liabilities and shareholders' equity | $1,894,514 | | |
| Net interest spread (1) | | | 4.38% |
| Net interest income and interest margin (2) | | $87,529 | 5.07% |

(1) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(2) Net interest margin is computed by dividing net interest income by total average earning assets.

## Summary of Changes in Interest Income and Expense due to Changes in Average Asset and Liability Balances and Yields Earned and Rates Paid

The following table sets forth a summary of the changes in the Company's interest income and interest expense from changes in average asset and liability balances (volume) and changes in average interest rates for the past three years. The rate/volume variance has been included in the rate variance. Amounts are calculated on a fully taxable equivalent basis:

| | 2009 over 2008 | | | 2008 over 2007 | | |
|---|---|---|---|---|---|---|
| | Volume | Yield/ Rate | Total | Volume | Yield/ Rate | Total |
| | | | (dollars in thousands) | | | |
| Increase (decrease) in interest income: | | | | | | |
| Loans | ($478) | ($7,422) | ($7,900) | $2,933 | ($12,676) | ($9,743) |
| Investment securities | (749) | (534) | (1,283) | 2,662 | 742 | 3,404 |
| Cash at Federal Reserve and other banks | 31 | 270 | 301 | 31 | - | 31 |
| Federal funds sold | (3) | - | (3) | (10) | (4) | (14) |
| Total | (1,199) | (7,685) | (8,884) | 5,616 | (11,938) | (6,322) |
| Increase (decrease) in interest expense: | | | | | | |
| Demand deposits (interest-bearing) | 243 | 1,046 | 1,289 | 3 | 316 | 319 |
| Savings deposits | 741 | (2,334) | (1,593) | (23) | (1,456) | (1,479) |
| Time deposits | 2,060 | (8,326) | (6,266) | 738 | (6,540) | (5,802) |
| Federal funds purchased | (1,999) | - | (1,999) | 1,481 | (2,362) | (881) |
| Junior subordinated debt | - | (1,077) | (1,077) | - | (716) | (716) |
| Other borrowings | (445) | (846) | (1,291) | 1,170 | (1,641) | (471) |
| Total | 600 | (11,537) | (10,937) | 3,369 | (12,399) | (9,030) |
| Increase (decrease) in net interest income | ($1,799) | $3,852 | $2,053 | $2,247 | $461 | $2,708 |

**Provision for Loan Losses**

In 2009, the Company provided $31,450,000 for loan losses compared to $20,950,000 in 2008. Net loan charge-offs increased $12,876,000 (120%) to $23,567,000 during 2009. The 2009 charge-offs represented 1.53% of average loans outstanding versus 0.69% in 2008. Nonperforming loans net of government agency guarantees as a percentage of total loans were 2.99% and 1.73% at December 31, 2009 and 2008, respectively. The ratio of allowance for loan losses to nonperforming loans was 79% at the end of 2009 versus 100% at the end of 2008.

The increase in the provision for loan losses during 2009 was primarily the result of changes in the make-up of the loan portfolio and the Company's loss factors in reaction to increased losses in the construction, commercial & industrial (C&I), home equity and auto indirect loan portfolios. Management re-evaluates its loss ratios and assumptions quarterly and makes changes as appropriate based upon, among other things, changes in loss rates experienced, collateral support for underlying loans, changes and trends in the economy, and changes in the loan mix.

For the purpose of describing the geographical location of the Company's loans, the Company has defined northern California as that area of California north of, and including, Stockton; central California as that area of the State south of Stockton, to and including, Bakersfield; and southern California as that area of the State south of Bakersfield.

During 2009, the Company recorded $25,038,000 of loan charge-offs less $1,471,000 of recoveries resulting in $23,567,000 of net loan charge-offs versus $10,691,000 of net loan charge-offs in 2008. The charge-offs in 2009 were made up primarily of $583,000 on 10 residential real estate loans, $1,222,000 on 12 commercial real estate loans, $8,143,000 on 132 home equity lines and loans, $2,806,000 on 287 auto indirect loans, $1,238,000 on other consumer loans and overdrafts, $3,219,000 on 88 C&I loans, $7,737,000 on 23 residential construction loans and $89,000 on two commercial construction loans.

The $7,737,000 in charge-offs in residential construction loans were primarily the result of $3,670,000 taken on two land development loans in central California, $2,320,000 on six land development loans in northern California, $365,000 taken on two single family residence (SFR) construction loans in northern California, and $565,000 taken on one multi family construction loan in northern California. The remaining $817,000 was spread over 12 loans averaging $68,000 spread throughout the Company's footprint.

The Company also took $3,219,000 in charges in its C&I portfolio primarily due to a $300,000 loan to an investor in central California and $249,000 on a loan to a real estate developer in northern California. The remaining $2,670,000 was spread over 86 loans averaging $31,000 spread throughout the Company's footprint.

In addition, the Company took $1,222,000 in charges in its commercial real estate portfolio with the largest individual loan of $497,000 on a light industrial building in northern California. The remaining $725,000 was spread over 11 loans averaging $66,000 spread throughout the Company's footprint.

Differences between the amounts explained in this section and the total charge-offs listed for a particular category are generally made up of individual charges of less than $250,000 each. Generally losses are triggered by non-performance by the borrower and calculated based on any difference between the current loan amount and the current value of the underlying collateral less any estimated costs associated with the disposition of the collateral.

In 2008, the Bank provided $20,950,000 for loan losses compared to $3,032,000 in 2007. Net loan charge-offs increased $8,076,000 (309%) to $10,691,000 during 2008. The 2008 charge-offs represented 0.69% of average loans outstanding versus 0.17% in 2007. Nonperforming loans net of government agency guarantees as a percentage of total loans were 1.73% and 0.48% at December 31, 2008 and 2007, respectively. The ratio of allowance for loan losses to nonperforming loans was 100% at the end of 2008 versus 231% at the end of 2007.

## Noninterest Income

The following table summarizes the Company's noninterest income for the past three years (dollars in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| Components of Noninterest Income | 2009 | 2008 | 2007 |
| Service charges on deposit accounts | $16,080 | $15,744 | $15,449 |
| ATM fees and interchange | 4,925 | 4,515 | 4,068 |
| Other service fees | 1,229 | 1,120 | 1,175 |
| Mortgage banking service fees | 1,140 | 1,036 | 998 |
| Change in value of mortgage servicing rights | (552) | (1,860) | (490) |
| Gain on sale of loans | 3,466 | 1,127 | 994 |
| Commissions on sale of nondeposit investment products | 1,632 | 2,069 | 2,331 |
| Increase in cash value of life insurance | 1,879 | 1,834 | 1,445 |
| Other noninterest income | 530 | 1,502 | 1,620 |
| Total noninterest income | $30,329 | $27,087 | $27,590 |

Noninterest income increased $3,242,000 (12.0%) to $30,329,000 in 2009. Service charges on deposit accounts were up $336,000 (2.1%) due primarily to increased per item overdraft fees implemented during 2009. ATM fees and interchange, and other service fees were up $410,000 (9.1%) and $109,000 (9.7%) due to expansion of the Company's ATM network and customer base. Overall, mortgage banking activities, which includes amortization of mortgage servicing rights, mortgage servicing fees, change in value of mortgage servicing rights, and gain on sale of loans, accounted for $4,054,000 of noninterest income in the 2009 compared to $303,000 in 2008. The increased contribution from mortgage banking activities was due to increased loan sales during 2009 and a significant decrease in the value of mortgage rights at the end of 2008. Commissions on sale of nondeposit investment products decreased $437,000 (21.1%) in 2009 due to decreased resources focused in that area and lesser demand for these products. Increase in cash value of life insurance increased $45,000 (2.5%) due to essentially unchanged earning rates on the related life insurance policies. Other noninterest income decreased $972,000 (64.7%) due primarily to decreases in deposit sweep income, official check float commission rebate, and lease brokerage income, and increased loss of disposal of fixed assets.

Noninterest income decreased $503,000 (1.8%) to $27,087,000 in 2008. Service charges on deposit accounts were up $295,000 (1.9%) due to growth in number of customers. ATM fees and interchange was up $447,000 (11.0%) due to growth in number of customers and the introduction of the Company's Perfect Choice Checking product in 2008. Overall, mortgage banking activities, which includes amortization of mortgage servicing rights, mortgage servicing fees, change in value of mortgage servicing rights, and gain on sale of loans, accounted for $303,000 of noninterest income in the 2008 compared to $1,502,000 in 2007. The decreased contribution from mortgage banking activities is primarily due to a significant decrease in the value of mortgage rights at the end of 2008. Commissions on sale of nondeposit investment products decreased $262,000 (11.2%) in 2008 due to lower demand for investment products. Increase in cash value of life insurance increased $389,000 (26.9%) due to increased earning rates on the related life insurance policies.

### Noninterest Expense

The following table summarizes the Company's other noninterest expense for the past three years (dollars in thousands):

| Components of Noninterest Expense | Year ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| Salaries and related benefits: | | | |
| Base salaries, net of deferred loan origination costs | $27,110 | $25,374 | $24,582 |
| Incentive compensation | 2,792 | 2,860 | 3,808 |
| Benefits and other compensation costs | 9,908 | 9,878 | 9,676 |
| Total salaries and related benefits | 39,810 | 38,112 | 38,066 |
| Other noninterest expense: | | | |
| Equipment and data processing | 6,516 | 6,405 | 6,300 |
| Occupancy | 5,096 | 4,929 | 4,786 |
| Assessments | 3,750 | 570 | 331 |
| ATM network charges | 2,433 | 2,081 | 1,857 |
| Advertising | 2,175 | 1,751 | 2,186 |
| Professional fees | 1,783 | 1,853 | 1,516 |
| Telecommunications | 1,689 | 1,914 | 1,706 |
| Postage | 991 | 930 | 916 |
| Courier service | 796 | 1,069 | 1,223 |
| Foreclosed asset expense | 491 | 158 | - |
| Intangible amortization | 328 | 523 | 490 |
| Operational losses | 314 | 577 | 454 |
| Change in reserve for unfunded commitments | 1,075 | 475 | 241 |
| Other | 8,203 | 7,391 | 8,834 |
| Total other noninterest expenses | 35,640 | 30,626 | 30,840 |
| Total noninterest expense | $75,450 | $68,738 | $68,906 |
| Average full time equivalent staff | 641 | 636 | 638 |
| Noninterest expense to revenue (FTE) | 61.53% | 58.59% | 59.86% |

Salary and benefit expenses increased $1,698,000 (4.5%) to $39,810,000 in 2009 compared to 2008. Base salaries net of deferred loan origination costs increased $1,736,000 (6.8%) to $27,110,000 in 2009. The increase in base salaries was mainly due to an increase in average full time equivalent employees from 636 during 2008 to 641 during 2009, and annual salary increases. Incentive and commission related salary expenses decreased $68,000 (2.4%) to $2,792,000 in 2009. The decrease in incentive and commission expenses was due primarily to decreases in expenses related to performance based incentive programs. Benefits expense, including retirement, medical and workers' compensation insurance, and taxes, increased $30,000 (0.3%) to $9,908,000 during 2009. Also, included in salaries and benefit expense in 2009 was $402,000 for expensing of employee stock options compared to $450,000 in 2008.

Salary and benefit expenses increased $46,000 (0.1%) to $38,112,000 in 2008 compared to 2007. Base salaries increased $792,000 (3.2%) to $25,374,000 in 2008. The increase in base salaries was mainly due to annual salary increases. Incentive and commission related salary expenses decreased $948,000 (24.9%) to $2,860,000 in 2008. The decrease in incentive and commission expenses was due primarily to decreases in management bonuses and other incentives tied to net income. Benefits expense, including retirement, medical and workers' compensation insurance, and taxes, increased $202,000 (2.1%) to $9,878,000 during 2008. Also, included in salaries and benefit expense in 2008 was $450,000 for expensing of employee stock options compared to $477,000 in 2007.

Other noninterest expenses increased $5,014,000 (16.4%) to $35,640,000 in 2009. Changes in the various categories of other noninterest expense are reflected in the table above. The changes are indicative of the Company's efforts to use technology to become more efficient, the economic environment and increased regulatory assessments during 2009.

Other noninterest expenses decreased $214,000 (0.7%) to $30,626,000 in 2008. Changes in the various categories of other noninterest expense are reflected in the table above. The changes are indicative of the Company's efforts to use technology to become more efficient, and the economic environment which has lead to reduced volume of loan activity and associated expenses. In particular, the $1,285,000 decrease in the "other" category of other noninterest expense is primarily due to reduced expenses associated with reduced home equity lending activity during 2008.

### Provision for Taxes

The effective tax rate on income was 34.2%, 37.7%, and 39.3% in 2009, 2008, and 2007, respectively. The effective tax rate was greater than the federal statutory tax rate due to state tax expense of $1,273,000, $2,594,000, and $4,277,000, respectively, in these years. Tax-exempt income of $986,000, $1,187,000, and $1,454,000, respectively, from investment securities, and $1,879,000, $1,834,000, and $1,445,000, respectively, from increase in cash value of life insurance in these years helped to reduce the effective tax rate.

### Financial Ratios

The following table shows the Company's key financial ratios for the past three years:

| Year ended December 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Return on average total assets | 0.48% | 0.85% | 1.36% |
| Return on average shareholders' equity | 4.89% | 8.70% | 14.20% |
| Shareholders' equity to total assets | 9.24% | 9.69% | 9.54% |
| Common shareholders' dividend payout ratio | 82.40% | 48.77% | 32.19% |

### Securities

During 2009 the Company did not sell any investment securities. During 2009 the Company received proceeds from maturities of securities totaling $85,834,000, and used $29,396,000 to purchase securities. During 2008 the Company did not sell any investment securities. During 2008 the Company received proceeds from maturities of securities totaling $50,413,000, and used $80,012,000 to purchase securities. The following table shows the Company's investment securities balances for the past five years:

| | | | December 31, | | |
|---|---|---|---|---|---|
| (dollars in thousands) | 2009 | 2008 | 2007 | 2006 | 2005 |
| Securities Available-for-sale: | | | | | |
| Obligatins of US government corporations and agnecies | $193,130 | $242,977 | $203,774 | $164,128 | $208,833 |
| Obligations of states and political subdivisions | 17,953 | 22,665 | 27,648 | 33,233 | 37,749 |
| Corporate bonds | 539 | 919 | 1,005 | 1,000 | 13,696 |
| Total investment securities | $211,622 | $266,561 | $232,427 | $198,361 | $260,278 |

### Loans

The Bank concentrates its lending activities in four principal areas: commercial loans (including agricultural loans), consumer loans, real estate mortgage loans (residential and commercial loans and mortgage loans originated for sale), and real estate construction loans. At December 31, 2009, these four categories accounted for approximately 11%, 30%, 55%, and 4% of the Bank's loan portfolio, respectively, as compared to 12%, 32%, 51%, and 5%, at December 31, 2008. The interest rates charged for the loans made by the Bank vary with the degree of risk, the size and maturity of the loans, the borrower's relationship with the Bank and prevailing money market rates indicative of the Bank's cost of funds.

The majority of the Bank's loans are direct loans made to individuals, farmers and local businesses. The Bank relies substantially on local promotional activity and personal contacts by bank officers, directors and employees to compete with other financial institutions. The Bank makes loans to borrowers whose applications include a sound purpose, a viable repayment source and a plan of repayment established at inception and generally backed by a secondary source of repayment.

At December 31, 2009 loans, including net deferred loan costs, totaled $1,500,211,000 which was a 5.7% ($90,638,000) decrease over the balances at the end of 2008. Demand for commercial real estate (real estate mortgage) loans was relatively strong during 2009. Demand for home equity loans and lines of credit was modest during 2009. Real estate construction loans declined during 2009 as did auto dealer loans. The average loan-to-deposit ratio in 2009 was 88.7% compared to 100.1% in 2008.

At December 31, 2008 loans, including net deferred loan costs, totaled $1,590,849,000 which was a 2.5% ($38,883,000) increase over the balances at the end of 2007. Demand for commercial real estate (real estate mortgage) loans and non-real estate secured agriculture loans was relatively strong during 2008. Demand for home equity loans and lines of credit was modest during 2008. Real estate construction loans declined during 2008 as did auto dealer loans. The average loan-to-deposit ratio in 2008 was 100.1 % compared to 99.4% in 2007.

## Loan Portfolio Composite

The following table shows the Company's loan balances, including net deferred loan costs, for the past five years:

| | December 31, | | | | |
|---|---|---|---|---|---|
| (dollars in thousands) | 2009 | 2008 | 2007 | 2006 | 2005 |
| Commercial, financial and agricultural | $163,180 | $189,645 | $164,815 | $153,105 | $143,175 |
| Consumer installment | 458,084 | 514,448 | 535,819 | 525,513 | 508,233 |
| Real estate mortgage | 820,016 | 802,527 | 716,013 | 679,661 | 623,511 |
| Real estate construction | 58,931 | 84,229 | 135,319 | 151,600 | 110,116 |
| Total loans | $1,500,211 | $1,590,849 | $1,551,966 | $1,509,879 | $1,385,035 |

## Classified Assets

The Company closely monitors the markets in which it conducts its lending operations and continues its strategy to control exposure to loans with high credit risk. Asset reviews are performed using grading standards and criteria similar to those employed by bank regulatory agencies. Assets receiving lesser grades fall under the "classified assets" category, which includes all nonperforming assets and potential problem loans, and receive an elevated level of attention regarding collection.

Consumer loans, whether unsecured or secured by real estate, automobiles, or other personal property, are primarily susceptible to three primary risks; non-payment due to income loss, over-extension of credit and, when the borrower is unable to pay, shortfall in collateral value. Typically non-payment is due to loss of job and will follow general economic trends in the marketplace driven primarily by rises in the unemployment rate. Loss of collateral value can be due to market demand shifts, damage to collateral itself or a combination of the two.

Problem consumer loans are generally identified by payment history of the borrower (delinquency). The Bank manages its consumer loan portfolios by monitoring delinquency and contacting borrowers to encourage repayment, suggest modifications if appropriate, and, when continued scheduled payments become unrealistic, initiate repossession or foreclosure through appropriate channels. Collateral values may be determined by appraisals obtained through Bank approved, licensed appraisers, qualified independent third parties, public value information (blue book values for autos), sales invoices, or other appropriate means. Appropriate valuations are obtained at initiation of the credit and periodically (every 3-12 months depending on collateral type) once repayment is questionable and the loan has been classified.

Commercial real estate loans generally fall into two categories, owner-occupied and non-owner occupied. Loans secured by owner occupied real estate are primarily susceptible to changes in the business conditions of the related business. This may be driven by, among other things, industry changes, geographic business changes, changes in the individual fortunes of the business owner, and general economic conditions and changes in business cycles. These same risks apply to commercial loans whether secured by equipment or other personal property or unsecured. Losses on loans secured by owner occupied real estate, equipment, or other personal property generally are dictated by the value of underlying collateral at the time of default and liquidation of the collateral. When default is driven by issues related specifically to the business owner, collateral values tend to provide better repayment support and may result in little or no loss. Alternatively, when default is driven by more general economic conditions, underlying collateral generally has devalued more and results in larger losses due to default. Loans secured by non-owner occupied real estate are primarily susceptible to risks associated with swings in occupancy or vacancy and related shifts in lease rates, rental rates or room rates. Most often these shifts are a result of changes in general economic or market conditions or overbuilding and resultant over-supply. Losses are dependent on value of underlying collateral at the time of default. Values are generally driven by these same factors and influenced by interest rates and required rates of return as well as changes in occupancy costs.

Construction loans, whether owner occupied or non-owner occupied commercial real estate loans or residential development loans, are not only susceptible to the related risks described above but the added risks of construction itself including cost over-runs, mismanagement of the project, or lack of demand or market changes experienced at time of completion. Again, losses are primarily related to underlying collateral value and changes therein as described above.

Problem commercial loans are generally identified by periodic review of financial information which may include financial statements, tax returns, rent rolls and payment history of the borrower (delinquency). Based on this information the Bank may decide to take any of several courses of action including demand for repayment, additional collateral or guarantors, and, when repayment becomes unlikely through Borrower's income and cash flow, repossession or foreclosure of the underlying collateral.

Collateral values may be determined by appraisals obtained through Bank approved, licensed appraisers, qualified independent third parties, public value information (blue book values for autos), sales invoices, or other appropriate means. Appropriate valuations are obtained at initiation of the credit and periodically (every 3-12 months depending on collateral type) once repayment is questionable and the loan has been classified.

Once a loan becomes delinquent and repayment becomes questionable, a Bank collection officer will address collateral shortfalls with the borrower and attempt to obtain additional collateral. If this is not forthcoming and payment in full is unlikely, the Bank will estimate its probable loss, using a recent valuation as appropriate to the underlying collateral less estimated costs of sale, and charge the loan down to the estimated net realizable amount. Depending on the length of time until ultimate collection, the Bank may revalue the underlying collateral and take additional charge-offs as warranted. Revaluations may occur as often as every 3-12 months depending on the underlying collateral and volatility of values. Final charge-offs or recoveries are taken when collateral is liquidated and actual loss is known. Unpaid balances on loans after or during collection and liquidation may also be pursued through lawsuit and attachment of wages or judgment liens on borrower's other assets.

The following is a summary of classified assets on the dates indicated (dollars in thousands):

| | At December 31, 2009 | | | At December 31, 2008 | | |
|---|---|---|---|---|---|---|
| (dollars in thousands) | Gross | Guaranteed | Net | Gross | Guaranteed | Net |
| Classified loans: | | | | | | |
| Real estate mortgage: | | | | | | |
| Residential | $6,382 | - | $6,382 | $3,981 | - | $3,981 |
| Commercial | 47,409 | 4,534 | 42,875 | 27,426 | $5,225 | 22,201 |
| Consumer: | | | | | | |
| Home equity lines | 11,278 | - | 11,278 | 4,144 | - | 4,144 |
| Home equity loans | 1,701 | - | 1,701 | 377 | - | 377 |
| Auto indirect | 3,381 | - | 3,381 | 3,907 | - | 3,907 |
| Other consumer | 393 | - | 393 | 257 | - | 257 |
| Commercial | 8,393 | 441 | 7,952 | 4,505 | 154 | 4,351 |
| Construction: | | | | | | |
| Residential | 1,628 | - | 1,628 | 45 | - | 45 |
| Commercial | 16,744 | - | 16,744 | 19,208 | - | 19,208 |
| Total classified loans | $97,309 | $4,975 | $92,334 | $63,850 | $5,379 | $58,471 |
| Other classified assets | 3,726 | - | 3,726 | 1,185 | - | 1,185 |
| Total classified assets | $101,035 | $4,975 | $96,060 | $65,035 | $5,379 | $59,656 |
| Allowance for loan losses/classified loans | | | 38.4% | | | 47.2% |

Classified assets, net of guarantees of the U.S. Government, including its agencies and its government-sponsored agencies, increased $36,404,000 (61.0%) to $96,060,000 at December 31, 2009 from $59,656,000 at December 31, 2008. The guarantees noted above are provided by various government agencies including the United States Department of Agriculture, Small Business Administration, Bureau of Indian Affairs, Statewide Health Planning Development, California Capital Financial Development Corporation, and Safe Bidco. These guarantees range from 50% to 100% of the loan amount with the majority at 80% or higher. We consider these guarantees when considering the adequacy of the loan loss allowance. Classified assets, net of guarantees of the U.S. Government, including its agencies and its government-sponsored agencies, decreased $17,217,000 (15.2%) to $96,060,000 at December 31, 2009 compared to $113,277,000 at September 30, 2009.

The $36,404,000 net increase in classified assets during 2009 was the result of new classified loans of $81,645,000, advances on existing classified loans of $939,000, less charge-offs on existing classified loans of $23,927,000, less reductions to existing classified loans of $24,794,000, plus $2,541,000 in transfers to OREO.

The primary causes of the $81,645,000 in new classified loans during 2009 were increases of $5,226,000 in 23 residential real estate loans, $35,412,000 in 61 commercial real estate loans, $17,207,000 in 221 home equity lines and loans, $3,953,000 in 359 auto loans, $504,000 in 101 other consumer loans, $8,751,000 in 133 commercial (C&I) loans, $8,130,000 in 22 residential construction loans, and $2,461,000 in six commercial construction loans.

The $35,412,000 in new classified commercial real estate loans were primarily made up of $7,646,000 on six office building loans in northern California, $7,010,000 on two health club loans in northern California, $4,595,000 on four multi family property loans in northern California, $2,983,000 on four light industrial property loans in northern California , $558,000 on two light industrial property loans in central California, $2,515,000 on two warehouse loans in northern California, $395,000 on a manufacturing facility in northern California, $1,517,000 on two hotel/motel loans in northern California, $1,569,000 on two retail centers in northern California, $1,496,000 on three 1-4 family properties in central California, $1,027,000 on one 1-4 family property in northern California, $1,004,000 on two self storage facility loans in northern California and $736,000 on one agricultural property in northern California. The remaining $2,363,000 was spread over 29 loans averaging $81,000 spread throughout the Company's footprint. These increases were partially offset by upgrades of a $7,562,000 loan on a hotel in northern California, $3,488,000 on two loans on retail buildings in northern California, $698,000 on a light industrial building in northern California and a $150,000 loan to the same borrower on a duplex in northern California. Additionally a $916,000 loan on a warehouse in central California was transferred to OREO. Related charge-offs were discussed above.

The $8,751,000 in new classified commercial (C&I) loans were primarily made up of a $2,606,000 loan to a construction wholesaler in northern California, $1,219,000 on two loans to a contractor in northern California, a $300,000 loan to a real estate investor in central California and a $244,000 loan to a developer in northern California. The remaining $4,382,000 was spread over 128 loans averaging $34,000 spread throughout the Bank's footprint. These increases were partially offset by upgrades on four loans totaling $490,000 to a contractor in northern California and a $276,000 loan to a retailer in northern California. Related charge-offs were discussed above.

The $8,130,000 in new classified residential construction loans were primarily made up of $4,413,000 on five single family acquisition and development loans in northern California, $2,209,000 on seven loans for the construction of single family residences in northern California, and $700,000 on one multi family acquisition and development loan in northern California. The remaining $808,000 was spread over nine loans averaging $90,000 spread throughout the Company's footprint. These increases were partially offset by reductions of $594,000 on five single family acquisition and development loans in northern California, $268,000 for one loan to construct a single family residence in northern California, and $2,127,000 on a multi family construction loan for a project in northern California which was completed and the loan was upgraded. In addition, an $876,000 loan for a single family lot development in central California was transferred to OREO. Related charge-offs were discussed above.

The $2,461,000 in new classified commercial construction loans were primarily made up of $1,000,000 on a retail lot development loan in central California and $1,108,000 on two loans for the construction of office buildings in northern California. The remaining $353,000 was spread over three loans averaging $118,000 spread throughout the Company's footprint.

Differences between the amounts explained in this section and the total classified loans listed for a particular category are generally made up of individual classified loans of less than $250,000 each.

**Nonperforming Assets**

Loans are reviewed on an individual basis for reclassification to nonaccrual status when any one of the following occurs: the loan becomes 90 days past due as to interest or principal, the full and timely collection of additional interest or principal becomes uncertain, the loan is classified as doubtful by internal credit review or bank regulatory agencies, a portion of the principal balance has been charged off, or the Company takes possession of the collateral. Loans that are placed on nonaccrual even though the borrowers continue to repay the loans as scheduled are classified as "performing nonaccrual" and are included in total nonperforming loans. The reclassification of loans as nonaccrual does not necessarily reflect Management's judgment as to whether they are collectible.

Interest income is not accrued on loans where Management has determined that the borrowers will be unable to meet contractual principal and/or interest obligations, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual, any previously accrued but unpaid interest is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of Management, the loans are estimated to be fully collectible as to both principal and interest.

Interest income on nonaccrual loans that would have been recognized during the years ended December 31, 2009 and 2008, if all such loans had been current in accordance with their original terms, totaled $4,725,000 and $2,901,000, respectively. Interest income actually recognized on these loans during the years ended December 31, 2009 and 2008 was $1,770,000 and $1,753,000, respectively.

The Company's policy is to place loans 90 days or more past due on nonaccrual status. In some instances when a loan is 90 days past due Management does not place it on nonaccrual status because the loan is well secured and in the process of collection. A loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 30 days. Loans where the collateral has been repossessed are classified as OREO or, if the collateral is personal property, the loan is classified as other assets on the Company's financial statements.

Management considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. Alternatives that are considered are foreclosure, collecting on guarantees, restructuring the loan or collection lawsuits.

The following tables set forth the amount of the Bank's nonperforming assets net of guarantees of the U.S. government, including its agencies and its government-sponsored agencies, as of the dates indicated:

| | December 31, 2009 | | | December 31, 2008 | | |
|---|---|---|---|---|---|---|
| (dollars in thousands): | Gross | Guaranteed | Net | Gross | Guaranteed | Net |
| Performing nonaccrual loans | $22,870 | $4,537 | $18,333 | $22,600 | $5,102 | $17,498 |
| Nonperforming, nonaccrual loans | 26,301 | 438 | 25,863 | 9,994 | 154 | 9,840 |
| Total nonaccrual loans | 49,171 | 4,975 | 44,196 | 32,594 | 5,256 | 27,338 |
| Loans 90 days past due and still accruing | 700 | - | 700 | 187 | - | 187 |
| Total nonperforming loans | 49,871 | 4,975 | 44,896 | 32,781 | 5,256 | 27,525 |
| Other real estate owned | 3,726 | - | 3,726 | 1,185 | - | 1,185 |
| Total nonperforming loans and OREO | $53,597 | $4,975 | $48,622 | $33,966 | $5,256 | $28,710 |
| | | | | | | |
| Nonperforming loans to total loans | | | 2.99% | | | 1.73% |
| Allowance for loan losses/nonperforming loans | | | 79% | | | 100% |
| Nonperforming assets to total assets | | | 2.24% | | | 1.41% |

| | December 31, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| (dollars in thousands): | Gross | Guaranteed | Net | Gross | Guaranteed | Net |
| Performing nonaccrual loans | $9,098 | $5,814 | $3,284 | $10,255 | $6,372 | $3,883 |
| Nonperforming, nonaccrual loans | 4,227 | - | 4,227 | 561 | - | 561 |
| Total nonaccrual loans | 13,325 | 5,814 | 7,511 | 10,816 | 6,372 | 4,444 |
| Loans 90 days past due and still accruing | - | - | - | 68 | - | 68 |
| Total nonperforming loans | 13,325 | 5,814 | 7,511 | 10,884 | 6,372 | 4,512 |
| Other real estate owned | 187 | - | 187 | - | - | - |
| Total nonperforming loans and OREO | $13,512 | $5,814 | $7,698 | $10,884 | $6,372 | $4,512 |
| | | | | | | |
| Nonperforming loans to total loans | | | 0.48% | | | 0.30% |
| Allowance for loan losses/nonperforming loans | | | 231% | | | 375% |
| Nonperforming assets to total assets | | | 0.39% | | | 0.24% |

| | December 31, 2005 | | |
|---|---|---|---|
| (dollars in thousands): | Gross | Guaranteed | Net |
| Performing nonaccrual loans | $9,315 | $6,933 | $2,382 |
| Nonperforming, nonaccrual loans | 579 | - | 579 |
| Total nonaccrual loans | 9,894 | 6,933 | 2,961 |
| Loans 90 days past due and still accruing | - | - | - |
| Total nonperforming loans | 9,894 | 6,933 | 2,961 |
| Other real estate owned | - | - | - |
| Total nonperforming loans and OREO | $9,894 | $6,933 | $2,961 |
| | | | |
| Nonperforming loans to total loans | | | 0.21% |
| Allowance for loan losses/nonperforming loans | | | 548% |
| Nonperforming assets to total assets | | | 0.16% |

Nonperforming assets categorized by type as of December 31, 2009 and 2008 were as follows:

| | At December 31, 2009 | | | At December 31, 2008 | | |
|---|---|---|---|---|---|---|
| (dollars in thousands): | Gross | Guaranteed | Net | Gross | Guaranteed | Net |
| Loans: | | | | | | |
| Real estate mortgage: | | | | | | |
| Residential | $5,225 | - | $5,225 | $3,189 | - | $3,189 |
| Commercial | 19,145 | 4,534 | 14,611 | 9,668 | 5,102 | 4,566 |
| Consumer: | | | | | | |
| Home equity lines | 7,296 | - | 7,296 | 2,318 | - | 2,318 |
| Home equity loans | 659 | - | 659 | 122 | - | 122 |
| Auto indirect | 1,987 | - | 1,987 | 2,233 | - | 2,233 |
| Other consumer | 215 | - | 215 | 123 | - | 123 |
| Commercial | 3,196 | 441 | 2,755 | 2,221 | 154 | 2,067 |
| Construction: | | | | | | |
| Residential | 10,540 | - | 10,540 | 12,483 | - | 12,483 |
| Commercial | 1,608 | - | 1,608 | 424 | - | 424 |
| Other real estate owned | 3,726 | - | 3,726 | 1,185 | - | 1,185 |
| Total nonperforming assets | $53,597 | $4,975 | $48,622 | $33,966 | $5,256 | $28,710 |

Nonperforming assets, net of guarantees of the U.S. Government, including its agencies and its government-sponsored agencies, increased $19,912,000 (69.4%) to $48,622,000 at December 31, 2009 compared to $28,710,000 at December 31, 2008.

The $19,912,000 increase in nonperforming assets during 2009 was primarily the result of new nonperforming loans of $50,433,000, advances on existing nonperforming loans of $246,000, less charge-offs on loans of $23,927,000, less reductions to existing nonperforming loans of $9,381,000 plus increases in OREO of $2,541,000.

The primary causes of the $50,433,000 in new nonperforming loans during 2009 were increases of $4,140,000 in 18 residential real estate, $12,997,000 in 36 commercial real estate, $14,197,000 in 183 home equity lines and loans, $3,278,000 in 307 auto loans, $407,000 in 71 other consumer loans, $4,658,000 in 112 Commercial (C&I) loans, $9,475,000 in 20 residential construction loans, and a $1,281,000 increase in four commercial construction loans.

The $12,997,000 in new nonperforming commercial real estate loans were primarily made up of four loans totaling $2,983,000 on light industrial buildings in northern California, two loans totaling $2,174,000 to the same borrower for agricultural land in northern California, $2,603,000 on four multi-family buildings in northern California, two loans totaling $1,667,000 on manufacturing facilities in northern California, a $1,027,000 loan on residential land in northern California, an $840,000 loan on a hotel/motel in northern California, a $499,000 loan on an office building in northern California and $307,000 on a warehouse in northern California. The remaining $897,000 was spread over 20 loans averaging $45,000 spread throughout the Company's footprint. These increases were partially offset by a $916,000 loan on a warehouse in central California which was transferred to OREO. Related charge-offs were discussed above.

The $4,658,000 in new non-performing commercial (C&I) loans were primarily made up of a $487,000 loan to a contractor in the northern California, and a $300,000 loan to an investor in central California. The remaining $3,871,000 was spread over 110 loans averaging $35,000 spread throughout the Company's footprint. Related charge-offs were discussed above.

The $9,475,000 in new non-performing residential construction loans were primarily made up of five single family land development/lot loans totaling $6,008,000 in northern California and eight single family construction loans totaling $2,296,000 in northern California. The remaining $1,171,000 was spread over seven loans averaging $167,000 spread throughout the Bank's footprint. These increases were partially offset by a reduction of $268,000 on a single family residential construction loan in northern California through the sale of the completed home, a $2,127,000 multi-family construction loan for a project in northern California which was completed and the loan was upgraded, and a $876,000 loan for a single family lot development in central California was transferred to OREO. Related charge-offs were discussed above.

The $1,281,000 in new non-performing commercial construction loans was primarily made up of $1,108,000 on two loans for the construction of office buildings in northern California. The remaining $173,000 was spread over two loans averaging $87,000 spread throughout the Company's footprint.

Differences between the amounts explained in this section and the total non-performing loans listed for a particular category are generally made up of individual nonperforming loans of less than $250,000 each.

**Allowance for Loan Losses**

Credit risk is inherent in the business of lending. As a result, the Company maintains an allowance for loan losses to absorb losses inherent in the Company's loan and lease portfolio. This is maintained through periodic charges to earnings. These charges are shown in the consolidated income statements as provision for loan losses. All specifically identifiable and quantifiable losses are immediately charged off against the allowance. However, for a variety of reasons, not all losses are immediately known to the Company and, of those that are known, the full extent of the loss may not be quantifiable at that point in time. The balance of the Company's allowance for loan losses is meant to be an estimate of these unknown but probable losses inherent in the portfolio.

For the remainder of this discussion, "loans" shall include all loans and lease contracts, which are a part of the Company's portfolio.

**Assessment of the Adequacy of the Allowance for Loan Losses**

The Company formally assesses the adequacy of the allowance on a quarterly basis. Determination of the adequacy is based on ongoing assessments of the probable risk in the outstanding loan and lease portfolio, and to a lesser extent the Company's loan and lease commitments. These assessments include the periodic re-grading of credits based on changes in their individual credit characteristics including delinquency, seasoning, recent financial performance of the borrower, economic factors, changes in the interest rate environment, growth of the portfolio as a whole or by segment, and other factors as warranted. Loans are initially graded when originated. They are re-graded as they are renewed, when there is a new loan to the same borrower, when identified facts demonstrate heightened risk of nonpayment, or if they become delinquent. Re-grading of larger problem loans occurs at least quarterly. Confirmation of the quality of the grading process is obtained by independent credit reviews conducted by consultants specifically hired for this purpose and by various bank regulatory agencies.

The Company's method for assessing the appropriateness of the allowance includes specific allowances for identified problem loans and leases, formula allowance factors for pools of credits, and allowances for changing environmental factors (e.g., interest rates, growth, economic conditions, etc.). Allowances for identified problem loans are based on specific analysis of individual credits. Allowance factors for loan pools are based on the previous 5 years historical loss experience by product type. Allowances for changing environmental factors are management's best estimate of the probable impact these changes have had on the loan portfolio as a whole.

**The Components of the Allowance for Loan Losses**

As noted above, the overall allowance consists of a specific allowance, a formula allowance, and an allowance for environmental factors. The first component, the specific allowance, results from the analysis of identified credits that meet management's criteria for specific evaluation. These loans are reviewed individually to determine if such loans are considered impaired. Impaired loans are those where management has concluded that it is probable that the borrower will be unable to pay all amounts due under the contractual terms. Loans specifically reviewed, including those considered impaired, are evaluated individually by management for loss potential by evaluating sources of repayment, including collateral as applicable, and a specified allowance for loan losses is established where necessary.

The second component, the formula allowance, is an estimate of the probable losses that have occurred across the major loan categories in the Company's loan portfolio. This analysis is based on loan grades by pool and the loss history of these pools. This analysis covers the Company's entire loan portfolio including unused commitments but excludes any loans, that were analyzed individually and assigned a specific allowance as discussed above. The total amount allocated for this component is determined by applying loss estimation factors to outstanding loans and loan commitments. The loss factors are based primarily on the Company's historical loss experience tracked over a five-year period and adjusted as appropriate for the input of current trends and events. Because historical loss experience varies for the different categories of loans, the loss factors applied to each category also differ. In addition, there is a greater chance that the Company has suffered a loss from a loan that was graded less than satisfactory than if the loan was last graded satisfactory. Therefore, for any given category, a larger loss estimation factor is applied to less than satisfactory loans than to those that the Company last graded as satisfactory. The resulting formula allowance is the sum of the allocations determined in this manner.

The third component, the environmental factor allowance, is a component that is not allocated to specific loans or groups of loans, but rather is intended to absorb losses that may not be provided for by the other components.

There are several primary reasons that the other components discussed above might not be sufficient to absorb the losses present in portfolios, and the environmental factor allowance is used to provide for the losses that have occurred because of them.

The first reason is that there are limitations to any credit risk grading process. The volume of loans makes it impractical to re-grade every loan every quarter. Therefore, it is possible that some currently performing loans not recently graded will not be as strong as their last grading and an insufficient portion of the allowance will have been allocated to them. Grading and loan review often must be done without knowing whether all relevant facts are at hand. Troubled borrowers may deliberately or inadvertently omit important information from reports or conversations with lending officers regarding their financial condition and the diminished strength of repayment sources.

The second reason is that the loss estimation factors are based primarily on historical loss totals. As such, the factors may not give sufficient weight to such considerations as the current general economic and business conditions that affect the Company's borrowers and specific industry conditions that affect borrowers in that industry. The factors might also not give sufficient weight to other environmental factors such as changing economic conditions and interest rates, portfolio growth, entrance into new markets or products, and other characteristics as may be determined by Management.

Specifically, in assessing how much environmental factor allowance needed to be provided at December 31, 2009, management considered the following:

- with respect to the economy, management considered the effects of changes in GDP, unemployment, CPI, debt statistics, housing starts, housing sales, auto sales, agricultural prices, and other economic factors which serve as indicators of economic health and trends and which may have an impact on the performance of our borrowers, and
- with respect to changes in the interest rate environment, management considered the recent changes in interest rates and the resultant economic impact it may have had on borrowers with high leverage and/or low profitability; and
- with respect to changes in energy prices, management considered the effect that increases, decreases or volatility may have on the performance of our borrowers, and
- with respect to loans to borrowers in new markets and growth in general, management considered the relatively short seasoning of such loans and the lack of experience with such borrowers.

Each of these considerations was assigned a factor and applied to a portion or the entire loan portfolio. Since these factors are not derived from experience and are applied to large non-homogeneous groups of loans, they are available for use across the portfolio as a whole.

Although the weakening economy and resultant recession called for an increase in the factor related to economic conditions, the reductions in interest rates and energy prices coupled with very little loan growth resulted in a decrease in these factors causing the overall Environmental Factors Allowance to decrease. Also, in prior years, the Bank maintained a separate factor for Real Estate Risk due to the fact that the Bank had little or no losses in this loan category but anticipated that such losses would be experienced at some time. During the course of 2008 the Bank eliminated this environmental factor and instead provided for this risk in the Formula Allowance based on actual and expected loss ratios. This not only resulted in a reduction of the Environmental Factors Allowance but also resulted in an increase in the Formula Allowance. The Formula Allowance was further increased due to increases in losses over the course of 2008 which in turn resulted in increases in the reserve factors for certain loan types accordingly. These increased factors primarily affected construction loans, HELOCs, and indirect auto loans.

The following table sets forth the Bank's allowance for loan losses as of the dates indicated:

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (dollars in thousands) | | | | |
| Specific allowance | $8,627 | $5,850 | $1,791 | $894 | $754 |
| Formula allowance | 23,361 | 17,989 | 9,888 | 8,957 | 8,582 |
| Environmental factors allowance | 3,485 | 3,751 | 5,652 | 7,063 | 6,890 |
| Total allowance | $35,473 | $27,590 | $17,331 | $16,914 | $16,226 |
| Allowance for loan losses to loans | 2.36% | 1.73% | 1.12% | 1.12% | 1.17% |

Based on the current conditions of the loan portfolio, management believes that the $35,473,000 allowance for loan losses at December 31, 2009 is adequate to absorb probable losses inherent in the Bank's loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio.

The following tables summarize the activity in the allowance for loan losses, reserve for unfunded commitments, and allowance for losses (which is comprised of the allowance for loan losses and the reserve for unfunded commitments) for the years indicated (dollars in thousands):

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| Allowance for loan losses: | | | | | |
| Balance at beginning of period | $27,590 | $17,331 | $16,914 | $16,226 | $14,525 |
| Provision for loan losses | 31,450 | 20,950 | 3,032 | 1,289 | 2,169 |
| Loans charged off: | | | | | |
| Real estate mortgage: | | | | | |
| Residential | (583) | (691) | - | - | - |
| Commercial | (1,223) | (18) | - | - | - |
| Consumer: | | | | | |
| Home equity lines | (7,487) | (2,942) | (678) | (39) | - |
| Home equity loans | (656) | (409) | - | - | - |
| Auto indirect | (2,806) | (2,710) | (1,581) | (690) | (622) |
| Other consumer | (1,238) | (1,237) | (1,062) | (896) | (837) |
| Commercial | (3,219) | (709) | (437) | (162) | (220) |
| Construction: | | | | | |
| Residential | (7,737) | (3,203) | - | - | - |
| Commercial | (89) | - | - | - | - |
| Total loans charged off | (25,038) | (11,919) | (3,758) | (1,787) | (1,679) |
| Recoveries of previously charged-off loans: | | | | | |
| Real estate mortgage: | | | | | |
| Residential | 40 | - | - | - | - |
| Commercial | 71 | 58 | 57 | 45 | 41 |
| Consumer: | | | | | |
| Home equity lines | 98 | 13 | 1 | 39 | 26 |
| Home equity loans | - | - | 5 | 3 | 6 |
| Auto indirect | 484 | 441 | 261 | 203 | 109 |
| Other consumer | 677 | 685 | 640 | 627 | 633 |
| Commercial | 71 | 31 | 179 | 269 | 396 |
| Construction: | | | | | |
| Residential | 30 | - | - | - | - |
| Commercial | - | - | - | - | - |
| Total recoveries of previously charged off loans | 1,471 | 1,228 | 1,143 | 1,186 | 1,211 |
| Net charge-offs | (23,567) | (10,691) | (2,615) | (601) | (468) |
| Balance at end of period | $35,473 | $27,590 | $17,331 | $16,914 | $16,226 |
| Reserve for unfunded commitments: | | | | | |
| Balance at beginning of period | $2,565 | $2,090 | $1,849 | $1,813 | $1,532 |
| Provision for losses – unfunded commitments | 1,075 | 475 | 241 | 36 | 281 |
| Balance at end of period | $3,640 | $2,565 | $2,090 | $1,849 | $1,813 |
| Balance at end of period: | | | | | |
| Allowance for loan losses | $35,473 | $27,590 | $17,331 | $16,914 | $16,226 |
| Reserve for unfunded commitments | 3,640 | 2,565 | 2,090 | 1,849 | 1,813 |
| Balance at end of period | $39,113 | $30,155 | $19,421 | $18,763 | $18,039 |
| As a percentage of total loans: | | | | | |
| Allowance for loan losses | 2.36% | 1.73% | 1.12% | 1.12% | 1.17% |
| Reserve for unfunded commitments | 0.24% | 0.16% | 0.13% | 0.12% | 0.13% |
| Balance at end of period | 2.60% | 1.89% | 1.25% | 1.24% | 1.30% |
| Average total loans | $1,542,147 | $1,549,014 | $1,511,331 | $1,447,163 | $1,251,699 |
| Ratios: | | | | | |
| Net charge-offs during period to average loans outstanding during period | 1.53% | 0.69% | 0.17% | 0.04% | 0.04% |
| Provision for loan losses to average loans outstanding | 2.04% | 1.35% | 0.20% | 0.09% | 0.17% |
| Allowance for loan losses to loans at year end | 2.36% | 1.73% | 1.12% | 1.12% | 1.17% |

The following tables summarize the allocation of the allowance for loan losses between loan types:

| (dollars in thousands) | December 31, 2009 | | December 31, 2008 | | December 31, 2007 | |
|---|---|---|---|---|---|---|
| | Amount | Percent of loans in each category to total loans | Amount | Percent of loans in each category to total loans | Amount | Percent of loans in each category to total loans |
| Balance at end of period applicable to: | | | | | | |
| Commercial, financial and agricultural | $6,031 | 10.9% | $7,002 | 11.9% | $2,010 | 10.6% |
| Consumer installment | 12,267 | 30.5% | 8,470 | 32.3% | 6,796 | 34.5% |
| Real estate mortgage | 16,120 | 54.7% | 10,967 | 50.5% | 7,170 | 46.1% |
| Real estate construction | 1,055 | 3.9% | 1,151 | 5.3% | 1,355 | 8.8% |
| | $35,473 | 100.0% | $27,590 | 100.0% | $17,331 | 100.0% |

| (dollars in thousands) | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|
| | Amount | Percent of loans in each category to total loans | Amount | Percent of loans in each category to total loans |
| Balance at end of period applicable to: | | | | |
| Commercial, financial and agricultural | $1,806 | 10.2% | $1,930 | 10.3% |
| Consumer installment | 6,278 | 34.8% | 6,099 | 36.7% |
| Real estate mortgage | 7,222 | 45.0% | 6,967 | 45.0% |
| Real estate construction | 1,608 | 10.0% | 1,230 | 8.0% |
| | $16,914 | 100.0% | $16,226 | 100.0% |

**Foreclosed Assets, Net of Allowance for Losses**

The following table details the components and summarizes the activity in foreclosed assets, net of allowances for losses for the years indicated (dollars in thousands):

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Foreclosed assets, net of allowance for losses: | | |
| Balance at beginning of period: | | |
| Residential real estate | $1,185 | $187 |
| Total balance at beginning of period | 1,185 | 187 |
| Transfers from loans and other additions: | | |
| Land | 1,470 | - |
| Residential real estate | 1,727 | 1,426 |
| Commercial real estate | 1,210 | - |
| Total transfers from loans | 4,407 | 1,426 |
| Provision for losses: | | |
| Land | (48) | - |
| Residential real estate | (166) | (50) |
| Commercial real estate | (6) | - |
| Total provision for losses | (220) | (50) |
| Disposals: | | |
| Land | (277) | - |
| Residential real estate | (1,369) | (378) |
| Total disposals | (1,646) | (378) |
| Balance at end of period: | | |
| Land | 1,145 | - |
| Residential real estate | 1,377 | 1,185 |
| Commercial real estate | 1,204 | - |
| Total balance at end of period | $3,726 | $1,185 |

### Intangible Assets

At December 31, 2009 and 2008, the Bank had intangible assets totaling $15,844,000 and $16,172,000, respectively. Intangible assets at December 31, 2009 and 2008 were comprised of the following:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (dollars in thousands) | |
| Core-deposit intangible | $325 | $653 |
| Goodwill | 15,519 | 15,519 |
| Total intangible assets | $15,844 | $16,172 |

The core-deposit intangible assets resulted from the Bank's 1997 acquisitions of certain Wells Fargo branches and Sutter Buttes Savings Bank, and the 2003 acquisition of North State National Bank. At December 31, 2009 the core-deposit intangible assets related to the Wells Fargo branches and Sutter Buttes Savings Bank were fully amortized. The goodwill intangible asset resulted from the North State National Bank acquisition. Amortization of core deposit intangible assets amounting to $328,000, $523,000, and $490,000, was recorded in 2009, 2008, and 2007, respectively.

### Deposits

Deposits at December 31, 2009 increased $159,242,000 (9.5%) over the 2008 year-end balances to $1,828,512,000. All categories of deposits were up in 2009 except noninterest-bearing demand and time certificates. Included in the December 31, 2009 certificate of deposit balances is $79,000,000 from the State of California. The Bank participates in a deposit program offered by the State of California whereby the State may make deposits at the Bank's request subject to collateral and creditworthiness constraints. The negotiated rates on these State deposits are generally favorable to other wholesale funding sources available to the Bank.

Deposits at December 31, 2008 increased $124,047,000 (8.0%) over the 2007 year-end balances to $1,669,270,000. All categories of deposits were up in 2008 except for savings which was relatively flat. Included in the December 31, 2008 certificate of deposit balances is $80,000,000 from the State of California.

### Long-Term Debt

See Note 7 to the consolidated financial statements at Item 8 of this report for information about the Company's other borrowings, including long-term debt.

### Junior Subordinated Debt

See Note 8 to the consolidated financial statements at Item 8 of this report for information about the Company's junior subordinated debt.

### Equity

See Note 10 and Note 19 in the consolidated financial statements at Item 8 of this report for a discussion of shareholders' equity and regulatory capital, respectively. Management believes that the Company's capital is adequate to support anticipated growth, meet the cash dividend requirements of the Company and meet the future risk-based capital requirements of the Bank and the Company.

### Market Risk Management

**Overview.** The goal for managing the assets and liabilities of the Bank is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Bank to undue interest rate risk. The Board of Directors has overall responsibility for the Company's interest rate risk management policies. The Bank has an Asset and Liability Management Committee (ALCO) which establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

**Asset/Liability Management.** Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits, investing in securities and issuing debt. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin, net income and market value of equity under changing interest environments. Market value of equity is the net present value of estimated cash flows from the Bank's assets, liabilities and off-balance sheet items. The Bank uses simulation models to forecast net interest margin, net income and market value of equity.

Simulation of net interest margin, net income and market value of equity under various interest rate scenarios is the primary tool used to measure interest rate risk. Using computer-modeling techniques, the Bank is able to estimate the potential impact of changing interest rates on net interest margin, net income and market value of equity. A balance sheet forecast is prepared using inputs of actual loan, securities and interest-bearing liability (i.e. deposits/borrowings) positions as the beginning base.

In the simulation of net interest margin and net income under various interest rate scenarios, the forecast balance sheet is processed against seven interest rate scenarios. These seven interest rate scenarios include a flat rate scenario, which assumes interest rates are unchanged in the future, and six additional rate ramp scenarios ranging from +300 to -300 basis points around the flat scenario in 100 basis point increments. These ramp scenarios assume that interest rates increase or decrease evenly (in a "ramp" fashion) over a twelve-month period and remain at the new levels beyond twelve months.

The following table summarizes the effect on net interest income and net income due to changing interest rates as measured against a flat rate (no interest rate change) scenario. The simulation results shown below assume no changes in the structure of the Company's balance sheet over the twelve months being measured (a "flat" balance sheet scenario), and that deposit rates will track general interest rate changes by approximately 50%:

Interest Rate Risk Simulation of Net Interest Income and Net Income as of December 31, 2009

| Change in Interest Rates (Basis Points) | Estimated Change in Net Interest Income (NII) (as % of "flat" NII) | Estimated Change in Net Income (NI) (as % of "flat" NI) |
|---|---|---|
| +300 (ramp) | (1.38%) | (11.14%) |
| +200 (ramp) | (1.63%) | (13.21%) |
| +100 (ramp) | (0.94%) | (7.63%) |
| + 0 (flat) | - | - |
| -100 (ramp) | 1.24% | 10.02% |
| -200 (ramp) | 1.81% | 16.20% |
| -300 (ramp) | 1.00% | 8.08% |

In the simulation of market value of equity under various interest rate scenarios, the forecast balance sheet is processed against seven interest rate scenarios. These seven interest rate scenarios include the flat rate scenario described above, and six additional rate shock scenarios ranging from +300 to -300 basis points around the flat scenario in 100 basis point increments. These rate shock scenarios assume that interest rates increase or decrease immediately (in a "shock" fashion) and remain at the new level in the future.

The following table summarizes the effect on market value of equity due to changing interest rates as measured against a flat rate (no change) scenario:

Interest Rate Risk Simulation of Market Value of Equity as of December 31, 2009

| Change in Interest Rates (Basis Points) | Estimated Change in Market Value of Equity (MVE) (as % of "flat" MVE) |
|---|---|
| +300 (shock) | (10.51%) |
| +200 (shock) | (6.69%) |
| +100 (shock) | (3.09%) |
| + 0 (flat) | - |
| -100 (shock) | 3.20% |
| -200 (shock) | 3.68% |
| -300 (shock) | 5.24% |

These results indicate that given a "flat" balance sheet scenario, and if deposit rates track general interest rate changes by approximately 50%, the Company's balance sheet is slightly liability sensitive. "Liability sensitive" implies that earnings decrease when interest rates rise, and increase when interest rates decrease. The magnitude of all the simulation results noted above is within the Bank's policy guidelines. The asset liability management policy limits aggregate market risk, as measured in this fashion, to an acceptable level within the context of risk-return trade-offs.

The simulation results noted above do not incorporate any management actions that might moderate the negative consequences of interest rate deviations. In addition, the simulation results noted above contain various assumptions such as a flat balance sheet, and the rate that deposit interest rates change as general interest rates change. Therefore, they do not reflect likely actual results, but serve as estimates of interest rate risk.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the preceding tables. For example, although certain of the Bank's assets and liabilities may have similar maturities or repricing time frames, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain of the Bank's asset and liability categories may precede, or lag behind, changes in market interest rates. Also, the actual rates of prepayments on loans and investments could vary significantly from the assumptions utilized in deriving the results as presented in the preceding tables. Further, a change in U.S. Treasury rates accompanied by a change in the shape of the treasury yield curve could result in different estimations from those presented herein. Accordingly, the results in the preceding tables should not be relied upon as indicative of actual results in the event of changing market interest rates. Additionally, the resulting estimates of changes in market value of equity are not intended to represent, and should not be construed to represent, estimates of changes in the underlying value of the Bank.

Interest rate sensitivity is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities. One aspect of these repricing characteristics is the time frame within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. An analysis of the repricing time frames of interest-bearing assets and liabilities is sometimes called a "gap" analysis because it shows the gap between assets and liabilities repricing or maturing in each of a number of periods. Another aspect of these repricing characteristics is the relative magnitude of the repricing for each category of interest earning asset and interest-bearing liability given various changes in market interest rates. Gap analysis gives no indication of the relative magnitude of repricing given various changes in interest rates. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity gaps are measured as the difference between the volumes of assets and liabilities in the Bank's current portfolio that are subject to repricing at various time horizons.

The following interest rate sensitivity table shows the Bank's repricing gaps as of December 31, 2009. In this table transaction deposits, which may be repriced at will by the Bank, have been included in the less than 3-month category. The inclusion of all of the transaction deposits in the less than 3-month repricing category causes the Bank to appear liability sensitive. Because the Bank may reprice its transaction deposits at will, transaction deposits may or may not reprice immediately with changes in interest rates. In recent years of moderate interest rate changes the Bank's earnings have reacted as though the gap position is slightly asset sensitive mainly because the magnitude of interest-bearing liability repricing has been less than the magnitude of interest-earning asset repricing. This difference in the magnitude of asset and liability repricing is mainly due to the Bank's strong core deposit base, which although deposits may be repriced within three months, historically, the timing of their repricing has been longer than three months and the magnitude of their repricing has been minimal.

Due to the limitations of gap analysis, as described above, the Bank does not actively use gap analysis in managing interest rate risk. Instead, the Bank relies on the more sophisticated interest rate risk simulation model described above as its primary tool in measuring and managing interest rate risk.

| Interest Rate Sensitivity – December 31, 2009 | | | Repricing within: | | |
|---|---|---|---|---|---|
| (dollars in thousands) | Less than 3 months | 3 - 6 months | 6 - 12 months | 1 - 5 years | Over 5 years |
| Interest-earning assets: | | | | | |
| Cash at Federal Reserve and other banks | $ 285,556 | $ - | $ - | $ - | $ - |
| Securities | 23,398 | 21,483 | 40,665 | 104,431 | 21,645 |
| Loans | 610,989 | 87,660 | 119,755 | 551,053 | 130,754 |
| Total interest-earning assets | $919,943 | 109,143 | 160,420 | 655,484 | 152,399 |
| Interest-bearing liabilities | | | | | |
| Transaction deposits | $870,862 | $ - | $ - | $ - | $ - |
| Time | 274,328 | 134,427 | 115,081 | 56,467 | 13 |
| Federal funds purchased | - | - | - | - | - |
| Other borrowings | 66,753 | - | - | - | - |
| Junior subordinated debt | 41,238 | - | - | - | - |
| Total interest-bearing liabilities | $1,072,646 | 151,656 | 141,736 | 45,215 | 13 |
| Interest sensitivity gap | ($333,238) | (25,284) | 45,339 | 599,017 | 152,386 |
| Cumulative sensitivity gap | ($333,238) | (358,522) | (313,183) | 285,834 | 438,220 |
| As a percentage of earning assets: | | | | | |
| Interest sensitivity gap | (16.68%) | (1.27%) | 2.27% | 29.99% | 7.63% |
| Cumulative sensitivity gap | (16.68%) | (17.95%) | (15.68%) | 14.31% | 21.94% |

## Liquidity

Liquidity refers to the Bank's ability to provide funds at an acceptable cost to meet loan demand and deposit withdrawals, as well as contingency plans to meet unanticipated funding needs or loss of funding sources. These objectives can be met from either the asset or liability side of the balance sheet. Asset liquidity sources consist of the repayments and maturities of loans, selling of loans, short-term money market investments, maturities of securities and sales of securities from the available-for-sale portfolio. These activities are generally summarized as investing activities in the Consolidated Statement of Cash Flows. Net cash provided by investing activities totaled approximately $118,245,000 in 2009. Decreased securities and loan balances were responsible for the major source of funds in this category.

Liquidity is generated from liabilities through deposit growth and borrowings. These activities are included under financing activities in the Consolidated Statement of Cash Flows. In 2009, financing activities provided funds totaling $116,046,000. During 2009, a net increase in deposit balances provided funds amounting to $159,242,000 while decreases in short-term other borrowings used $35,162,000 of funds. The Bank also had available correspondent banking lines of credit totaling $5,000,000 at year-end 2009. In addition, at December 31, 2009, the Company had loans and securities available to pledge towards future borrowings from the Federal Home Loan Bank of up to $430,418,000. As of December 31, 2009, the Company had $66,753,000 of long-term debt and other borrowings as described in Note 7 of the consolidated financial statements of the Company and the related notes at Item 8 of this report. While these sources are expected to continue to provide significant amounts of funds in the future, their mix, as well as the possible use of other sources, will depend on future economic and market conditions. Liquidity is also provided or used through the results of operating activities. In 2009, operating activities provided cash of $25,943,000.

The Bank classifies its entire investment portfolio as available for sale (AFS). The AFS securities plus cash and cash equivalents in excess of reserve requirements totaled $546,408,000 at December 31, 2009, which was 25.2% of total assets at that time. This was up from $340,598,000 and 16.7% at the end of 2008.

It is anticipated that loan demand will be weak during 2010, although such demand will be dictated by economic and competitive conditions. The Company aggressively solicits non-interest bearing demand deposits and money market checking deposits, which are the least sensitive to interest rates. The growth of deposit balances is subject to heightened competition, the success of the Company's sales efforts, delivery of superior customer service and market conditions. The recent series of reductions in the federal funds rate resulted in declining short-term interest rates, which could impact deposit volumes in the future. Depending on economic conditions, interest rate levels, and a variety of other conditions, deposit growth may be used to fund loans, to reduce short-term borrowings or purchase investment securities. However, due to concerns such as uncertainty in the general economic environment, competition and political uncertainty, loan demand and levels of customer deposits are not certain.

The principal cash requirements of the Company are dividends on common stock when declared. The Company is dependent upon the payment of cash dividends by the Bank to service its commitments. Shareholder dividends are expected to continue subject to the Board's discretion and continuing evaluation of capital levels, earnings, asset quality and other factors. The Company expects that the cash dividends paid by the Bank to the Company will be sufficient to meet this payment schedule. Dividends from the Bank are subject to certain regulatory restrictions.

The maturity distribution of certificates of deposit in denominations of $100,000 or more is set forth in the following table. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available. The Bank participates in a program wherein the State of California places time deposits with the Bank at the Bank's option. At December 31, 2009, 2008 and 2007, the Bank had $79,000,000, $80,000,000 and $40,000,000, respectively, of these State deposits.

Certificates of Deposit in Denominations of $100,000 or More

| | Amounts as of December 31, | | |
|---|---|---|---|
| (dollars in thousands) | 2009 | 2008 | 2007 |
| Time remaining until maturity: | | | |
| Less than 3 months | $183,592 | $174,715 | $171,594 |
| 3 months to 6 months | 62,925 | 62,051 | 51,729 |
| 6 months to 12 months | 50,106 | 55,105 | 26,968 |
| More than 12 months | 25,453 | 18,319 | 12,686 |
| Total | $322,076 | $310,190 | $262,977 |

Loan demand also affects the Bank's liquidity position. The following table presents the maturities of loans, net of deferred loan costs, at December 31, 2009:

| | Within One Year | After One But Within 5 Years | After 5 Years | Total |
|---|---|---|---|---|
| | | (dollars in thousands) | | |
| Loans with predetermined interest rates: | | | | |
| Commercial, financial and agricultural | $22,425 | $29,286 | $3,492 | $55,203 |
| Consumer installment | 63,595 | 53,410 | 27,830 | 144,835 |
| Real estate mortgage | 53,875 | 100,501 | 98,727 | 253,103 |
| Real estate construction | 28,346 | 1,991 | 189 | 30,526 |
| | $168,241 | $185,188 | $130,238 | $483,667 |
| Loans with floating interest rates: | | | | |
| Commercial, financial and agricultural | $96,969 | $9,200 | $1,807 | $107,976 |
| Consumer installment | 313,251 | - | - | 313,251 |
| Real estate mortgage | 34,573 | 133,621 | 398,718 | 566,912 |
| Real estate construction | 13,896 | 9,388 | 5,121 | 28,405 |
| | $458,689 | $152,209 | $405,646 | $1,016,544 |
| Total loans | $626,930 | $337,397 | $535,884 | $1,500,211 |

The maturity distribution and yields of the investment portfolio at December 31, 2009 is presented in the following table. The timing of the maturities indicated in the table below is based on final contractual maturities. Most mortgage-backed securities return principal throughout their contractual lives. As such, the weighted average life of mortgage-backed securities based on outstanding principal balance is usually significantly shorter than the final contractual maturity indicated below. Yields on tax exempt securities are shown on a tax equivalent basis. At December 31, 2009, the Bank had no held-to-maturity securities.

| | Within One Year | | After One Year but Through Five Years | | After Five Years but Through Ten Years | | After Ten Years | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield | Amount | Yield |
| Securities Available-for-Sale | | | | | (dollars in thousands) | | | | | |
| Obligations of US government corporations and agencies | - | - | $47,701 | 3.91% | $10,213 | 4.56% | $135,216 | 5.46% | $193,130 | 5.03% |
| Obligations of states and political subdivisions | - | - | 4,094 | 7.63% | 7,384 | 7.76% | 6,475 | 6.94% | 17,953 | 7.43% |
| Corporate bonds | - | - | - | - | - | - | 539 | 1.75% | 539 | 1.75% |
| Total securities available-for-sale | - | - | $51,795 | 4.21% | $17,597 | 5.90% | $142,230 | 5.51% | $211,622 | 5.22% |

### Off-Balance Sheet Items

The Bank has certain ongoing commitments under operating and capital leases. See Note 5 of the financial statements at Item 8 of this report for the terms. These commitments do not significantly impact operating results. As of December 31, 2008 commitments to extend credit and commitments related to the Bank's deposit overdraft privilege product were the Bank's only financial instruments with off-balance sheet risk. The Bank has not entered into any material contracts for financial derivative instruments such as futures, swaps, options, etc. Commitments to extend credit were $565,938,000 and $643,365,000 at December 31, 2009 and 2008, respectively, and represent 37.7% of the total loans outstanding at year-end 2009 versus 40.4% at December 31, 2008. Commitments related to the Bank's deposit overdraft privilege product totaled $36,489,000 and $35,883,000 at December 31, 2009 and 2008, respectively.

### Certain Contractual Obligations

The following chart summarizes certain contractual obligations of the Company as of December 31, 2009:

| (dollars in thousands) | Total | Less than one year | 1-3 years | 3-5 years | More than 5 years |
|---|---|---|---|---|---|
| Other collateralized borrowings, fixed rate of 0.15 % payable on January 4, 2010 | 16,753 | 16,753 | - | - | - |
| Repurchase Agreement[2] | 50,000 | - | 50,000 | - | - |
| Junior subordinated debt[3] | 20,619 | - | - | - | 20,619 |
| Junior subordinated debt[4] | 20,619 | - | - | - | 20,619 |
| Operating lease obligations | 7,534 | 2,366 | 3,212 | 1,569 | 387 |
| Deferred compensation[1] | 5,934 | 690 | 1,129 | 982 | 3,133 |
| Supplemental retirement plans[1] | 5,259 | 728 | 1,301 | 1,253 | 1,977 |
| Total contractual obligations | $126,718 | $20,537 | $55,642 | $3,804 | $46,735 |

(1) These amounts represent known certain payments to participants under the Company's deferred compensation and supplemental retirement plans. See Note 14 in the financial statements at Item 8 of this report for additional information related to the Company's deferred compensation and supplemental retirement plan liabilities.

(2) Repurchase agreement, adjustable rate of three-month LIBOR less 0.29% until August 30, 2009 with a floor rate of 0.00% and a cap rate of 4.72% after which, rate is fixed at 4.72% and is callable in its entirety by counterparty on a quarterly basis, matures on August 30, 2012.

(3) Junior subordinated debt, adjustable rate of three-month LIBOR plus 3.05%, callable in whole or in part by the Company on a quarterly basis beginning October 7, 2008, matures October 7, 2033.

(4) Junior subordinated debt, adjustable rate of three-month LIBOR plus 2.55%, callable in whole or in part by the Company on a quarterly basis beginning July 23, 2009, matures July 23, 2034.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

See "Market Risk Management" under Item 7 of this report which is incorporated herein.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**INDEX TO FINANCIAL STATEMENTS**

**TRICO BANCSHARES**
**CONSOLIDATED BALANCE SHEETS**

| | At December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands, except share data) | |
| Assets: | | |
| Cash and due from banks | $61,033 | $64,375 |
| Cash at Federal Reserve and other banks | 285,556 | 21,980 |
| Cash and cash equivalents | 346,589 | 86,355 |
| Securities available-for-sale | 211,622 | 266,561 |
| Federal Home Loan Bank stock, at cost | 9,274 | 9,235 |
| Loans, net of allowance for loan losses of $35,473 and $27,590 | 1,464,738 | 1,563,259 |
| Foreclosed assets, net of allowance for losses of $190 and $230 | 3,726 | 1,185 |
| Premises and equipment, net | 18,742 | 18,841 |
| Cash value of life insurance | 48,694 | 46,815 |
| Accrued interest receivable | 7,763 | 7,935 |
| Goodwill | 15,519 | 15,519 |
| Other intangible assets, net | 325 | 653 |
| Other assets | 43,528 | 26,832 |
| Total assets | $2,170,520 | $2,043,190 |
| Liabilities and Shareholders' Equity: | | |
| Liabilities: | | |
| Deposits: | | |
| Noninterest-bearing demand | $377,334 | $401,247 |
| Interest-bearing | 1,451,178 | 1,268,023 |
| Total deposits | 1,828,512 | 1,669,270 |
| Accrued interest payable | 3,614 | 6,146 |
| Reserve for unfunded commitments | 3,640 | 2,565 |
| Other liabilities | 26,114 | 24,034 |
| Other borrowings | 66,753 | 102,005 |
| Junior subordinated debt | 41,238 | 41,238 |
| Total liabilities | 1,969,871 | 1,845,258 |
| Commitments and contingencies (Notes 5, 9, 14 and 16) | | |
| Shareholders' equity: | | |
| Common stock, no par value: 50,000,000 shares authorized; issued and outstanding: | | |
| 15,787,753 at December 31, 2009 | 79,508 | |
| 15,756,101at December 31, 2008 | | 78,246 |
| Retained earnings | 118,863 | 117,630 |
| Accumulated other comprehensive income, net of tax | 2,278 | 2,056 |
| Total shareholders' equity | 200,649 | 197,932 |
| Total liabilities and shareholders' equity | $2,170,520 | $2,043,190 |

The accompanying notes are an integral part of these consolidated financial statements.

## TRICO BANCSHARES
## CONSOLIDATED STATEMENTS OF INCOME

| | Years ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (in thousands, except per share data) | | |
| Interest and dividend income: | | | |
| Loans, including fees | $99,996 | $107,896 | $117,639 |
| Debt securities: | | | |
| Taxable | 11,000 | 11,526 | 7,712 |
| Tax exempt | 986 | 1,187 | 1,454 |
| Dividends | 19 | 469 | 446 |
| Interest bearing cash at Federal Reserve and other banks | 332 | 31 | - |
| Federal funds sold | - | 3 | 17 |
| Total interest and dividend income | 112,333 | 121,112 | 127,268 |
| Interest expense: | | | |
| Deposits | 17,891 | 24,461 | 31,423 |
| Federal funds purchased | - | 1,999 | 2,880 |
| Other borrowings | 1,221 | 2,512 | 2,983 |
| Junior subordinated debt | 1,503 | 2,580 | 3,296 |
| Total interest expense | 20,615 | 31,552 | 40,582 |
| Net interest income | 91,718 | 89,560 | 86,686 |
| Provision for loan losses | 31,450 | 20,950 | 3,032 |
| Net interest income after provision for loan losses | 60,268 | 68,610 | 83,654 |
| Noninterest income: | | | |
| Service charges and fees | 22,822 | 20,555 | 21,200 |
| Gain on sale of loans | 3,466 | 1,127 | 994 |
| Commissions on sale of non-deposit investment products | 1,632 | 2,069 | 2,331 |
| Increase in cash value of life insurance | 1,879 | 1,834 | 1,445 |
| Other | 530 | 1,502 | 1,620 |
| Total noninterest income | 30,329 | 27,087 | 27,590 |
| Noninterest expense: | | | |
| Salaries and related benefits | 39,810 | 38,112 | 38,066 |
| Other | 35,640 | 30,626 | 30,840 |
| Total noninterest expense | 75,450 | 68,738 | 68,906 |
| Income before income taxes | 15,147 | 26,959 | 42,338 |
| Provision for income taxes | 5,185 | 10,161 | 16,645 |
| Net income | $9,962 | $16,798 | $25,693 |
| Earnings per share: | | | |
| Basic | $0.63 | $1.07 | $1.62 |
| Diluted | $0.62 | $1.05 | $1.57 |

The accompanying notes are an integral part of these consolidated financial statements.

**TRICO BANCSHARES**
**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**Years Ended December 31, 2008, 2007 and 2006**

| | Shares of Common Stock | Common Stock | Retained Earnings | Accumulated Other Comprehensive (Loss) Income | Total |
|---|---|---|---|---|---|
| | (in thousands, except share data) | | | | |
| Balance at December 31, 2006 | 15,857,207 | $73,739 | $100,218 | ($4,521) | $169,436 |
| Comprehensive income: | | | | | |
| Net income | | | 25,693 | | 25,693 |
| Change in net unrealized gain on Securities available for sale, net | | | | 2,983 | 2,983 |
| Change in minimum pension liability, net | | | | (14) | (14) |
| Total comprehensive income | | | | | 28,662 |
| Stock option vesting | | 782 | | | 782 |
| Stock options exercised | 382,350 | 4,080 | | | 4,080 |
| Tax benefit of stock options exercised | | 1,731 | | | 1,731 |
| Repurchase of common stock | (328,007) | (1,557) | (5,986) | | (7,543) |
| Dividends paid ($0.52 per share) | | | (8,270) | | (8,270) |
| Balance at December 31, 2007 | 15,911,550 | $78,775 | $111,655 | ($1,552) | $188,878 |
| Comprehensive income: | | | | | |
| Net income | | | 16,798 | | 16,798 |
| Change in net unrealized gain on Securities available for sale, net | | | | 2,804 | 2,804 |
| Change in joint beneficiary agreement liability, net | | | | 54 | 54 |
| Change in minimum pension liability, net | | | | 750 | 750 |
| Total comprehensive income | | | | | 20,406 |
| Cummulative effect of change in accounting principle, net of tax | | | (522) | | (522) |
| Stock option vesting | | 629 | | | 629 |
| Stock options exercised | 17,620 | 142 | | | 142 |
| Reversal of tax benefit of stock options exercised | | (444) | | | (444) |
| Repurchase of common stock | (173,069) | (856) | (2,108) | | (2,964) |
| Dividends paid ($0.52 per share) | | | (8,193) | | (8,193) |
| Balance at December 31, 2008 | 15,756,101 | $78,246 | $117,630 | $2,056 | $197,932 |
| Comprehensive income: | | | | | |
| Net income | | | 9,962 | | 9,962 |
| Change in net unrealized gain on Securities available for sale, net | | | | 1,070 | 1,070 |
| Change in joint beneficiary agreement liability, net | | | | 2 | 2 |
| Change in minimum pension liability, net | | | | (850) | (850) |
| Total comprehensive income | | | | | 10,184 |
| Stock option vesting | | 477 | | | 477 |
| Stock options exercised | 58,213 | 887 | | | 887 |
| Tax benefit of stock options exercised | | 30 | | | 30 |
| Repurchase of common stock | (26,561) | (132) | (520) | | (652) |
| Dividends paid ($0.52 per share) | | | (8,209) | | (8,209) |
| Balance at December 31, 2009 | 15,787,753 | $79,508 | $118,863 | $2,278 | $200,649 |

The accompanying notes are an integral part of these consolidated financial statements.

## TRICO BANCSHARES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (in thousands) | |
| Operating activities: | | | |
| Net income | $9,962 | $16,798 | $25,693 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation of premises and equipment, and amortization | 3,425 | 3,433 | 3,719 |
| Amortization of intangible assets | 328 | 523 | 490 |
| Provision for loan losses | 31,450 | 20,950 | 3,032 |
| Amortization of investment securities premium, net | 348 | 303 | 647 |
| Originations of loans for resale | (119,290) | (74,956) | (63,777) |
| Proceeds from sale of loans originated for resale | 121,088 | 75,338 | 64,106 |
| Gain on sale of loans | (3,466) | (1,127) | (994) |
| Change in market value of mortgage servicing rights | 551 | 1,860 | 490 |
| Provision for losses on foreclosed assets | 220 | 50 | - |
| Gain on sale of foreclosed aseets | (168) | (50) | - |
| Loss on disposal of fixed assets | 138 | 2 | 6 |
| Increase in cash value of life insurance | (1,879) | (1,834) | (1,445) |
| Stock option vesting expense | 477 | 629 | 782 |
| Stock option excess tax benefits | (30) | 444 | (1,731) |
| Deferred income tax benefit | (3,515) | (5,698) | (506) |
| Change in: | | | |
| Interest receivable | 172 | 619 | 173 |
| Interest payable | (2,532) | (1,725) | 323 |
| Other assets and liabilities, net | (11,336) | 1,228 | 1,129 |
| Net cash provided by operating activities | 25,943 | 36,787 | 32,137 |
| Investing activities: | | | |
| Proceeds from maturities of securities available-for-sale | 85,833 | 50,414 | 49,256 |
| Purchases of securities available-for-sale | (29,396) | (80,012) | (78,822) |
| Purchase of Federal Home Loan Bank stock | (39) | (469) | (446) |
| Loan originations and principal collections, net | 62,663 | (51,000) | (44,889) |
| Proceeds from sale of premises and equipment | 2 | 2 | 12 |
| Proceeds from sale of other real estate owned | 1,815 | 428 | - |
| Purchases of premises and equipment | (2,633) | (1,060) | (1,751) |
| Net cash used by investing activities | 118,245 | (81,697) | (76,640) |
| Financing activities: | | | |
| Net (decrease) increase in deposits | 159,242 | 124,047 | (53,926) |
| Net change in federal funds purchased | - | (56,000) | 18,000 |
| Increase in long-term other borrowings | - | - | 50,000 |
| Payments of principal on long-term other borrowings | (90) | (21,578) | (67) |
| Net change in short-term other borrowings | (35,162) | 7,457 | 26,282 |
| Stock option excess tax benefits | 30 | (444) | 1,731 |
| Repurchase of common stock | - | (2,822) | (4,167) |
| Dividends paid | (8,209) | (8,193) | (8,270) |
| Exercise of stock options | 235 | - | 704 |
| Net cash provided by financing activities | 116,046 | 42,467 | 30,287 |
| Net change in cash and cash equivalents | 260,234 | (2,443) | (14,216) |
| Cash and cash equivalents and beginning of year | 86,355 | 88,798 | 103,014 |
| Cash and cash equivalents at end of year | $346,589 | $86,355 | $88,798 |
| | | | |
| Supplemental disclosure of noncash activities: | | | |
| Unrealized gain (loss) on securities available for sale | $1,846 | $4,839 | $5,147 |
| Loans transferred to other real estate | 4,408 | 1,426 | 187 |
| Market value of shares tendered by employees in-lieu of cash to pay for exercise of options and/or related taxes | 652 | 142 | 3,376 |
| Supplemental disclosure of cash flow activity: | | | |
| Cash paid for interest expense | 23,147 | 32,277 | 40,259 |
| Cash paid for income taxes | 10,292 | 14,850 | 16,300 |

The accompanying notes are an integral part of these consolidated financial statements.

**Note 1 - Summary of Significant Accounting Policies**

**Principles of Consolidation**
The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary, Tri Counties Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

**Nature of Operations**
The Company operates 32 branch offices and 25 in-store branch offices in the California counties of Butte, Contra Costa, Del Norte, Fresno, Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Napa, Nevada, Placer, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare, Yolo and Yuba. The Company's operating policy since its inception has emphasized retail banking. Most of the Company's customers are retail customers and small to medium sized businesses.

**Use of Estimates in the Preparation of Financial Statements**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates, including those related to the adequacy of the allowance for loan losses, investments, intangible assets, income taxes and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The allowance for loan losses, goodwill and other intangible assessments, income taxes, and the valuation of mortgage servicing rights, are the only accounting estimates that materially affect the Company's consolidated financial statements.

**Significant Group Concentration of Credit Risk**
The Company grants agribusiness, commercial, consumer, and residential loans to customers located throughout the northern San Joaquin Valley, the Sacramento Valley and northern mountain regions of California. The Company has a diversified loan portfolio within the business segments located in this geographical area. The Company currently classifies all its operation into one business segment that it denotes as community banking.

**Cash and Cash Equivalents**
For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold.

**Investment Securities**
The Company classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. In 2009 and 2008, the Company did not have any securities classified as either held-to-maturity or trading.

Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of other accumulated comprehensive income (loss) in shareholders' equity until realized.

Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses are derived from the amortized cost of the security sold.

Prior to the second quarter of 2009, the Company would assess an other-than-temporary impairment ("OTTI") or permanent impairment based on the nature of the decline and whether the Company has the ability and intent to hold the investments until a market price recovery. If the Company determined a security to be other-than-temporarily or permanently impaired, the full amount of impairment would be recognized through earnings in its entirety. New guidance related to the recognition and presentation of OTTI of debt securities became effective in the second quarter of 2009. Rather than asserting whether a Company has the ability and intent to hold an investment until a market price recovery, a Company must consider whether it intends to sell a security or if it is likely that they would be required to sell the security before recovery of the amortized cost basis of the investment, which may be maturity. For debt securities, if we intend to sell the security or it is likely that we will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an OTTI. If we do not intend to sell the security and it is not likely that we will be required to sell the security but we do not expect to recover the entire amortized cost basis of the security, only the portion of the impairment loss representing credit losses would be recognized in earnings. The credit loss on a security is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected. Projected cash flows are discounted by the original or current effective interest rate depending on the nature of the security being measured for potential OTTI. The remaining impairment related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, is recognized as a charge to other comprehensive income ("OCI"). Impairment losses related to all other factors are presented as separate categories within OCI. For investment securities held to maturity, this amount is accreted over the remaining life of the debt security prospectively based on the amount and timing of future estimated cash flows. The accretion of the amount recorded in OCI increases the carrying value of the investment and does not affect earnings. If there is an indication of additional credit losses the security is re-evaluated according to the procedures described above. No OTTI losses were recognized in the years ended December 31, 2009, 2008 or 2007.

**Federal Home Loan Bank Stock**
Federal Home Loan Bank stock represents the Company's investment in the stock of the Federal Home Loan Bank of San Francisco ("FHLB") and is carried at par value, which reasonably approximates its fair value. While technically these are considered equity securities, there is no market for the FHLB stock. Therefore, the shares are considered as restricted investment securities. Management periodically evaluates FHLB stock for other-than-temporary impairment. Management's determination of whether these investments are impaired is based on its assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of any decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB, and (4) the liquidity position of the FHLB.

As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. The Company may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

**Loans Held for Sale**
Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors of current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income. At December 31, 2009 and 2008, the Company's balance of loans held for sale was immaterial.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on the sale of loans that are held for sale are recognized at the time of the sale and determined by the difference between net sale proceeds and the net book value of the loans less the estimated fair value of any retained mortgage servicing rights.

**Loans**
Loans are reported at the principal amount outstanding, net of unearned income and the allowance for loan losses. Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized as an adjustment of the related loan's yield over the actual life of the loan. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When loans are 90 days past due, but in Management's judgment are well secured and in the process of collection, they may be classified as accrual. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of Management, the loans are estimated to be fully collectible as to both principal and interest. All nonaccrual and troubled debt restructured loans are classified as impaired loans. At December 31, 2009, loans classified as troubled debt restructured were $13,443,000. At December 31, 2009 the Company had obligations to lend additional funds on the restructured loans of $504,000. At December 31, 2008 the Company reported no troubled debt restructurings.

**Reserve for Unfunded Commitments**
The reserve for unfunded commitments is established through a provision for losses – unfunded commitments charged to noninterest expense. The reserve for unfunded commitments is an amount that Management believes will be adequate to absorb probable losses inherent in existing commitments, including unused portions of revolving lines of credits and other loans, standby letters of credits, and unused deposit account overdraft privilege. The reserve for unfunded commitments is based on evaluations of the collectibility, and prior loss experience of unfunded commitments. The evaluations take into consideration such factors as changes in the nature and size of the loan portfolio, overall loan portfolio quality, loan concentrations, specific problem loans and related unfunded commitments, and current economic conditions that may affect the borrower's or depositor's ability to pay.

**Allowance for Loan Losses**
The allowance for loan losses is established through a provision for loan losses charged to expense. Loans and deposit related overdrafts are charged against the allowance for loan losses when Management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. The allowance is an amount that Management believes will be adequate to absorb probable losses inherent in existing loans and leases, based on evaluations of the collectibility, impairment and prior loss experience of loans and leases. The evaluations take into consideration such factors as changes in the nature and size of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The Company defines a loan as impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Credit risk is inherent in the business of lending. As a result, the Company maintains an allowance for loan losses to absorb losses inherent in the Company's loan portfolio. This is maintained through periodic charges to earnings. These charges are shown in the Consolidated Income Statements as provision for loan losses. All specifically identifiable and quantifiable losses are immediately charged off against the allowance. However, for a variety of reasons, not all losses are immediately known to the Company and, of those that are known, the full extent of the loss may not be quantifiable at that point in time. The balance of the Company's allowance for loan losses is meant to be an estimate of these unknown but probable losses inherent in the portfolio. For purposes of this discussion, "loans" shall include all loans and lease contracts that are part of the Company's portfolio.

The Company formally assesses the adequacy of the allowance on a quarterly basis. Determination of the adequacy is based on ongoing assessments of the probable risk in the outstanding loan portfolio, and to a lesser extent the Company's loan commitments. These assessments include the periodic re-grading of credits based on changes in their individual credit characteristics including delinquency, seasoning, recent financial performance of the borrower, economic factors, changes in the interest rate environment, growth of the portfolio as a whole or by segment, and other factors as warranted. Loans are initially graded when originated. They are re-graded as they are renewed, when there is a new loan to the same borrower, when identified facts demonstrate heightened risk of nonpayment, or if they become delinquent. Re-grading of larger problem loans occur at least quarterly. Confirmation of the quality of the grading process is obtained by independent credit reviews conducted by consultants specifically hired for this purpose and by various bank regulatory agencies.

The Company's method for assessing the appropriateness of the allowance for loan losses includes specific allowances for identified problem loans and leases, formula allowance factors for pools of credits, and allowances for changing environmental factors (e.g., interest rates, growth, economic conditions, etc.). Allowance factors for loan pools are based on the previous 5 years historical loss experience by product type. Allowances for specific loans are based on analysis of individual credits. Allowances for changing environmental factors are Management's best estimate of the probable impact these changes have had on the loan portfolio as a whole.

Based on the current conditions of the loan portfolio, Management believes that the allowance for loan losses ($35,473,000) and the reserve for unfunded commitments ($3,640,000), which collectively stand at $39,113,000 at December 31, 2009, are adequate to absorb probable losses inherent in the Company's loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio.

**Mortgage Servicing Rights**
Mortgage servicing rights (MSRs) represent the Company's right to a future stream of cash flows based upon the contractual servicing fee associated with servicing mortgage loans. Our MSRs arise from residential mortgage loans that we originate and sell, but retain the right to service the loans. For sales of residential mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on the fair values of the loan and the servicing right. The net gain from the retention of the servicing right is included in gain on sale of loans in noninterest income when the loan is sold. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. MSRs are included in other assets. Servicing fees are recorded in noninterest income when earned.

The determination of fair value of our MSRs requires management judgment because they are not actively traded. The determination of fair value for MSRs requires valuation processes which combine the use of discounted cash flow models and extensive analysis of current market data to arrive at an estimate of fair value. The cash flow and prepayment assumptions used in our discounted cash flow model are based on empirical data drawn from the historical performance of our MSRs, which we believe are consistent with assumptions used by market participants valuing similar MSRs, and from data obtained on the performance of similar MSRs. The key assumptions used in the valuation of MSRs include mortgage prepayment speeds and the discount rate. These variables can, and generally will, change from quarter to quarter as market conditions and projected interest rates change. The key risks inherent with MSRs are prepayment speed and changes in interest rates. The Company uses an independent third party to determine fair value of MSRs.

The following tables summarize the activity in, and the main assumptions we used to determine the fair value of mortgage servicing rights for the periods indicated (dollars in thousands):

| | Years ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Mortgage servicing rights: | | |
| Balance at beginning of period | $2,972 | $4,087 |
| Additions | 1,668 | 745 |
| Change in fair value | (551) | (1,860) |
| Balance at end of period | $4,089 | $2,972 |
| | | |
| Servicing fees received | $1,140 | $1,036 |
| Balance of loans serviced at: | | |
| Beginning of period | $431,195 | $406,743 |
| End of period | $505,947 | $431,195 |
| Weighted-average prepayment speed (CPR) | 17.3% | 25.4% |
| Discount rate | 9.0% | 9.0% |

The changes in fair value of MSRs that occurred during 2009 and 2008 were mainly due to principal reductions and changes in estimate life of the MSRs.

**Off-Balance Sheet Credit Related Financial Instruments**

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

**Premises and Equipment**

Land is carried at cost. Buildings and equipment, including those acquired under capital lease, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are computed using the straight-line method over the estimated useful lives of the related assets or lease terms. Asset lives range from 3-10 years for furniture and equipment and 15-40 years for land improvements and buildings.

**Foreclosed Assets**

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expense.

**Goodwill and Other Intangible Assets**

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

The Company has identifiable intangible assets consisting of core deposit premiums and minimum pension liability. Core deposit premiums are amortized using an accelerated method over a period of ten years. Intangible assets related to minimum pension liability are adjusted annually based upon actuarial estimates. The following table summarizes the Company's goodwill intangible as of December 31, 2009 and 2008.

| (Dollar in Thousands) | December 31, 2008 | Additions | Reductions | December 31, 2009 |
|---|---|---|---|---|
| Goodwill | $15,519 | - | - | $15,519 |

The following table summarizes the Company's core deposit intangibles as of December 31, 2009 and 2008.

| (Dollar in Thousands) | December 31, 2008 | Additions | Reductions | December 31, 2008 |
|---|---|---|---|---|
| Core deposit intangibles | $3,365 | - | - | $3,365 |
| Accumulated amortization | (2,712) | - | ($328) | (3,040) |
| Core deposit intangibles, net | $653 | - | ($328) | $325 |

Core deposit intangibles are amortized over their expected useful lives. Such lives are periodically reassessed to determine if any amortization period adjustments are indicated. The following table summarizes the Company's estimated core deposit intangible amortization for each of the five succeeding years:

| Years Ended | Estimated Core Deposit Intangible Amortization (Dollar in thousands) |
|---|---|
| 2010 | $260 |
| 2011 | $65 |
| Thereafter | - |

**Impairment of Long-Lived Assets and Goodwill**

Long-lived assets, such as premises and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

On December 31 of each year, goodwill is tested for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Currently, and historically, the Company is comprised of only one reporting unit that operates within the business segment it has identified as "community banking".

**Income Taxes**

The Company's accounting for income taxes is based on an asset and liability approach. The Company recognizes the amount of taxes payable or refundable for the current year, and deferred tax assets and liabilities for the future tax consequences that have been recognized in its financial statements or tax returns. The measurement of tax assets and liabilities is based on the provisions of enacted tax laws.

**Stock-Based Compensation**

The Company recognizes compensations costs on stock-based compensation transactions, over the requisite service period, in the income statement based on their fair values on the measurement date, which, for the Company, is the date of the grant. Such compensation costs are recognized on new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that were outstanding as of January 1, 2006 are recognized as the remaining requisite service is rendered during the period of and/or the periods after January 1, 2006.

**Earnings Per Share**

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustments to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely from outstanding stock options, and are determined using the treasury stock method. Earnings per share have been computed based on the following:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Net income (in thousands) | $9,962 | $16,798 | $25,693 |
| Average number of common shares outstanding | 15,783 | 15,771 | 15,898 |
| Effect of dilutive stock options | 228 | 280 | 466 |
| Average number of common shares outstanding used to calculate diluted earnings per share | 16,011 | 16,051 | 16,364 |

There were 552,870, 291,490 and 307,050 options excluded from the computation of diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, respectively, because the effect of these options was antidilutive.

**Comprehensive Income**

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (in thousands) | |
| Unrealized holding gains (losses) on available-for-sale securities | $1,846 | $4,839 | $5,147 |
| Tax effect | (776) | (2,035) | (2,164) |
| Unrealized holding gains (losses) on available-for-sale securities, net of tax | 1,070 | 2,804 | 2,983 |
| Change in minimum pension liability | (1,466) | 1,293 | (24) |
| Tax effect | 616 | (543) | 10 |
| Change in minimum pension liability, net of tax | (850) | 750 | (14) |
| Change in joint beneficiary agreement liability | 3 | 94 | - |
| Tax effect | (1) | (40) | - |
| Change in joint beneficiary agreement liability, net of tax | 2 | 54 | - |
| | $222 | $3,608 | $2,969 |

The components of accumulated other comprehensive loss, included in shareholders' equity, are as follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Net unrealized gains (losses) on available-for-sale securities | $7,977 | $6,131 |
| Tax effect | (3,354) | (2,578) |
| Unrealized holding gains (losses) on available-for-sale securities, net of tax | 4,623 | 3,553 |
| Minimum pension liability | (4,143) | (2,677) |
| Tax effect | 1,742 | 1,126 |
| Minimum pension liability, net of tax | (2,401) | (1,551) |
| Joint beneficiary agreement liability | 97 | 94 |
| Tax effect | (41) | (40) |
| Joint beneficiary agreement liability, net of tax | 56 | 54 |
| Accumulated other comprehensive income (loss) | $2,278 | $2,056 |

**Recent Accounting Pronouncements**

The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the away companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

FASB ASC Topic 260, "Earnings Per Share." On January 1, 2009, the Company adopted new authoritative accounting guidance under FASB ASC Topic 260, "Earnings Per Share," which provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. Adoption of the new guidance did not significantly impact the Company's financial statements.

FASB ASC Topic 320, "Investments - Debt and Equity Securities." New authoritative accounting guidance under ASC Topic 320, "Investments - Debt and Equity Securities," (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The Company adopted the provisions of the new authoritative accounting guidance under ASC Topic 320 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the Company's financial statements.

FASB ASC Topic 715, "Compensation - Retirement Benefits." New authoritative accounting guidance under ASC Topic 715, "Compensation - Retirement Benefits," provides guidance related to an employer's disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. Under ASC Topic 715, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. The disclosures required by ASC Topic 715 are included in the Company's financial statements beginning with the financial statements for the year-ended December 31, 2009.

FASB ASC Topic 805, "Business Combinations." On January 1, 2009, new authoritative accounting guidance under ASC Topic 805, "Business Combinations," became applicable to the Company's accounting for business combinations closing on or after January 1, 2009. ASC Topic 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC Topic 805 requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC Topic 450, "Contingencies." Under ASC Topic 805, the requirements of ASC Topic 420, "Exit or Disposal Cost Obligations," would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC Topic 450, "Contingencies."

FASB ASC Topic 810, "Consolidation." New authoritative accounting guidance under ASC Topic 810, "Consolidation," amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Under ASC Topic 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The new authoritative accounting guidance under ASC Topic 810 became effective for the Company on January 1, 2009 and did not have a significant impact on the Company's financial statements.

Further new authoritative accounting guidance under ASC Topic 810 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. The new authoritative accounting guidance under ASC Topic 810 will be effective January 1, 2010 and is not expected to have a significant impact on the Company's financial statements.

FASB ASC Topic 815, "Derivatives and Hedging." New authoritative accounting guidance under ASC Topic 815, "Derivatives and Hedging," amends prior guidance to amend and expand the disclosure requirements for derivatives and hedging activities to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under ASC Topic 815, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, the new authoritative accounting guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The new authoritative accounting guidance under ASC Topic 815 became effective for the Company on January 1, 2009 and did not have a significant impact on the Company's financial statements.

FASB ASC Topic 820, "Fair Value Measurements and Disclosures." New authoritative accounting guidance under ASC Topic 820, "Fair Value Measurements and Disclosures," affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The Company adopted the new authoritative accounting guidance under ASC Topic 820 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the Company's financial statements.

Further new authoritative accounting guidance (Accounting Standards Update No. 2009-5) under ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The forgoing new authoritative accounting guidance under ASC Topic 820 became effective for the Company's financial statements beginning October 1, 2009 and had no impact on the Company's financial statements.

FASB ASC Topic 825 "Financial Instruments." New authoritative accounting guidance under ASC Topic 825, "Financial Instruments," requires an entity to provide disclosures about the fair value of financial instruments in interim financial information and amends prior guidance to require those disclosures in summarized financial information at interim reporting periods. This new authoritative accounting guidance under ASC Topic 825 became effective for the interim reporting period ending after June 15, 2009. The adoption of the revised increased interim financial statement disclosures and did not impact on the Company's consolidated financial statements.

FASB ASC Topic 855, "Subsequent Events." New authoritative accounting guidance under ASC Topic 855, "Subsequent Events," establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 became effective for the Company's financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Company's financial statements. FASB Accounting Standards Update No. 2010-09, which was issued February 25, 2010 became effective immediately and eliminated the requirement to disclose the date through which subsequent events have been evaluated as well as modified the scope of disclosures related to subsequent events.

FASB ASC Topic 860, "Transfers and Servicing." New authoritative accounting guidance under ASC Topic 860, "Transfers and Servicing," amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 became effective January 1, 2010 and is not expected to have a significant impact on the Company's financial statements.

**Reclassifications**
Certain amounts previously reported in the 2008 and 2007 financial statements have been reclassified to conform to the 2009 presentation. These reclassifications did not affect previously reported net income or total shareholders' equity.

**Note 2 - Restricted Cash Balances**

Reserves (in the form of deposits with the Federal Reserve Bank) of $11,803,000 and $12,318,000 were maintained to satisfy Federal regulatory requirements at December 31, 2009 and 2008. These reserves are included in cash and due from banks in the accompanying balance sheets.

**Note 3 - Investment Securities**

The amortized cost and estimated fair values of investments in debt and equity securities are summarized in the following tables:

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| **Securities Available-for-Sale** | (in thousands) | | | |
| Obligations of U.S. government corporations and agencies | $184,962 | $8,168 | - | $193,130 |
| Obligations of states and political subdivision | 17,683 | 341 | (71) | 17,953 |
| Corporate debt securities | 1,000 | - | (461) | 539 |
| Total securities available-for-sale | $203,645 | $8,509 | ($532) | $211,622 |

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| **Securities Available-for-Sale** | (in thousands) | | | |
| Obligations of U.S. government corporations and agencies | $236,786 | $6,193 | ($2) | $242,977 |
| Obligations of states and political subdivisions | 22,644 | 293 | (272) | 22,665 |
| Corporate debt securities | 1,000 | - | (81) | 919 |
| Total securities available-for-sale | $260,430 | $6,486 | ($355) | $266,561 |

The amortized cost and estimated fair value of debt securities at December 31, 2009 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2009, obligations of U.S. government corporations and agencies with a cost basis totaling $184,962,000 consist almost entirely of mortgage-backed securities whose contractual maturity, or principal repayment, will follow the repayment of the underlying mortgages. For purposes of the following table, the entire outstanding balance of these mortgage-backed securities issued by U.S. government corporations and agencies is categorized based on final maturity date. At December 31, 2009, the Company estimates the average remaining life of these mortgage-backed securities issued by U.S. government corporations and agencies to be approximately 3.3 years. Average remaining life is defined as the time span after which the principal balance has been reduced by half.

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Investment Securities | (in thousands) | |
| Due in one year | - | - |
| Due after one year through five years | $50,617 | $51,795 |
| Due after five years through ten years | 17,038 | 17,597 |
| Due after ten years | 135,990 | 142,230 |
| Totals | $203,645 | $211,622 |

No investment securities were sold in 2009 or 2008. Investment securities with an aggregate carrying value of $201,388,000 and $231,056,000 at December 31, 2009 and 2008, respectively, were pledged as collateral for specific borrowings, lines of credit and local agency deposits.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| December 31, 2009 | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| Securities Available-for-Sale: | | | (in thousands) | | | |
| Obligations of U.S. government corporations and agencies | $15 | - | - | - | $15 | - |
| Obligations of states and political subdivisions | 898 | (13) | 1,011 | (58) | 1,909 | (71) |
| Corporate debt securities | - | - | 539 | (461) | 539 | (461) |
| Total securities available-for-sale | $913 | ($13) | $1,550 | ($519) | $2,463 | ($532) |

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| December 31, 2008 | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| Securities Available-for-Sale: | | | (in thousands) | | | |
| Obligations of U.S. government corporations and agencies | $130 | ($1) | $18 | ($1) | $148 | ($2) |
| Obligations of states and political subdivisions | 6,882 | (272) | - | - | 6,882 | (272) |
| Corporate debt securities | 1,000 | (81) | - | - | 1,000 | (81) |
| Total securities available-for-sale | $8,012 | ($354) | $18 | ($1) | $8,030 | ($355) |

Obligations of U.S. government corporations and agencies: Unrealized losses on investments in obligations of U.S. government corporations and agencies are caused by interest rate increases. The contractual cash flows of these securities are guaranteed by U.S. Government Sponsored Entities (principally Fannie Mae and Freddie Mac). It is expected that the securities would not be settled at a price less than the amortized cost of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell and more likely than not will not be required to sell, these investments are not considered other-than-temporarily impaired. At December 31, 2009, one debt security representing obligations of U.S. government corporations and agencies had an unrealized loss with aggregate depreciation of 0.03% from the Company's amortized cost basis.

Obligations of states and political subdivisions: The unrealized losses on investments in obligations of states and political subdivisions were caused by increases in required yields by investors in these types of securities. It is expected that the securities would not be settled at a price less than the amortized cost of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell and more likely than not will not be required to sell, these investments are not considered other-than-temporarily impaired. At December 31, 2009, three debt securities representing obligations of states and political subdivisions had unrealized losses with aggregate depreciation of 3.75% from the Company's amortized cost basis.

Obligations of corporation debt securities: The unrealized losses on investments in corporate debt securities were caused by increases in required yields by investors in these types of securities. It is expected that the securities would not be settled at a price less than the amortized cost of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell and more likely than not will not be required to sell, these investments are not considered other-than-temporarily impaired. At December 31, 2009, one corporate debt security had an unrealized loss with aggregate depreciation of 46.09% from the Company's amortized cost basis.

**Note 4 – Loans**

A summary of the balances of loans follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Mortgage loans on real estate: | | |
| Residential 1-4 family | $117,675 | $121,915 |
| Commercial | 706,243 | 684,519 |
| Total mortgage loan on real estate | 823,918 | 806,434 |
| Consumer: | | |
| Home equity lines of credit | 342,612 | 350,548 |
| Home equity loans | 52,531 | 67,749 |
| Auto Indirect | 46,532 | 77,460 |
| Other | 14,003 | 15,420 |
| Total consumer loans | 455,678 | 511,177 |
| Commercial | 163,131 | 189,592 |
| Construction: | | |
| Residential | 11,563 | 17,104 |
| Commercial | 47,553 | 67,465 |
| Total construction | 59,116 | 84,569 |
| Total loans | 1,501,843 | 1,591,772 |
| Less: Allowance for loan losses | (35,473) | (27,590) |
| Net deferred loan (fees) costs | (1,632) | (923) |
| Total loans, net | $1,464,738 | $1,563,259 |

Loans with an aggregate carrying value of $1,034,145,000 and $1,026,739,000 at December 31, 2009 and 2008, respectively, were pledged as collateral for specific borrowings and lines of credit.

Loans classified as nonaccrual, net of guarantees of the U.S. government, including its agencies and its government-sponsored agencies, amounted to approximately $44,196,000, $27,338,000, and $7,511,000 at December 31, 2009, 2008, and 2007, respectively. These nonaccrual loans were classified as impaired and are included in the recorded balance in impaired loans for the respective years shown below. If interest on those loans had been accrued, such income would have been approximately $4,725,000, $2,901,000, and $621,000 in 2009, 2008 and 2007, respectively. Loans 90 days past due and still accruing, net of guarantees of the U.S. government, including its agencies and its government-sponsored agencies, amounted to approximately $700,000, $187,000, and $0 at December 31, 2009, 2008 and 2007, respectively.

As of December 31, the Company's recorded investment in impaired loans, net of guarantees of the U.S. government, and the related valuation allowance were as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Impaired loans with no allocated allowance, net of guarantees | $35,807 | $14,813 |
| Impaired loans with allocated allowance, net of guarantees | 14,554 | 12,525 |
| Total impaired loans | $50,361 | $27,338 |
| Allowance for loan losses allocated to impaired loans | $6,089 | $5,430 |

This valuation allowance is included in the allowance for loan losses shown above for the respective year. The average recorded investment in impaired loans was $38,850,000, $17,425,000, and $5,978,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The Company recognized interest income on impaired loans of $2,034,000, $1,753,000, and $859,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The following tables summarize the activity in the allowance for loan losses, reserve for unfunded commitments, and allowance for losses (which is comprised of the allowance for loan losses and the reserve for unfunded commitments) for the periods indicated (dollars in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Allowance for loan losses: | | | |
| Balance at beginning of year | $27,590 | $17,331 | $16,914 |
| Provision for loan losses | 31,450 | 20,950 | 3,032 |
| Loans charged off: | | | |
| Real estate mortgage: | | | |
| Residential | (583) | (691) | - |
| Commercial | (1,223) | (18) | - |
| Consumer: | | | |
| Home equity lines | (7,487) | (2,942) | (678) |
| Home equity loans | (656) | (409) | - |
| Auto indirect | (2,806) | (2,710) | (1,581) |
| Other consumer | (1,238) | (1,237) | (1,062) |
| Commercial | (3,219) | (709) | (437) |
| Construction: | | | |
| Residential | (7,737) | (3,203) | - |
| Commercial | (89) | - | - |
| Total loans charged off | (25,038) | (11,919) | (3,758) |
| Recoveries of previously charged off loans: | | | |
| Real estate mortgage: | | | |
| Residential | 40 | - | - |
| Commercial | 71 | 58 | 57 |
| Consumer: | | | |
| Home equity lines | 98 | 13 | 1 |
| Home equity loans | - | - | 5 |
| Auto indirect | 484 | 441 | 261 |
| Other consumer | 677 | 685 | 640 |
| Commercial | 71 | 31 | 179 |
| Construction: | | | |
| Residential | 30 | - | - |
| Commercial | - | - | - |
| Total recoveries of previously charged-off loans | 1,471 | 1,228 | 1,143 |
| Net charge-offs | (23,567) | (10,691) | (2,615) |
| Balance at end of year | $35,473 | $27,590 | $17,331 |
| | | | |
| Reserve for unfunded commitments: | | | |
| Balance at beginning of year | $2,565 | $2,090 | $1,849 |
| Provision for losses – Unfunded commitments | 1,075 | 475 | 241 |
| Balance at end of year | $3,640 | $2,565 | $2,090 |
| | | | |
| Balance at end of year: | | | |
| Allowance for loan losses | $35,473 | $27,590 | $17,331 |
| Reserve for unfunded commitments | 3,640 | 2,565 | $2,090 |
| Allowance for losses | $39,113 | $30,155 | $19,421 |
| | | | |
| As a percentage of total loans: | | | |
| Allowance for loan losses | 2.36% | 1.73% | 1.12% |
| Reserve for unfunded commitments | 0.24% | 0.16% | 0.13% |
| Allowance for losses | 2.60% | 1.89% | 1.25% |

**Note 5 - Premises and Equipment**

Premises and equipment were comprised of:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| | (in thousands) | |
| Premises | $18,705 | $19,197 |
| Furniture and equipment | 25,104 | 23,456 |
| | 43,809 | 42,653 |
| Less: Accumulated depreciation | (28,888) | (27,661) |
| | 14,921 | 14,992 |
| Land and land improvements | 3,821 | 3,849 |
| | $18,742 | $18,841 |

Depreciation expense for premises and equipment amounted to $2,592,000, $2,707,000, and $3,071,000 in 2009, 2008, and 2007, respectively.

During 2009 and 2008, the Company leased one branch building for which the lease was accounted for as a capital lease. The cost basis of the building under this capital lease was $831,000 with accumulated depreciation of $831,000 and $800,000 at December 31, 2009 and 2008, respectively. This lease expired in December 2009. As of December 31, 2009, the cost basis and accumulated depreciation of $831,000 for this building under capital lease were removed from the respective totals for premises and accumulated depreciation. Depreciation expense related to this building under capital lease was included in the depreciation expense for premises and equipment noted above. The Company continues to occupy the building under a new operating lease. The Company currently does not have any capital leases.

At December 31, 2009, future minimum commitments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

| | Operating Leases (in thousands) |
|---|---|
| 2010 | $2,366 |
| 2011 | 1,822 |
| 2012 | 1,390 |
| 2013 | 1,063 |
| 2014 | 506 |
| Thereafter | 387 |
| Future minimum lease payments | $7,534 |

Rent expense under operating leases was $2,753,000 in 2009, $2,672,000 in 2008, and $2,273,000 in 2007.

**Note 6 - Deposits**

A summary of the balances of deposits follows (in thousands):

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Noninterest-bearing demand | $377,334 | $401,247 |
| Interest-bearing demand | 359,179 | 241,560 |
| Savings | 511,683 | 380,799 |
| Time certificates, $100,000 and over | 322,076 | 310,190 |
| Other time certificates | 258,240 | 335,474 |
| Total deposits | $1,828,512 | $1,669,270 |

Certificate of deposit balances of $79,000,000 and $80,000,000 from the State of California were included in time certificates, $100,000 and over, at December 31, 2009 and 2008, respectively. The Bank participates in a deposit program offered by the State of California whereby the State may make deposits at the Bank's request subject to collateral and credit worthiness constraints. The negotiated rates on these State deposits are generally more favorable than other wholesale funding sources available to the Bank. Overdrawn deposit balances of $1,423,000 and $1,989,000 were classified as consumer loans at December 31, 2009 and 2008, respectively.

At December 31, 2009, the scheduled maturities of time deposits were as follows (in thousands):

| | Scheduled Maturities |
|---|---|
| 2010 | $523,246 |
| 2011 | 35,171 |
| 2012 | 13,096 |
| 2013 | 2,799 |
| 2014 | 5,991 |
| Thereafter | 13 |
| Total | $580,316 |

**Note 7 - Other Borrowings**

A summary of the balances of other borrowings follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Borrowing under security repurchase agreement, rate of 3-month LIBOR less 0.29% with a floor of 0% and a cap of 4.72%, adjustable on a quarterly basis until August 30, 2009. From August 30, 2009 until final maturity on August 30, 2012, rate is fixed at 4.72% and principal is callable in its entirety by lender on a quarterly basis. | $50,000 | $50,000 |
| FHLB loan, fixed rate of 5.77% payable on February 23, 2009 | - | 1,000 |
| Capital lease obligation on premises, effective rate of 13% payable monthly in varying amounts through December 1, 2009 | - | 90 |
| Other collateralized borrowings, fixed rate of 0.15% payable on January 4, 2010 | 16,753 | 50,915 |
| Total other borrowings | $66,753 | $102,005 |

During August 2007, the Company entered into a security repurchase agreement with principal balance of $50,000,000 and terms as described above. The Company did not enter into any other repurchase agreements during 2009 or 2008. The average balance of repurchase agreements for 2009 and 2008 was $50,000,000, with an average rate of 1.85% and 2.88%, respectively.

The Company maintains a collateralized line of credit with the Federal Home Loan Bank of San Francisco. Based on the FHLB stock requirements at December 31, 2009, this line provided for maximum borrowings of $430,410,000 of which $0 was outstanding, leaving $430,410,000 available. The total of borrowings from the FHLB at December 31, 2008 consisted of the $1,000,000 described in the table above.

At December 31, 2009, the Company had $16,753,000 of other collateralized borrowings. Other collateralized borrowings are generally overnight maturity borrowings from non-financial institutions that are collateralized by securities owned by the Company.

The Company maintains a collateralized line of credit with the Federal Reserve Bank of San Francisco. Based on the collateral pledged at December 31, 2009, this line provided for maximum borrowings of $2,249,000 of which none was outstanding, leaving $2,249,000 available.

The Company has available unused correspondent banking lines of credit from commercial banks totaling $5,000,000 for federal funds transactions at December 31, 2009.

**Note 8 – Junior Subordinated Debt**

On July 31, 2003, the Company formed a subsidiary business trust, TriCo Capital Trust I, to issue trust preferred securities. Concurrently with the issuance of the trust preferred securities, the trust issued 619 shares of common stock to the Company for $1,000 per share or an aggregate of $619,000. In addition, the Company issued a Junior Subordinated Debenture to the Trust in the amount of $20,619,000. The terms of the Junior Subordinated Debenture are materially consistent with the terms of the trust preferred securities issued by TriCo Capital Trust I. Also on July 31, 2003, TriCo Capital Trust I completed an offering of 20,000 shares of cumulative trust preferred securities for cash in an aggregate amount of $20,000,000. The trust preferred securities are mandatorily redeemable upon maturity on October 7, 2033 with an interest rate that resets quarterly at three-month LIBOR plus 3.05%. TriCo Capital Trust I has the right to redeem the trust preferred securities on or after October 7, 2008. The trust preferred securities were issued through an underwriting syndicate to which the Company paid underwriting fees of $7.50 per trust preferred security or an aggregate of $150,000. The net proceeds of $19,850,000 were used to finance the opening of new branches, improve bank services and technology, repurchase shares of the Company's common stock under its repurchase plan and increase the Company's capital. The trust preferred securities have not been and will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws and were sold pursuant to an exemption from registration under the Securities Act of 1933. The trust preferred securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws.

The $20,619,000 of junior subordinated debentures issued by TriCo Capital Trust I were reflected as junior subordinated debt in the consolidated balance sheets at December 31, 2009 and 2008. The common stock issued by TriCo Capital Trust I was recorded in other assets in the consolidated balance sheets at December 31, 2009 and 2008.

On June 22, 2004, the Company formed a second subsidiary business trust, TriCo Capital Trust II, to issue trust preferred securities. Concurrently with the issuance of the trust preferred securities, the trust issued 619 shares of common stock to the Company for $1,000 per share or an aggregate of $619,000. In addition, the Company issued a Junior Subordinated Debenture to the Trust in the amount of $20,619,000. The terms of the Junior Subordinated Debenture are materially consistent with the terms of the trust preferred securities issued by TriCo Capital Trust II. Also on June 22, 2004, TriCo Capital Trust II completed an offering of 20,000 shares of cumulative trust preferred securities for cash in an aggregate amount of $20,000,000. The trust preferred securities are mandatorily redeemable upon maturity on July 23, 2034 with an interest rate that resets quarterly at three-month LIBOR plus 2.55%. TriCo Capital Trust II has the right to redeem the trust preferred securities on or after July 23, 2009. The trust preferred securities were issued through an underwriting syndicate to which the Company paid underwriting fees of $2.50 per trust preferred security or an aggregate of $50,000. The net proceeds of $19,950,000 were used to finance the opening of new branches, improve bank services and technology, repurchase shares of the Company's common stock under its repurchase plan and increase the Company's capital. The trust preferred securities have not been and will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws and were sold pursuant to an exemption from registration under the Securities Act of 1933. The trust preferred securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws.

The $20,619,000 of junior subordinated debentures issued by TriCo Capital Trust II were reflected as junior subordinated debt in the consolidated balance sheets at December 31, 2009 and 2008. The common stock issued by TriCo Capital Trust II was recorded in other assets in the consolidated balance sheets at December 31, 2009 and 2008.

The debentures issued by TriCo Capital Trust I and TriCo Capital Trust II, less the common securities of TriCo Capital Trust I and TriCo Capital Trust II, continue to qualify as Tier 1 or Tier 2 capital under interim guidance issued by the Board of Governors of the Federal Reserve System (Federal Reserve Board).

**Note 9 - Commitments and Contingencies (See also Notes 5 and 16)**

The Company has entered into employment agreements or change of control agreements with certain officers of the Company providing severance payments to the officers in the event of a change in control of the Company and termination for other than cause or after a substantial and material change in the officer's title, compensation or responsibilities.

The Company is a defendant in legal actions arising from normal business activities. Management believes, after consultation with legal counsel, that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's consolidated financial position or results from operations.

**Note 10 – Shareholders' Equity**

**Dividends Paid**

The Bank paid to the Company cash dividends in the aggregate amounts of $9,060,000, $12,348,000, and $13,941,000 in 2009, 2008 and 2007, respectively. The Bank is regulated by the Federal Deposit Insurance Corporation (FDIC) and the State of California Department of Financial Institutions. California banking laws limit the Bank's ability to pay dividends to the lesser of (1) retained earnings or (2) net income for the last three fiscal years, less cash distributions paid during such period. Under this regulation, at December 31, 2009, the Bank may pay dividends of $22,448,000.

**Shareholders' Rights Plan**

On June 25, 2001, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Plan designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company.

The Company adopted this Rights Plan to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Plan imposes a significant penalty upon any person or group that acquires 15% or more of the Company's outstanding common stock without approval of the Company's Board of Directors. The Rights Plan was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Plan, a dividend of one Preferred Stock Purchase Right was declared for each common share held of record as of the close of business on July 10, 2001. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Right's initial exercise price, which is subject to adjustment, is $49.00 per Right. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.01 per Right until an acquiring entity acquires a 15% position. The Rights expire on July 10, 2011.

**Stock Repurchase Plan**

On August 21, 2007, the Board of Directors adopted a plan to repurchase, as conditions warrant, up to 500,000 shares of the Company's common stock on the open market. The timing of purchases and the exact number of shares to be purchased will depend on market conditions. The 500,000 shares authorized for repurchase under this stock repurchase plan represented approximately 3.2% of the Company's 15,814,662 outstanding common shares as of August 21, 2007. This stock repurchase plan has no expiration date. As of December 31, 2009, the Company had repurchased 166,600 shares under this plan.

**Note 11 - Stock Options and Other Equity-Based Incentive Instruments**

In March 2009, the Company's Board of Directors adopted the TriCo Bancshares 2009 Equity Incentive Plan (2009 Plan) covering officers, employees, directors of, and consultants to, the Company. The 2009 Plan was approved by the Company's shareholders in May 2009. The 2009 Plan allows for the granting of the following types of "stock awards" (Awards): incentive stock options, nonstatutory stock options, performance awards, restricted stock, restricted stock unit awards and stock appreciation rights. Subject to certain adjustments, the maximum aggregate number of shares of TriCo's common stock which may be issued pursuant to or subject to Awards is 650,000. The number of shares available for issuance under the 2009 Plan shall be reduced by: (i) one share for each share of common stock issued pursuant to a stock option or a Stock Appreciation Right and (ii) two shares for each share of common stock issued pursuant to a Performance Award, a Restricted Stock Award or a Restricted Stock Unit Award. When Awards made under the 2009 Plan expire or are forfeited or cancelled, the underlying shares will become available for future Awards under the 2009 Plan. To the extent that a share of common stock pursuant to an Award that counted as two shares against the number of shares again becomes available for issuance under the 2009 Plan, the number of shares of common stock available for issuance under the 2009 Plan shall increase by two shares. Shares awarded and delivered under the 2009 Plan may be authorized but unissued, or reacquired shares. As of December 31, 2009, no awards have been granted under the 2009 Plan.

In May 2001, the Company adopted the TriCo Bancshares 2001 Stock Option Plan (2001 Plan) covering officers, employees, directors of, and consultants to, the Company. Under the 2001 Plan, the option exercise price cannot be less than the fair market value of the Common Stock at the date of grant except in the case of substitute options. Options for the 2001 Plan expire on the tenth anniversary of the grant date. Vesting schedules under the 2001 Plan are determined individually for each grant. As of December 31, 2009, 1,281,588 options for the purchase of common shares remain outstanding under the 2001 Plan. As of May 2009, as a result of the shareholder approval of the 2009 Plan, no new options may be granted under the 2001 Plan.

In May 1995, the Company adopted the TriCo Bancshares 1995 Incentive Stock Option Plan (1995 Plan) covering key employees. Under the 1995 Plan, the option exercise price cannot be less than the fair market value of the Common Stock at the date of grant.

Options for the 1995 Plan expire on the tenth anniversary of the grant date. Vesting schedules under the 1995 Plan are determined individually for each grant. As of December 31, 2009, 85,000 options for the purchase of common shares remain outstanding under the 1995 Plan. As of May 2005, no new options may be granted under the 1995 Plan.

Stock option activity during 2009 is summarized in the following table:

| | Number Of Shares | Option Price Per Share | Weighted Average Exercise Price | Weighted Average Fair Value on Date of Grant |
|---|---|---|---|---|
| Outstanding at December 31, 2008 | 1,404,801 | $5.65 to $25.91 | $14.77 | |
| Options granted | 20,000 | $12.63 to $12.63 | $12.63 | $4.24 |
| Options exercised | (58,213) | $11.72 to $22.54 | $15.23 | |
| Outstanding at December 31, 2009 | 1,366,588 | $5.65 to $25.91 | $14.71 | |

The following table shows the number, weighted-average exercise price, intrinsic value, and weighted average remaining contractual life of options exercisable, options not yet exercisable and total options outstanding as of December 31, 2009:

| (dollars in thousands except exercise price) | Currently Exercisable | Currently Not Exercisable | Total Outstanding |
|---|---|---|---|
| Number of options | 1,181,438 | 185,150 | 1,366,588 |
| Weighted average exercise price | $13.90 | $19.94 | $14.71 |
| Intrinsic value (thousands) | $4,899 | $121 | $5,020 |
| Weighted average remaining contractual term (yrs.) | 3.51 | 7.75 | 4.08 |

The 185,150 options that are not currently exercisable as of December 31, 2009 are expected to vest, on a weighted-average basis, over the next 2.76 years, and the Company is expected to recognize $1,060,000 of pre-tax compensation costs related to these options as they vest.

The following table shows the total intrinsic value of options exercised, the total fair value of options vested, total compensation costs for options recognized in income, and total tax benefit recognized in income related to compensation costs for options during the periods indicated:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Intrinsic value of options exercised | $323,000 | $250,000 | $2,765,000 |
| Fair value of options that vested | $477,000 | $629,000 | $782,000 |
| Total compensation costs for options recognized in income | $477,000 | $629,000 | $782,000 |
| Total tax benefit recognized in income related to compensation costs for options | $197,000 | $230,000 | $264,000 |
| Weighted average fair value of grants (per option) | $4.24 | $4.54 | $7.70 |

The Company did not modify any option grants in 2009, 2008, or 2007.

The fair value of the Company's stock option grants is estimated on the measurement date, which, for the Company, is the date of grant. The fair value of stock options is estimated using the Black-Scholes option-pricing model. The Company estimated expected market price volatility and expected term of the options based on historical data and other factors. The weighted-average assumptions used to determine the fair value of options granted are detailed in the table below:

| | Years Ended December 31, | | |
|---|---|---|---|
| Assumptions used to value option grants: | 2009 | 2008 | 2007 |
| Average expected terms (years) | 9.0 | 8.5 | 8.1 |
| Volatility | 46.4% | 33.2% | 32.4% |
| Annual rate of dividends | 4.12% | 3.12% | 2.31% |
| Discount rate | 2.85% | 3.85% | 4.81% |

## Note 12 - Other Noninterest Income and Expenses

The components of other noninterest income were as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Sale of customer checks | $190 | $215 | $210 |
| Lease brokerage income | 156 | 257 | 267 |
| Commission rebates | (60) | 173 | 626 |
| Gain on sale of foreclosed assets | 168 | 51 | - |
| Gain (loss) on disposal of fixed assets | (138) | (2) | - |
| Other | 214 | 808 | 517 |
| Total other noninterest income | $530 | $1,502 | $1,620 |

Mortgage loan servicing fees, net of change in fair value of mortgage loan servicing rights, totaling $588,000, ($824,000), and $508,000 were recorded in service charges and fees noninterest income for the years ended December 31, 2009, 2008, and 2007, respectively.

The components of salaries and benefits expense were as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Base salaries, net of deferred loan origination costs | $27,110 | $25,374 | $24,582 |
| Incentive compensation | 2,792 | 2,860 | 3,808 |
| Benefits and other compensation costs | 9,908 | 9,878 | 9,676 |
| Total salaries and benefits expense | $39,810 | $38,112 | $38,066 |

The components of other noninterest expense were as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Equipment and data processing | $6,516 | $6,405 | $6,300 |
| Occupancy | 5,096 | 4,929 | 4,786 |
| Assessments | 3,750 | 570 | 331 |
| ATM network charges | 2,433 | 2,081 | 1,857 |
| Advertising | 2,175 | 1,751 | 2,186 |
| Professional fees | 1,783 | 1,853 | 1,516 |
| Telecommunications | 1,689 | 1,914 | 1,706 |
| Change in reserve for unfunded commitments | 1,075 | 475 | 241 |
| Postage | 991 | 930 | 916 |
| Courier service | 796 | 1,069 | 1,223 |
| Net foreclosed assets expense | 491 | 158 | - |
| Intangible amortization | 328 | 523 | 490 |
| Operational losses | 314 | 577 | 454 |
| Other | 8,203 | 7,391 | 8,834 |
| Total other noninterest expense | $35,640 | $30,626 | $30,840 |

## Note 13 - Income Taxes

The components of consolidated income tax expense are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | (in thousands) | |
| Current tax expense | | | |
| Federal | $6,308 | $11,789 | $12,750 |
| State | 2,392 | 4,070 | 4,401 |
| | 8,700 | 15,859 | 17,151 |
| Deferred tax benefit | | | |
| Federal | (2,396) | (4,221) | (337) |
| State | (1,119) | (1,477) | (169) |
| | (3,515) | (5,698) | (506) |
| Total tax expense | $5,185 | $10,161 | $16,645 |

A deferred tax asset or liability is recognized for the tax consequences of temporary differences in the recognition of revenue and expense for financial and tax reporting purposes. The net change during the year in the deferred tax asset or liability results in a deferred tax expense or benefit.

Taxes recorded directly to shareholders' equity are not included in the preceding table. These taxes (benefits) relating to changes in minimum pension liability amounting to ($616,000) in 2009, $543,000 in 2008, and ($10,000) in 2007, unrealized gains and losses on available-for-sale investment securities amounting to $776,000 in 2009, $2,035,000 in 2008, and $2,164,000 in 2007, taxes (benefits) related to employee stock options of ($30,000) in 2009, $444,000 in 2008, and ($1,731,000) in 2007, and taxes (benefits) related to changes in joint beneficiary agreement liability of $1,000 in 2009 and ($340,000) in 2008, were recorded directly to shareholders' equity.

The temporary differences, tax effected, which give rise to the Company's net deferred tax asset recorded in other assets are as follows as of December 31 for the years indicated:

| | 2009 | 2008 |
|---|---|---|
| | (in thousands) | |
| Deferred tax assets: | | |
| Allowance for losses | $16,446 | $12,679 |
| Deferred compensation | 3,451 | 3,648 |
| Accrued pension liability | 3,761 | 3,506 |
| Additional minimum pension liability | 1,742 | 1,126 |
| State taxes | 828 | 1,424 |
| Intangible amortization | 561 | 815 |
| Stock option expense | 865 | 689 |
| Nonaccrual interest | 1,242 | 483 |
| Joint beneficiary agreement liability | 685 | 429 |
| OREO write downs | 176 | 140 |
| Capital lease | - | 25 |
| Total deferred tax assets | 29,757 | 24,964 |
| Deferred tax liabilities: | | |
| Securities income | (1,297) | (1,332) |
| Unrealized gain on securities | (3,354) | (2,578) |
| Depreciation | (527) | (406) |
| Core deposit premium | (136) | (274) |
| Merger related fixed asset valuations | (379) | (379) |
| Securities accretion | (216) | (179) |
| Mortgage servicing rights valuation | (924) | (232) |
| Other, net | (452) | (444) |
| Total deferred tax liability | (7,285) | (5,824) |
| Net deferred tax asset | $22,472 | $19,140 |

The Company believes that a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company had no unrecognized tax benefits which would require an adjustment to the January 1, 2007 beginning balance of retained earnings. The Company had no unrecognized tax benefits at January 1, 2007, December 31, 2007, December 31, 2008 or December 31, 2009. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2009 and 2008 the Company recognized no interest and penalties. The Company files income tax returns in the U.S. federal jurisdiction, and California. With few exceptions, the Company is no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2006.

The provisions for income taxes applicable to income before taxes for the years ended December 31, 2009, 2008 and 2007 differ from amounts computed by applying the statutory Federal income tax rates to income before taxes. The effective tax rate and the statutory federal income tax rate are reconciled as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Federal statutory income tax rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal tax benefit | 5.5 | 6.3 | 6.6 |
| Tax-exempt interest on municipal obligations | (2.2) | (1.5) | (1.1) |
| Increase in cash value of insurance policies | (4.4) | (2.4) | (1.2) |
| Other | 0.3 | 0.3 | - |
| Effective Tax Rate | 34.2% | 37.7% | 39.3% |

## Note 14 - Retirement Plans

### 401(k) Plan

The Company sponsors a 401(k) Plan whereby substantially all employees age 21 and over with 90 days of service may participate. Participants may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company does not contribute to the 401(k) Plan. The Company did not incur any material expenses attributable to the 401(k) Plan during 2009, 2008, and 2007.

### Employee Stock Ownership Plan

Substantially all employees with at least one year of service are covered by a discretionary employee stock ownership plan (ESOP). Contributions are made to the plan at the discretion of the Board of Directors. Contributions to the plan totaling $1,650,000 in 2009, $1,560,000 in 2008, and $1,560,000 in 2007 are included in salary expense. Company shares owned by the ESOP are paid dividends and included in the calculation of earnings per share exactly as other common shares outstanding.

### Deferred Compensation Plans

The Company has deferred compensation plans for directors and key executives, which allow directors and key executives designated by the Board of Directors of the Company to defer a portion of their compensation. The Company has purchased insurance on the lives of the participants and intends to hold these policies until death as a cost recovery of the Company's deferred compensation obligations of $8,207,000, and $8,676,000 at December 31, 2009 and 2008, respectively. Earnings credits on deferred balances totaling $750,000 in 2009, $787,000 in 2008, and $742,000 in 2007 are included in noninterest expense.

### Supplemental Retirement Plans

The Company has supplemental retirement plans for directors and key executives. These plans are non-qualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and intends to hold these policies until death as a cost recovery of the Company's retirement obligations. The cash values of the insurance policies purchased to fund the deferred compensation obligations and the retirement obligations were $48,694,000 and $46,815,000 at December 31, 2009 and 2008, respectively.

The Company recorded in other liabilities an additional minimum pension liability of $4,143,000 and $2,677,000 related to the supplemental retirement plans as of December 31, 2009 and 2008, respectively. These amounts represent the amount by which the projected benefit obligations for these retirement plans exceeded the fair value of plan assets plus amounts previously accrued related to the plans. The projected benefit obligation is recorded in other liabilities.

At December 31, 2009 and 2008, the additional minimum pension liability of $4,143,000 and $2,677,000 were offset by a reduction of shareholders' equity accumulated other comprehensive loss of $2,401,000 and $1,551,000, respectively, representing the after-tax impact of the additional minimum pension liability, and the related deferred tax asset of $1,742,000 and $1,126,000, respectively. The Company expects to recognize approximately $218,000 of the net actuarial loss reported in the following table as of December 31, 2009 as a component of net periodic benefit cost during 2010.

Amounts recognized as a component of accumulated other comprehensive loss as of year-end that have not been recognized as a component of the combined net period benefit cost of the Company's defined benefit pension plans are presented in the following table.

| | December 31, | |
|---|---|---|
| (in thousands) | 2009 | 2008 |
| Net actuarial loss | ($3,547) | ($1,926) |
| Deferred tax benefit | 1,492 | 810 |
| Amount included in accumulated other comprehensive loss, net of tax | ($2,055) | ($1,116) |

Information pertaining to the activity in the supplemental retirement plans, using a measurement date of December 31, is as follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Change in benefit obligation: | | |
| Benefit obligation at beginning of year | ($11,016) | ($11,353) |
| Service cost | (395) | (555) |
| Interest cost | (695) | (664) |
| Amendments | - | 214 |
| Actuarial gain/(loss) | (1,720) | 749 |
| Benefits paid | 737 | 593 |
| Benefit obligation at end of year | ($13,089) | ($11,016) |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | $ — | $ — |
| Fair value of plan assets at end of year | $ — | $ — |
| Funded status | ($13,089) | ($11,016) |
| Unrecognized net obligation existing at January 1, 1986 | 19 | 21 |
| Unrecognized net actuarial loss | 3,547 | 1,926 |
| Unrecognized prior service cost | 577 | 730 |
| Accumulated other comprehensive income | (4,143) | (2,677) |
| Accrued benefit cost | ($13,089) | ($11,016) |
| Accumulated benefit obligation | ($10,285) | ($8,712) |

The following table sets forth the net periodic benefit cost recognized for the supplemental retirement plans:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (in thousands) | |
| Net pension cost included the following components: | | | |
| Service cost-benefits earned during the period | $395 | $555 | $599 |
| Interest cost on projected benefit obligation | 695 | 664 | 583 |
| Amortization of net obligation at transition | 2 | 2 | 2 |
| Amortization of prior service cost | 153 | 180 | 181 |
| Recognized net actuarial loss | 99 | 148 | 113 |
| Net periodic pension cost | $1,344 | $1,549 | $1,478 |

The following table sets forth assumptions used in accounting for the plans:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Discount rate used to calculate benefit obligation | 6.00% | 6.50% | 6.00% |
| Discount rate used to calculate net periodic pension cost | 6.00% | 6.00% | 5.75% |
| Average annual increase in executive compensation | 4.00% | 4.00% | 4.00% |
| Average annual increase in director compensation | 2.50% | 2.50% | 2.50% |

The following table sets forth the expected benefit payments to participants and estimated contributions to be made by the Company under the supplemental retirement plans for the years indicated:

| Years Ended | Expected Benefit Payments to Participants | Estimated Company Contributions |
|---|---|---|
| | (in thousands) | |
| 2010 | $735 | $735 |
| 2011 | 749 | 749 |
| 2012 | 822 | 822 |
| 2013 | 852 | 852 |
| 2014 | 852 | 852 |
| 2014-2018 | $4,308 | $4,308 |

**Note 15 - Related Party Transactions**

Certain directors, officers, and companies with which they are associated were customers of, and had banking transactions with, the Company or the Bank in the ordinary course of business. It is the Company's policy that all loans and commitments to lend to officers and directors be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers of the Bank.

The following table summarizes the activity in these loans for 2009 and 2008 (in thousands):

| | |
|---|---|
| Balance December 31, 2007 | $5,218 |
| Advances/new loans | 392 |
| Removed/payments | (3,292) |
| Balance December 31, 2008 | $2,318 |
| Advances/new loans | 4,217 |
| Removed/payments | (1,290) |
| Balance December 31, 2009 | $5,245 |

**Note 16 - Financial Instruments With Off-Balance Sheet Risk**

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and deposit account overdraft privilege. Those instruments involve, to varying degrees, elements of risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company's exposure to loss in the event of nonperformance by the other party to the financial instrument for deposit account overdraft privilege is represented by the overdraft privilege amount disclosed to the deposit account holder.

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Financial instruments whose amounts represent risk: | (in thousands) | |
| Commitments to extend credit: | | |
| Commercial loans | $118,151 | $138,666 |
| Consumer loans | 405,959 | 452,349 |
| Real estate mortgage loans | 16,674 | 22,217 |
| Real estate construction loans | 19,258 | 24,708 |
| Standby letters of credit | 5,896 | 5,425 |
| Deposit account overdraft privilege | 36,489 | 35,883 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on Management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, residential properties, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. Most standby letters of credit are issued for one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements vary, but in general follow the requirements for other loan facilities.

Deposit account overdraft privilege amount represents the unused overdraft privilege balance available to the Company's deposit account holders who have deposit accounts covered by an overdraft privilege. The Company has established an overdraft privilege for certain of its deposit account products whereby all holders of such accounts who bring their accounts to a positive balance at least once every thirty days receive the overdraft privilege. The overdraft privilege allows depositors to overdraft their deposit account up to a predetermined level. The predetermined overdraft limit is set by the Company based on account type.

**Note 17 - Disclosure of Fair Value of Financial Instruments**

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale and mortgage servicing rights are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or impairment write-downs of individual assets.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value which uses substantially observable data, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value, or the appraised value contains a significant assumption, and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Mortgage servicing rights are carried at fair value. A valuation model, which utilizes a discounted cash flow analysis using a discount rate and prepayment speed assumptions is used in the computation of the fair value measurement. While the prepayment speed assumption is currently quoted for comparable instruments, the discount rate assumption currently requires a significant degree of management judgment. As such, the Company classifies mortgage servicing rights subjected to recurring fair value adjustments as Level 3.

Goodwill and identified intangible assets are subject to impairment testing. A projected cash flow valuation method is used in the completion of impairment testing. This valuation method requires a significant degree of management judgment as there are unobservable inputs for these assets. In the event the projected undiscounted net operating cash flows are less than the carrying value, the asset is recorded at fair value as determined by the valuation model. As such, the Company classifies goodwill and other intangible assets subjected to nonrecurring fair value adjustments as Level 3.

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis (in thousands):

| Fair value at December 31, 2009 | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Securities available-for-sale: | | | | |
| Obligations of U.S. government corporations and agencies | $193,130 | - | $193,130 | - |
| Obligations of states and political subdivisions | 17,953 | - | 17,953 | - |
| Corporate debt securities | 539 | - | 539 | - |
| Mortgage servicing rights | 4,089 | - | - | $4,089 |
| Total assets measured at fair value | $215,711 | - | $211,622 | $4,089 |

The following table provides a reconciliation of assets and liabilities measured at fair value using significant unobservable inputs (Level 3) on a recurring basis during the years ended December 31, 2009 and 2008. The amount included in the "Transfer into Level 3" column represents the beginning balance of an item in the period (interim quarter) for which it was designated as a Level 3 fair value measure (in thousands):

| | Beginning Balance | Transfers into Level 3 | Change Included in Earnings | Issuances | Ending Balance |
|---|---|---|---|---|---|
| 2009: | | | | | |
| Mortgage servicing rights | $2,972 | - | ($551) | $1,668 | $4,089 |
| 2008: | | | | | |
| Mortgage servicing rights | - | $4,328 | ($1,689) | $333 | $2,972 |

The table below presents the recorded amount of assets and liabilities measured at fair value on a nonrecurring basis (in thousands):

| Fair value at December 31, 2009 | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Impaired loans | $49,247 | - | - | $49,247 |
| Total assets measured at fair value | $49,247 | - | - | $49,247 |

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value. Cash and due from banks, fed funds purchased and sold, accrued interest receivable and payable, and short-term borrowings are considered short-term instruments. For these short-term instruments their carrying amount approximates their fair value.

**Securities**

For all securities, fair values are based on quoted market prices or dealer quotes. See Note 3 for further analysis.

**Loans**

The fair value of variable rate loans is the current carrying value. The interest rates on these loans are regularly adjusted to market rates. The fair value of other types of fixed rate loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. The allowance for loan losses is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio.

**Cash Value of Life Insurance**

The fair values of insurance policies owned are based on the insurance contract's cash surrender value.

**Deposit Liabilities and Long-Term Debt**

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. These values do not consider the estimated fair value of the Company's core deposit intangible, which is a significant unrecognized asset of the Company. The fair value of time deposits and debt is based on the discounted value of contractual cash flows.

**Securities Sold under Agreements to Repurchase and Federal Funds Purchased or Sold**

For short-term instruments, including securities sold under agreements to repurchase and federal funds purchased or sold, the carrying amount is a reasonable estimate of fair value.

**Other Borrowings**

The fair value of other borrowings is calculated based on the discounted value of the contractual cash flows using current rates at which such borrowings can currently be obtained.

**Junior Subordinated Debentures**
The fair value of junior subordinated debentures is estimated using a discounted cash flow model. The future cash flows of these instruments are extended to the next available redemption date or maturity date as appropriate based upon the spreads of recent issuances or quotes from brokers for comparable bank holding companies compared to the contractual spread of each junior subordinated debenture measured at fair value.

**Commitments to Extend Credit and Standby Letters of Credit**
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counter parties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counter parties at the reporting date.

Fair values for financial instruments are management's estimates of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including, any mortgage banking operations, deferred tax assets, and premises and equipment. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of these estimates.

The estimated fair values of the Company's financial instruments are as follows:

| | December 31, 2009 | | December 31, 2008 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (in thousands) | | (in thousands) | |
| Financial assets: | | | | |
| Cash and due from banks | $61,033 | $61,033 | $86,355 | $86,355 |
| Cash at Federal Reserve and other banks | 285,556 | 285,556 | - | - |
| Securities available-for-sale | 211,622 | 211,622 | 266,561 | 266,561 |
| Federal Home Loan Bank stock, at cost | 9,274 | 9,274 | 9,235 | 9,235 |
| Loans, net | 1,464,738 | 1,502,988 | 1,563,259 | 1,623,697 |
| Cash value of life insurance | 48,694 | 48,694 | 46,815 | 46,815 |
| Accrued interest receivable | 7,763 | 7,763 | 7,935 | 7,935 |
| Financial liabilities: | | | | |
| Deposits | 1,828,512 | 1,811,204 | 1,669,270 | 1,646,561 |
| Accrued interest payable | 3,614 | 3,614 | 6,146 | 6,146 |
| Other borrowings | 66,753 | 70,468 | 102,005 | 101,681 |
| Junior subordinated debt | 41,238 | 16,701 | 41,238 | 21,856 |
| | Contract Amount | Fair Value | Contract Amount | Fair Value |
| Off-balance sheet: | | | | |
| Commitments | $560,042 | $5,600 | $637,940 | $6,379 |
| Standby letters of credit | 5,896 | 59 | 5,425 | 54 |
| Overdraft privilege commitments | 36,489 | 365 | 35,883 | 359 |

**Note 18 - TriCo Bancshares Financial Statements**

TriCo Bancshares (Parent Only) Balance Sheets

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Assets | | |
| Cash and Cash equivalents | $575 | $1,071 |
| Investment in Tri Counties Bank | 240,340 | 237,473 |
| Other assets | 1,238 | 1,239 |
| Total assets | $242,153 | $239,783 |
| Liabilities and shareholders' equity | | |
| Other liabilities | $266 | $613 |
| Junior subordinated debt | 41,238 | 41,238 |
| Total liabilities | $41,504 | $41,851 |
| Shareholders' equity: | | |
| Common stock, no par value: authorized 50,000,000 shares; issued and outstanding 15,787,753 and 15,756,101 shares, respectively | $79,508 | $78,246 |
| Retained earnings | 118,863 | 117,630 |
| Accumulated other comprehensive loss, net | 2,278 | 2,056 |
| Total shareholders' equity | $200,649 | $197,932 |
| Total liabilities and shareholders' equity | $242,153 | $239,783 |

**Statements of Income**

| | Years ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (in thousands) | |
| Dividend income | $ - | $2 | $18 |
| Interest expense | (1,503) | (2,580) | (3,296) |
| Administration expense | (622) | (536) | (701) |
| Loss before equity in net income of Tri Counties Bank | (2,125) | (3,114) | (3,980) |
| Equity in net income of Tri Counties Bank: | | | |
| Distributed | 9,060 | 12,349 | 13,941 |
| Undistributed | 2,137 | 6,256 | 14,055 |
| Income tax benefit | 890 | 1,307 | 1,677 |
| Net income | $9,962 | $16,798 | $25,693 |

**Statements of Cash Flows**

| | Years ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (in thousands) | |
| Operating activities: | | | |
| Net income | $9,962 | $16,798 | $25,693 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Undistributed equity in Tri Counties Bank | (2,137) | (6,256) | (14,055) |
| Stock option vesting expense | 477 | 629 | 782 |
| Stock option excess tax benefits | (30) | 444 | (1,731) |
| Net change in other assets and liabilities | (824) | (490) | (754) |
| Net cash provided by operating activities | 7,448 | 11,125 | 9,935 |
| Investing activities: None | | | |
| Financing activities: | | | |
| Issuance of common stock through option exercise | 235 | - | 704 |
| Stock option excess tax benefits | 30 | (444) | 1,731 |
| Repurchase of common stock | - | (2,822) | (4,167) |
| Cash dividends paid — common | (8,209) | (8,193) | (8,270) |
| Net cash used for financing activities | (7,944) | (11,459) | (10,002) |
| Increase (decrease) in cash and cash equivalents | (496) | (334) | (67) |
| Cash and cash equivalents at beginning of year | 1,071 | 1,405 | 1,472 |
| Cash and cash equivalents at end of year | $575 | $1,071 | $1,405 |

**Note 19 - Regulatory Matters**

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2009, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that Management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the table.

| | Actual | | Minimum Capital Requirement | | Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (dollars in thousands) | | | |
| As of December 31, 2009: | | | | | | |
| Total Capital (to Risk Weighted Assets): | | | | | | |
| Consolidated | $245,272 | 13.36% | $146,906 | 8.0% | N/A | N/A |
| Tri Counties Bank | $244,947 | 13.35% | $146,806 | 8.0% | $183,507 | 10.0% |
| Tier 1 Capital (to Risk Weighted Assets): | | | | | | |
| Consolidated | $222,118 | 12.10% | $73,453 | 4.0% | N/A | N/A |
| Tri Counties Bank | $221,809 | 12.09% | $73,403 | 4.0% | $110,104 | 6.0% |
| Tier 1 Capital (to Average Assets): | | | | | | |
| Consolidated | $222,118 | 10.48% | $84,759 | 4.0% | N/A | N/A |
| Tri Counties Bank | $221,809 | 10.47% | $84,707 | 4.0% | $105,884 | 5.0% |
| As of December 31, 2008: | | | | | | |
| Total Capital (to Risk Weighted Assets): | | | | | | |
| Consolidated | $244,032 | 12.42% | $157,155 | 8.0% | N/A | N/A |
| Tri Counties Bank | $243,557 | 12.41% | $157,055 | 8.0% | $196,318 | 10.0% |
| Tier 1 Capital (to Risk Weighted Assets): | | | | | | |
| Consolidated | $219,407 | 11.17% | $78,577 | 4.0% | N/A | N/A |
| Tri Counties Bank | $218,948 | 11.15% | $78,527 | 4.0% | $117,791 | 6.0% |
| Tier 1 Capital (to Average Assets): | | | | | | |
| Consolidated | $219,407 | 11.09% | $79,147 | 4.0% | N/A | N/A |
| Tri Counties Bank | $218,948 | 11.07% | $79,093 | 4.0% | $98,866 | 5.0% |

**Note 20 - Summary of Quarterly Results of Operations (unaudited)**

The following table sets forth the results of operations for the four quarters of 2009 and 2008, and is unaudited; however, in the opinion of Management, it reflects all adjustments (which include only normal recurring adjustments) necessary to present fairly the summarized results for such periods.

| | 2009 Quarters Ended | | | |
|---|---|---|---|---|
| | December 31, | September 30, | June 30, | March 31, |
| | (dollars in thousands, except per share data) | | | |
| Interest income | $27,130 | $27,889 | $28,432 | $28,882 |
| Interest expense | 4,661 | 4,784 | 5,286 | 5,884 |
| Net interest income | 22,469 | 23,105 | 23,146 | 22,998 |
| Provision for loan losses | 7,800 | 8,000 | 7,850 | 7,800 |
| Net interest income after provision for loan losses | 14,669 | 15,105 | 15,296 | 15,198 |
| Noninterest income | 7,925 | 7,793 | 7,996 | 6,615 |
| Noninterest expense | 19,528 | 19,377 | 19,344 | 17,201 |
| Income before income taxes | 3,066 | 3,521 | 3,948 | 4,612 |
| Income tax expense | 753 | 1,266 | 1,436 | 1,730 |
| Net income | $ 2,313 | $ 2,255 | $ 2,512 | $ 2,882 |
| Per common share: | | | | |
| Net income (diluted) | $ 0.14 | $ 0.14 | $ 0.16 | $ 0.18 |
| Dividends | $ 0.13 | $ 0.13 | $ 0.13 | $ 0.13 |

| | 2008 Quarters Ended | | | |
|---|---|---|---|---|
| | December 31, | September 30, | June 30, | March 31, |
| | (dollars in thousands, except per share data) | | | |
| Interest income | $29,679 | $29,971 | $30,332 | $31,130 |
| Interest expense | 7,064 | 7,252 | 7,471 | 9,765 |
| Net interest income | 22,615 | 22,719 | 22,861 | 21,365 |
| Provision for loan losses | 5,450 | 2,600 | 8,800 | 4,100 |
| Net interest income after provision for loan losses | 17,165 | 20,119 | 14,061 | 17,265 |
| Noninterest income | 6,165 | 6,792 | 7,280 | 6,850 |
| Noninterest expense | 16,732 | 16,589 | 17,844 | 17,573 |
| Income before income taxes | 6,598 | 10,322 | 3,497 | 6,542 |
| Income tax expense | 2,357 | 4,087 | 1,223 | 2,494 |
| Net income | $ 4,241 | $ 6,235 | $ 2,274 | $ 4,048 |
| Per common share: | | | | |
| Net income (diluted) | $ 0.26 | $ 0.39 | $ 0.14 | $ 0.25 |
| Dividends | $ 0.13 | $ 0.13 | $ 0.13 | $ 0.13 |

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of TriCo Bancshares is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, management of the Company has concluded the Company maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rules 13a-15(f), as of December 31, 2009.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

Moss Adams LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements as of and for the year ended December 31, 2009, and the Company's effectiveness of internal control over financial reporting as of December 31, 2009, as stated in its reports, which are included herein.

/s/ Richard P. Smith
Richard P. Smith
President and Chief Executive Officer

/s/ Thomas J. Reddish
Thomas J. Reddish
Executive Vice President and Chief Financial Officer

March 10, 2010

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders
TriCo Bancshares

We have audited the accompanying consolidated balance sheets of TriCo Bancshares and subsidiary, (the Company) as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. We have also audited TriCo Bancshares internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). TriCo's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit of the financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TriCo Bancshares and subsidiary as of December 31, 2009 and 2008 and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion TriCo Bancshares maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Moss Adams LLP

Stockton, California
March 10, 2010

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During 2008 and 2009 there were no changes in the Company's accountants.

## ITEM 9A. CONTROLS AND PROCEDURES

### (a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2009, the end of the period covered by this Annual Report on Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer each concluded that as of December 31, 2009, the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

### (b) Management's Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Management's report on internal control over financial reporting is set forth on page 81 of this report and is incorporated herein by reference. The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in its report, which is set forth on page xx of this report and is incorporated herein by reference.

### (c) Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the fourth quarter of the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

All information required to be disclosed in a current report on Form 8-K during the fourth quarter of 2009 was so disclosed.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated herein by reference from the Company's Proxy Statement for the annual meeting of shareholders to be held on May 25, 2010, which will be filed with the Commission pursuant to Regulation 14A.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference from the Company's Proxy Statement for the annual meeting of shareholders to be held on May 25, 2010, which will be filed with the Commission pursuant to Regulation 14A.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference from the Company's Proxy Statement for the annual meeting of shareholders to be held on May 25, 2010, which will be filed with the Commission pursuant to Regulation 14A.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference from the Company's Proxy Statement for the annual meeting of shareholders to be held on May 25, 2010, which will be filed with the Commission pursuant to Regulation 14A.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference from the Company's Proxy Statement for the annual meeting of shareholders to be held on May 25, 2010, which will be filed with the Commission pursuant to Regulation 14A.

# PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

1. All Financial Statements.

   The consolidated financial statements of Registrant are included in Item 8 of this report, and are incorporated herein by reference.

2. Financial statement schedules.

   Schedules have been omitted because they are not applicable or are not required under the instructions contained in Regulation S-X or because the information required to be set forth therein is included in the consolidated financial statements or notes thereto at Item 8 of this report.

3. Exhibits.

The exhibit list required by this item is incorporated by reference to the Exhibit Index filed with this report.

(b) Exhibits filed:

See Exhibit Index under Item 15(a)(3) above for the list of exhibits required to be filed by Item 601 of regulation S-K with this report.

(c) Financial statement schedules filed:

See Item 15(a)(2) above.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2010

TRICO BANCSHARES

By: /s/ Richard P. Smith
Richard P. Smith, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Date: March 10, 2010

/s/ Richard P. Smith
Richard P. Smith, President, Chief Executive
Officer and Director (Principal Executive Officer)

Date: March 10, 2010

/s/ Thomas J. Reddish
Thomas J. Reddish, Executive Vice President and Chief Financial
Officer (Principal Financial and Accounting Officer)

Date: March 10, 2010

/s/ Donald J. Amaral
Donald J. Amaral, Director

Date: March 10, 2010

/s/ William J. Casey
William J. Casey, Director and Chairman
of the Board

Date: March 10, 2010

/s/ Craig S. Compton
Craig S. Compton, Director

| | |
|---|---|
| Date: March 10, 2010 | /s/ L. Gage Chrysler<br>L. Gage Chrysler, Director |
| Date: March 10, 2010 | /s/ John S.A. Hasbrook<br>John S.A. Hasbrook, Director |
| Date: March 10, 2010 | /s/ Michael W. Koehnen<br>Michael W. Koehnen, Director |
| Date: March 10, 2010 | /s/ Donald E. Murphy<br>Donald E. Murphy, Director and<br>Vice Chairman of the Board |
| Date: March 10, 2010 | /s/ Steve G. Nettleton<br>Steve G. Nettleton, Director |
| Date: March 10, 2010 | /s/ Carroll R. Taresh<br>Carroll R. Taresh, Director |
| Date: March 10, 2010 | /s/ Alex A. Vereschagin<br>Alex A. Vereschagin, Jr., Director |
| Date: March 10, 2010 | /s/ W. Virginia Walker<br>W. Virginia Walker, Director |

| Exhibit No. | Exhibit Index |
|---|---|
| 3.1 | Restated Articles of Incorporation, filed as Exhibit 3.1 to TriCo's Current Report on Form 8-K filed on March 16, 2009. |
| 3.2 | Bylaws of TriCo Bancshares, as amended, filed as Exhibit 3.2 to TriCo's Current Report on Form 8-K filed March 16, 2009. |
| 4 | Certificate of Determination of Preferences of Series AA Junior Participating Preferred Stock filed as Exhibit 3.3 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. |
| 10.1 | Rights Agreement dated June 25, 2001, between TriCo and Mellon Investor Services LLC filed as Exhibit 1 to TriCo's Form 8-A dated July 25, 2001. |
| 10.2* | Form of Change of Control Agreement dated as of August 23, 2005, between TriCo, Tri Counties Bank and each of Dan Bailey, Bruce Belton, Craig Carney, Gary Coelho, Rick Miller, Richard O'Sullivan, Thomas Reddish, and Ray Rios filed as Exhibit 10.2 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. |
| 10.5* | TriCo's 1995 Incentive Stock Option Plan filed as Exhibit 4.1 to TriCo's Form S-8 Registration Statement dated August 23, 1995 (No. 33-62063). |
| 10.6* | TriCo's 2001 Stock Option Plan, as amended, filed as Exhibit 10.7 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. |
| 10.7* | TriCo's 2009 Equity Incentive plan, included as Appendix A to TriCo's definitive proxy statement filed on April 4, 2009. |
| 10.8* | Amended Employment Agreement between TriCo and Richard Smith dated as of August 23, 2005 filed as Exhibit 10.8 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. |
| 10.9* | Tri Counties Bank Executive Deferred Compensation Plan restated April 1, 1992, and January 1, 2005 filed as Exhibit 10.9 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. |
| 10.10* | Tri Counties Bank Deferred Compensation Plan for Directors effective January 1, 2005 filed as Exhibit 10.10 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. |
| 10.11* | 2005 Tri Counties Bank Deferred Compensation Plan for Executives and Directors effective January 1, 2005 filed as Exhibit 10.11 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. |
| 10.13* | Tri Counties Bank Supplemental Retirement Plan for Directors dated September 1, 1987, as restated January 1, 2001, and amended and restated January 1, 2004 filed as Exhibit 10.12 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. |
| 10.14* | 2004 TriCo Bancshares Supplemental Retirement Plan for Directors effective January 1, 2004 filed as Exhibit 10.13 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. |
| 10.15* | Tri Counties Bank Supplemental Executive Retirement Plan effective September 1, 1987, as amended and restated January 1, 2004 filed as Exhibit 10.14 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. |
| 10.16* | 2004 TriCo Bancshares Supplemental Executive Retirement Plan effective January 1, 2004 filed as Exhibit 10.15 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. |
| 10.17* | Form of Joint Beneficiary Agreement effective March 31, 2003 between Tri Counties Bank and each of George Barstow, Dan Bay, Ron Bee, Craig Carney, Robert Elmore, Greg Gill, Richard Miller, Richard O'Sullivan, Thomas |

Reddish, Jerald Sax, and Richard Smith, filed as Exhibit 10.14 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

10.18* Form of Joint Beneficiary Agreement effective March 31, 2003 between Tri Counties Bank and each of Don Amaral, William Casey, Craig Compton, John Hasbrook, Michael Koehnen, Donald Murphy, Carroll Taresh, and Alex Vereschagin, filed as Exhibit 10.15 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

10.19* Form of Tri-Counties Bank Executive Long Term Care Agreement effective June 10, 2003 between Tri Counties Bank and each of Craig Carney, Richard Miller, Richard O'Sullivan, and Thomas Reddish, filed as Exhibit 10.16 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

10.20* Form of Tri-Counties Bank Director Long Term Care Agreement effective June 10, 2003 between Tri Counties Bank and each of Don Amaral, William Casey, Craig Compton, John Hasbrook, Michael Koehnen, Donald Murphy, Carroll Taresh, and Alex Vereschagin, filed as Exhibit 10.17 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

10.21* Form of Indemnification Agreement between TriCo Bancshares/Tri Counties Bank and each of the directors of TriCo Bancshares/Tri Counties Bank effective on the date that each director is first elected, filed as Exhibit 10.18 to TriCo'S Annual Report on Form 10-K for the year ended December 31, 2003.

10.22* Form of Indemnification Agreement between TriCo Bancshares/Tri Counties Bank and each of Dan Bailey, Craig Carney, Rick Miller, Richard O'Sullivan, Thomas Reddish, Ray Rios, and Richard Smith filed as Exhibit 10.21 to TriCo's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

21.1 Tri Counties Bank, a California banking corporation, TriCo Capital Trust I, a Delaware business trust, and TriCo Capital Trust II, a Delaware business trust, are the only subsidiaries of Registrant

23.1 Independent Registered Public Accounting Firm's Consent

31.1 Rule 13a-14(a)/15d-14(a) Certification of CEO

31.2 Rule 13a-14(a)/15d-14(a) Certification of CFO

32.1 Section 1350 Certification of CEO

32.2 Section 1350 Certification of CFO

* Management contract or compensatory plan or arrangement

**Exhibit 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 033-62063, No. 333-66064 and No. 333-115455 on Form S-8 of our report dated March 10, 2010, relating to the consolidated financial statements and the effectiveness of internal controls over financial reporting, appearing in this Annual Report on Form 10-K of TriCo Bancshares for the year ended December 31, 2009.

/s/ Moss Adams LLP

Stockton, California
March 10, 2010

**Exhibit 31.1**

Rule 13a-14/15d-14 Certification of CEO

I, Richard P. Smith, certify that;

1. I have reviewed this annual report on Form 10-K of TriCo Bancshares;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2010

/s/ Richard P. Smith
Richard P. Smith
President and Chief Executive Officer

**Exhibit 31.2**

Rule 13a-14/15d-14 Certification of CFO

I, Thomas J. Reddish, certify that;

1. I have reviewed this annual report on Form 10-K of TriCo Bancshares;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 5, 2010

/s/ Thomas J. Reddish
Thomas J. Reddish
Executive Vice President and Chief Financial Officer

**Exhibit 32.1**

Section 1350 Certification of CEO

In connection with the Annual Report of TriCo Bancshares (the "Company") on Form 10-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard P. Smith, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Richard P. Smith
Richard P. Smith
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to TriCo Bancshares and will be retained by TriCo Bancshares and furnished to the Securities and Exchange Commission or its staff upon request.

**Exhibit 32.2**

Section 1350 Certification of CFO

In connection with the Annual Report of TriCo Bancshares (the "Company") on Form 10-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas J. Reddish, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas J. Reddish
Thomas J. Reddish
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to TriCo Bancshares and will be retained by TriCo Bancshares and furnished to the Securities and Exchange Commission or its staff upon request.

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www.tricountiesbank.com

**OUR MISSION ►**

Tri Counties Bank exists for only one purpose: improving the financial success and well-being of our shareholders, customers, communities and employees.

TriCo Bancshares ► 63 Constitution Drive ► Chico, California 95973
phone 800.922.8742 ► fax 530.898.0310 ► NASDAQ: TCBK


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